Form 10-K405, Exhibit 13
period 1997-02-01
GADZOOKS INC
filed 1997-04-23
CIK 924140

                            SELECTED FINANCIAL DATA


($ in thousands, except operating data and per share amounts)                                       Fiscal Year Ended
---------------------------------------------------------------------------------------------------------------------
                                                    FEBRUARY 1,  January 27,  January 28,   January 29,   January 30,
                                                           1997         1996         1995          1994          1993
                                                    -----------  -----------  -----------   -----------   -----------
    INCOME STATEMENT DATA:
       Net sales                                      $ 128,388    $  84,602    $  56,463     $  38,239     $  25,368
       Cost of goods sold                                87,418       58,015       38,379        25,699        17,427
                                                      ---------    ---------    ---------     ---------     ---------
       Gross profit                                      40,970       26,587       18,084        12,540         7,941
       Selling, general and administrative expenses      29,212       19,794       14,452        10,315         6,765
       Provision for closing outlet stores                   --           --          250            --            --
                                                      ---------    ---------    ---------     ---------     ---------
       Operating income                                  11,758        6,793        3,382         2,225         1,176
       Interest income (expense), net                       945         (179)        (240)          (81)          (17)
                                                      ---------    ---------    ---------     ---------     ---------
       Income before income taxes                        12,703        6,614        3,142         2,144         1,159
       Provision for income taxes                         4,712        2,538        1,201           817           447
                                                      ---------    ---------    ---------     ---------     ---------
       Net income                                     $   7,991    $   4,076    $   1,941     $   1,327     $     712
                                                      =========    =========    =========     =========     =========

       Net income per share                           $    0.87    $    0.60    $    0.32     $    0.24     $    0.13
       Weighted average shares outstanding                9,143        6,742        5,976         5,506         5,416

    SELECTED OPERATING DATA:
       Comparable store sales increase(1)                   6.1%        14.7%         8.4%          3.5%         19.6%
       Number of stores at year end                         183          126           90            65            43
       Average net sales per store                    $ 814,838    $ 776,807    $ 698,108     $ 680,651     $ 692,736
       Average net sales per square foot              $     356    $     343    $     306     $     306     $     346
       Total square footage at end of period            421,572      284,953      204,711       148,338        97,920
       Operating income percentage                          9.2%         8.0%         6.0%          5.8%          4.6%
       Capital expenditures (in 000s)                 $   6,864    $   5,959    $   3,445     $   2,426     $   1,562

    BALANCE SHEET DATA:
       Working capital                                $  34,333    $  20,368    $   4,262     $   2,014     $   1,937
       Total assets                                   $  64,747    $  45,611    $  19,836     $  13,471     $   9,038
       Total debt                                            --    $     178    $   3,026     $     972     $     211
       Redeemable preferred stock and
          cumulative dividends                               --           --    $  10,631     $   6,856     $   6,342
       Shareholders' equity (deficit)                 $  49,063    $  30,765    $  (2,204)    $  (1,436)    $  (2,249)

(1) A store becomes comparable after it has been open for 14 full fiscal months.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

Gadzooks is a rapidly growing, mall-based specialty retailer of casual apparel and related accessories for young men and women principally between the ages of 13 and 19. The Company opened its first store in 1983, and at year-end 1996, operated 183 stores in 24 states throughout the Mid-Atlantic, Midwest, Southeast and Southwest, regions of the United States. Since fiscal 1992, the Company has been on a rapid expansion program, opening 23 new stores in fiscal 1993, 26 new stores in fiscal 1994, 39 new stores in fiscal 1995, and 57 new stores in 1996.


RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain selected income statement data expressed as a percentage of net sales and certain store data:

                                                                   Fiscal Year
------------------------------------------------------------------------------
                                                     1996      1995       1994
                                                    -----     -----      -----
Net sales                                           100.0%    100.0%     100.0%
Cost of goods sold, including buying, distribution   68.1      68.6       68.0
  and occupancy costs
                                                    -----     -----      -----
Gross profit                                         31.9      31.4       32.0
Selling, general and administrative expenses         22.7      23.4       25.6
Provision for closing outlet stores                    --        --        0.4
                                                    -----     -----      -----
Operating income                                      9.2       8.0        6.0
Interest income (expense), net                         .7      (0.2)      (0.4)
                                                    -----     -----      -----
Income before income taxes                            9.9       7.8        5.6
Provision for income taxes                            3.7       3.0        2.1
                                                    -----     -----      -----
Net income                                            6.2%      4.8%       3.5%
                                                    =====     =====      =====
Number of stores open at end of period                183       126         90


FISCAL 1996 COMPARED TO FISCAL 1995

Net sales increased approximately $43.8 million, or 51.8%, to $128.4 million during fiscal 1996 from $84.6 million in fiscal 1995. Net sales of the 57 new stores opened during fiscal 1996 and for those stores not yet qualifying as comparable stores contributed $39.0 million of the increase in sales. Comparable store sales increased 6.1% in fiscal 1996 and contributed $4.7 million of the increase in sales. The increase in comparable store sales was primarily due to continuous improvements in merchandise assortments supported by strong sales in the junior and young men categories. A store becomes comparable after it has been open for 14 full fiscal months. Fiscal 1996 was a 53 week period. The fifty-third week contributed $1.9 million to the increase in net sales.

Gross profit increased approximately $14.4 million to $41.0 million in fiscal 1996 from $26.6 million in fiscal 1995. As a percentage of sales, gross profit increased to 31.9% in fiscal 1996 from 31.4% in fiscal 1995 due to slightly higher merchandise margins and a decrease in buying and distribution costs as a percentage of sales resulting from the Company's larger store base.

Selling, general and administrative expenses increased approximately $9.4 million to $29.2 million during fiscal 1996 from $19.8 million in fiscal 1995, but decreased as a percentage of sales to 22.7% in fiscal 1996 from 23.4% in fiscal 1995. The decrease as a percentage of sales was due to the leveraging of certain store and corporate overhead expenses as a percentage of sales, primarily as a result of the comparable store sales increases achieved during the year and the Company's larger store base.

Operating income increased approximately $5.0 million to $11.8 million during fiscal 1996 from $6.8 million in fiscal 1995. As a percentage of sales, operating income increased to 9.2% in fiscal 1996 from 8.0% in fiscal 1995.

Net interest income increased approximately $1.1 million to $0.9 million net interest income during fiscal 1996 from $0.2 million net interest expense in fiscal 1995. The Company's interest income increased due to temporary investments of cash available from the two public stock offerings completed in October 1995 and January 1996.

Income tax expense was $4.7 million for fiscal 1996, compared to $2.5 million in fiscal 1995. The effective income tax rate in fiscal 1996 was 37.1%, compared to 38.4% in fiscal 1995. The lower effective income tax rate for fiscal 1996 compared to fiscal 1995 was primarily attributable to higher amounts of non-taxable interest income in fiscal 1996.


FISCAL 1995 COMPARED TO FISCAL 1994

Net sales increased approximately $28.1 million, or 49.8%, to $84.6 million during fiscal 1995 from $56.5 million in fiscal 1994. Net sales for the 39 new stores opened during fiscal 1995 and for those stores not yet qualifying as comparable stores contributed $20.6 million of the increase in sales. Comparable store sales increased 14.7% in fiscal 1995 and contributed $7.5 million of the increase in sales. The increase in comparable store sales was primarily due to continued improvements in merchandise assortments and better in-stock positions in the stores as a result of improvements in the Company's inventory planning and allocation systems implemented during the fourth quarter of fiscal 1994.

Gross profit increased approximately $8.5 million to $26.6 million in fiscal 1995 from $18.1 million in fiscal 1994. As a percentage of sales, gross profit decreased to 31.4% in fiscal 1995 from 32.0% in fiscal 1994 due to increased buying and distribution costs primarily resulting from the addition of a general merchandising manager and related merchandising staff in late 1994.

Selling, general and administrative expenses increased approximately $5.3 million to $19.8 million during fiscal 1995 from $14.5 million in fiscal 1994, but decreased as a percentage of sales to 23.4% in fiscal 1995 from 25.6% in fiscal 1994. The increase in aggregate selling, general and administrative expenses was primarily due to the larger number of stores in operation. The decrease as a percentage of sales was primarily due to a reduction in store operating expenses as a percentage of sales due to comparable store sales increases, and to a lesser extent, a reduction in corporate overhead expense as a percentage of sales due to operating leverage achieved through the Company's larger store base.

Operating income increased approximately $3.4 million to $6.8 million during fiscal 1995 from $3.4 million in fiscal 1994. As a percentage of sales, operating income increased to 8.0% in fiscal 1995 from 6.0% in fiscal 1994.

Net interest expense decreased approximately $61,000 during fiscal 1995 from fiscal 1994, primarily due to a reduction in average bank borrowings during the fourth quarter of fiscal 1995 as a result of the utilization of funds received from the Company's initial public offering in October 1995.


QUARTERLY RESULTS AND SEASONALITY

The Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of new store openings and related pre-opening expenses, net sales contributed by new stores, increases or decreases in comparable store sales, and changes in the Company's merchandise mix.

The Company's business is also subject to seasonal influences, with slightly higher sales during the Christmas holiday, back-to-school, and spring break seasons. The Christmas holiday season remains the Company's single most important selling season. The Company believes, however, that the significance of the back-to-school season

(which affects operating results in the second and third quarters) and spring break season (which affects operating results in the first quarter) reduces somewhat the Company's dependence on the Christmas holiday selling season. As is the case with many apparel retailers, the Company's net sales and net income are typically lower in the first quarter. The Company has experienced first quarter losses in the past and may experience such losses in the future.

The following table sets forth certain statement of operations and operating data for each of the Company's last eight fiscal quarters. The quarterly data set forth below were derived from unaudited financial statements of the Company, which in the opinion of management of the Company, contain all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation thereof. Results for any quarter are not necessarily indicative of results that may be achieved for a full fiscal year.


(In thousands, except operating and per share data)       Fiscal 1996                             Fiscal 1995
-------------------------------------------------------------------------------------------------------------
                                  FIRST    SECOND     THIRD    FOURTH     First    Second     Third    Fourth
                                QUARTER   QUARTER   QUARTER   QUARTER   Quarter   Quarter   Quarter   Quarter
Statement of Operations Data:
   Net sales                    $23,486   $28,504   $31,171   $45,227   $15,999   $18,408   $20,346   $29,849
   Gross profit                   6,947     8,870     9,834    15,320     4,563     5,619     6,272    10,132
   Operating income                 961     2,447     2,789     5,561       455     1,280     1,578     3,480
   Net income                       738     1,647     1,918     3,689       231       696       930     2,218
   Net income per share         $  0.08   $  0.18   $  0.21   $  0.41   $  0.04   $  0.11   $  0.14   $  0.26
   Weighted average
      shares outstanding          9,030     9,116     9,119     9,083     6,075     6,064     6,860     8,408
Selected Operating Data:
   Stores open at end
      of period                     146       160       174       183       101       111       115       126


LIQUIDITY AND CAPITAL RESOURCES

GENERAL. During the last three fiscal years, the Company's primary uses of cash have been to finance new store openings and purchase merchandise inventories. The Company has satisfied its cash requirements principally from proceeds of the sale of equity securities, borrowings under bank credit facilities and cash flow from operations.

CASH FLOWS. During fiscal 1996, 1995, and 1994, cash flows from operating activities were $5.6 million, $4.0 million, and $0.3 million, respectively. The Company's net income has increased in each of the last three fiscal years. However, cash flows from operating activities decreased in fiscal 1994 primarily as a result of an increase in inventory, principally in connection with new store openings. While the increase in inventory was partially financed through vendor trade credit, accounts payable did not increase in proportion to the increase in inventory during fiscal 1994 due to changes in the factoring of accounts receivable by many of the Company's vendors, which effectively shortened the Company's payment terms. Since the Company's initial public offering, vendor credit terms have become more favorable to the Company.

Cash used in investing activities was approximately $19.3 million, $6.0 million, and $3.4 million for fiscal 1996, 1995, and 1994, respectively. The Company spent $6.9 million in capital expenditures during fiscal 1996, the majority of which was used to open new stores. The Company opened 57, 39, and 26 stores in fiscal 1996, 1995, and 1994, respectively. In addition, $12.4 million of capital resources, in excess of current working capital needs, was used to purchase highly liquid investments during fiscal 1996.

Net cash flow provided by financing activities was $10.3 million, $15.4 million, and $3.1 million for fiscal 1996, 1995, and 1994, respectively. During fiscal 1996, the Company received $9.1 million from a secondary public offering and

$1.2 million as a tax benefit from the exercise of employee stock options. During fiscal 1995, the Company received $20.1 million from its initial public offering and $1.6 million from borrowings on a bank term loan. The Company used $4.4 million for payment on the bank term loan and capital lease obligations, and $2.1 million for payment of cash dividends to holders of Preferred Stock. During fiscal 1994, the Company received $3.0 million from proceeds of a bank term loan and $3.1 million from the issuance of Class A and Class B Preferred Stock. The Company used $2.0 million of proceeds of the Class A Preferred Stock issuance to repurchase Common Stock pursuant to the terms of the Class A Purchase Agreement. In addition, the Company used $0.5 million for repayments on its bank revolving line of credit and $0.4 million for payments on long-term obligations.

CREDIT FACILITY. The Company currently has a loan agreement ("Credit Facility") with Wells Fargo Bank which provides for an unsecured revolving line of credit totaling $10.0 million, which bears interest at the lesser of either Prime Rate or 1.95% above LIBOR. The current bank Credit Facility matures on June 5, 1998. The Credit Facility also provides for the issuance of letters of credit under the revolving line that are generally used in certain circumstances in connection with merchandise purchases. At February 1, 1997, no amounts were outstanding under the Credit Facility.

The Credit Facility also subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants require the Company to maintain a certain minimum current ratio, minimum tangible net worth, minimum working capital, and coverage ratios each month.

CAPITAL EXPENDITURES. The Company anticipates that it will spend approximately $7.0 million in capital expenditures to open 55 to 60 new stores and to remodel six or seven existing stores in fiscal 1997. During fiscal 1996, the Company spent $6.2 million in capital expenditures to open 57 new stores and remodel four existing stores and $0.7 million for other capital purchases. The Company's average capital expenditures to construct a new store during fiscal 1996, including leasehold improvements and furniture and fixtures, averaged approximately $167,000 (approximately $100,000 net of landlord construction allowances).

The Company anticipates that its cash requirements for opening inventories in stores expected to open in fiscal 1997 will be approximately $4.0 million. The cost of initial inventory for a new store is approximately $100,000; however, the immediate cash requirement for inventory is partially financed through the Company's payable terms with its vendors.

Pre-opening costs range from $8,000 to $10,000 for travel, hiring and training, and other miscellaneous costs associated with the setup of a new store prior to its opening for business. Pre-opening costs are expensed in the period when the store opens. The actual costs that the Company will incur in opening new stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, the size of the store, and the extent of the build-out required at the selected site.

The Company estimates that it will spend approximately $2.0 million to install additional merchandise handling equipment at its new distribution center and to finish-out the new corporate headquarters in the first half of fiscal 1997. The Company may also upgrade and enhance its computer systems for certain distribution functions in the last half of fiscal 1997, which would result in additional capital expenditures of approximately $1.0 million.

The Company believes that its existing cash balances, cash generated from operations, and funds available under the Credit Facility will be sufficient to satisfy its cash requirements through fiscal 1997.


INFLATION

The Company does not believe that inflation has had a material effect on net sales or results of operations. The Company has generally been able to pass on increased costs through increases in selling prices.

                                 BALANCE SHEETS


---------------------------------------------------------------------------------------------------------
                                                                                FEBRUARY 1,   January 27,
                                                                                       1997          1996
                                                                                -----------   -----------
ASSETS

Current assets:
   Cash and cash equivalents                                                    $10,347,728   $13,732,644
   Short-term investments                                                        12,419,847          --
   Accounts receivable                                                            1,283,910       490,769
   Inventory                                                                     23,211,036    18,707,085
   Other current assets                                                           1,329,034     1,161,173
                                                                                -----------   -----------
                                                                                 48,591,555    34,091,671
                                                                                -----------   -----------
Leaseholds, fixtures and equipment, net                                          16,155,772    11,518,989
                                                                                -----------   -----------
                                                                                $64,747,327   $45,610,660
                                                                                ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                             $ 7,654,123   $ 8,495,007
   Accrued payroll and benefits                                                   3,135,152     1,867,657
   Other current liabilities                                                      2,355,099     1,906,907
   Income taxes payable                                                           1,114,662     1,320,769
   Current portion of long-term obligations                                            --         133,256
                                                                                -----------   -----------
                                                                                 14,259,036    13,723,596
                                                                                -----------   -----------
Long-term obligations, less current portion                                            --          44,716
Accrued rent                                                                      1,425,060     1,077,401
Commitments and contingencies (Note 7)

Shareholders' equity:
   Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued          --            --
   Common stock, $.01 par value, 25,000,000 shares authorized, 8,584,440
      and 5,219,930 shares issued and outstanding, respectively                      85,844        52,199
   Additional paid-in capital                                                    39,741,021    29,467,782

   Retained Earnings                                                              9,236,366     1,244,966
                                                                                -----------   -----------
                                                                                 49,063,231    30,764,947
                                                                                -----------   -----------
                                                                                $64,747,327   $45,610,660
                                                                                ===========   ===========



    The accompanying notes are an integral part of these financial statements.

                              STATEMENTS OF INCOME

                                                                                          Fiscal Year Ended
-----------------------------------------------------------------------------------------------------------
                                                              FEBRUARY 1,      January 27,      January 28,
                                                                     1997             1996             1995
                                                            -------------    -------------    -------------
Net sales                                                   $ 128,388,380    $  84,601,819    $  56,462,742

Costs and expenses:
   Cost of goods sold, including buying, distribution and
      occupancy costs                                          87,417,930       58,015,483       38,378,994
   Selling, general and administrative expenses                29,212,565       19,793,831       14,452,161
   Provision for closing outlet stores                               --               --            250,000
                                                            -------------    -------------    -------------
                                                              116,630,495       77,809,314       53,081,155
                                                            -------------    -------------    -------------
   Operating income                                            11,757,885        6,792,505        3,381,587

Interest expense                                                  (26,367)        (347,480)        (247,475)
Interest income                                                   971,382          168,641            7,894
                                                            -------------    -------------    -------------
   Income before income taxes                                  12,702,900        6,613,666        3,142,006
Provision for income taxes                                      4,711,500        2,538,000        1,201,492
                                                            -------------    -------------    -------------
   Net income                                               $   7,991,400    $   4,075,666    $   1,940,514
                                                            =============    =============    =============

Net income per common and common equivalent share           $        0.87    $        0.60    $        0.32
                                                            -------------    -------------    -------------

Weighted average common and common equivalent
   shares outstanding                                           9,142,921        6,742,416        5,975,836
                                                            =============    =============    =============




    The accompanying notes are an integral part of these financial statements.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


-------------------------------------------------------------------------------------------------------------------
                                                    Common Stock       Additional        Retained
                                            Shares       Capital          Paid In        Earnings         Total
                                           ------------------------------------------------------------------------
    BALANCE, JANUARY 29, 1994              1,428,571     $14,286     $     30,714     $(1,481,274)    $ (1,436,274)
       Repurchase of common stock           (423,280)     (4,233)          (9,100)     (1,986,667)      (2,000,000)
       Accrued preferred stock dividends                                                 (666,000)        (666,000)
       Other                                                                              (42,002)         (42,002)
       Net income                                                                       1,940,514        1,940,514
                                           ---------     -------     ------------     -----------     ------------

    BALANCE, JANUARY 28, 1995              1,005,291      10,053           21,614      (2,235,429)      (2,203,762)
       Issuance of common stock,
          net of underwriting
          commissions and expenses         1,687,050      16,871       20,167,697              --       20,184,568
       Conversion of preferred stock       2,527,589      25,275        9,074,726              --        9,100,001
       Accrued preferred stock dividends                                                 (500,554)        (500,554)
       Tax benefit from exercise of
          stock options                                                   203,745              --          203,745
       Other                                                                              (94,717)         (94,717)
       Net income                                                                       4,075,666        4,075,666
                                           ---------     -------     ------------     -----------     ------------

    BALANCE, JANUARY 27, 1996              5,219,930      52,199       29,467,782       1,244,966       30,764,947
       Issuance of common stock,
          net of underwriting
          commissions and expenses           400,000       4,000        9,012,586              --        9,016,586
       Stock issued under option plans       131,284       1,313           80,985              --           82,298
       Three-for-two common stock
          split effected in the form of
          a 50% stock dividend             2,833,226      28,332          (28,332)             --               --
       Tax benefit from exercise
          of stock options                                              1,208,000              --        1,208,000

       Net Income                                                                       7,991,400        7,991,400
                                           ---------     -------     ------------     -----------     ------------

    BALANCE, FEBRUARY 1, 1997              8,584,440     $85,844     $ 39,741,021     $ 9,236,366     $ 49,063,231
                                           =========     =======     ============     ===========     ============



    The accompanying notes are an integral part of these financial statements.

                            STATEMENTS OF CASH FLOWS

                                                                                         Fiscal Year Ended
----------------------------------------------------------------------------------------------------------
                                                               FEBRUARY 1,     January 27,     January 28,
                                                                      1997            1996            1995
                                                              ------------    ------------    ------------
Cash flows from operating activities:
   Net income                                                 $  7,991,400    $  4,075,666    $  1,940,514
   Adjustments to reconcile net income to net cash provided
      by operating activities:
      Depreciation                                               2,227,401       1,461,265         990,223
      Deferred income taxes                                       (347,500)       (117,287)       (284,995)
      Provision for closing outlet stores                             --              --           250,000
      Changes in operating assets and liabilities:
         Accounts receivable                                      (793,141)       (162,751)        (55,190)
         Inventory                                              (4,503,951)     (6,974,472)     (3,901,016)
         Other assets                                              179,639        (611,328)        122,327
         Accounts payable                                         (840,884)      3,625,800         147,946
         Accrued payroll and benefits                            1,267,495         769,352         528,280
         Income taxes payable                                     (206,107)        657,311         182,249
         Other liabilities                                         662,595       1,232,423         409,812
                                                              ------------    ------------    ------------
            Net cash provided by operating activities            5,636,947       3,955,979         330,150
                                                              ------------    ------------    ------------
Cash flows from investing activities:
   Capital expenditures, net                                    (6,864,184)     (5,958,770)     (3,444,916)
   Purchases of short-term investments                         (14,129,847)           --              --
   Proceeds from redemption of short-term investments            1,710,000            --              --
                                                              ------------    ------------    ------------
            Net cash used in investing activities              (19,284,031)     (5,958,770)     (3,444,916)
                                                              ------------    ------------    ------------
Cash flows from financing activities:
   Repayments of line of credit                                       --              --          (500,000)
   Principal payments on long-term obligations                     (44,716)     (4,419,729)       (446,076)
   Proceeds from term note                                            --         1,572,000       3,000,000
   Issuance of preferred stock, net                                   --              --         3,066,787
   Issuance of common stock, net                                 9,098,884      20,184,567            --
   Repurchase of common stock                                         --              --        (2,000,000)
   Payment of preferred stock dividends                               --        (2,126,554)           --
   Tax Benefit From Exercise Of Stock Options                    1,208,000         203,745            --
                                                              ------------    ------------    ------------
            Net cash provided by financing activities           10,262,168      15,414,029       3,120,711
                                                              ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents            (3,384,916)     13,411,238           5,945
Cash and cash equivalents at beginning of period                13,732,644         321,406         315,461
                                                              ------------    ------------    ------------
Cash and cash equivalents at end of period                    $ 10,347,728    $ 13,732,644    $    321,406
                                                              ============    ============    ============
Cash paid during the year for:
   Interest                                                   $     20,106    $    332,099    $    229,195
   Income taxes                                                  4,057,107       1,794,233       1,304,238
Noncash activities:
   Accrual of preferred stock dividends                               --      $    500,554    $    666,000




   The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS


                 (1)  ORGANIZATION AND NATURE OF THE COMPANY

Gadzooks, Inc. (the "Company") is a mall-based, specialty retailer of casual apparel and related accessories for young men and women principally between the ages of 13 and 19. At February 1, 1997, the Company had 183 company-owned stores in operation throughout the Mid-Atlantic, Midwest, Southeast, and Southwest regions of the United States.

The Company's fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal years 1996, 1995, and 1994 represent the 52 or 53 week periods ended February 1, 1997, January 27, 1996, and January 28, 1995, respectively. Fiscal 1996 was a 53 week period.


                (2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments consist of highly liquid investments with original maturities between three and twelve months. Management determines the proper classifications of investments at the time of purchase and reevaluates such designations as of each balance sheet date. At February 1, 1997, all securities are classified as held-to-maturity under the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" based on the Company's positive intent and ability to hold the securities to maturity. In accordance with SFAS No. 115, these securities are carried at amortized cost, which approximates fair market value.

INVENTORY

Inventories are valued at the lower of average cost or market.

LEASEHOLDS, FIXTURES AND EQUIPMENT

Leaseholds, fixtures and equipment are stated at cost or, in the case of capitalized leases, at the present value of future minimum lease payments. Depreciation of fixtures and equipment is based upon the estimated useful lives of the assets, generally from five to ten years, computed on the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over estimated useful lives or lease terms, if shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the respective carrying amounts may not be recoverable.

REVENUE RECOGNITION

Retail merchandise sales are recognized at the point of sale less sales returns.

ADVERTISING

Advertising costs are expensed when incurred.

STORE PRE-OPENING COSTS

Costs incurred with the setup of a new store prior to its opening for business are expensed in the period when the store opens.

INCOME TAXES

Deferred income taxes are provided on a liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and the tax bases of assets and liabilities using presently enacted tax rates.

EARNINGS PER SHARE AND STOCK SPLITS

Earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period after giving effect to (i) a three-for-two stock split declared by the Board of Directors in May 1996, (ii) a 3.15-to-1 reverse stock split declared by the Board of Directors in July 1995, (iii) the conversion of all redeemable preferred stock into shares of common stock and (iv) common stock equivalents resulting from stock options. Stock options granted with exercise prices below the initial public offering price (see Note 3) during the 12-month period preceding the initial filing date of the initial public offering and through October 5, 1995 have been included in the calculation of common stock equivalents using the treasury stock method as if they were outstanding for all periods prior to the initial public offering. The three-for-two stock split and the 3.15-to-1 reverse stock split have been given retroactive effect in the financial statements. Fully diluted earnings per share do not materially differ from primary earnings per share.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at February 1, 1997 and January 27, 1996 and the reported amounts of revenues and expenses during each of the three years in the period ended February 1, 1997. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

All financial instruments classified as current are recorded at cost, which approximates fair value due to the short maturity of these instruments.



                          (3) COMMON STOCK OFFERINGS

On October 5, 1995, the Company completed an initial public offering of 1,587,000 shares of common stock that provided net proceeds of $20,662,740. The offering required the automatic conversion of all outstanding shares of the Company's mandatorily redeemable preferred stock into 2,527,589 shares of common stock. Cumulative accrued preferred stock dividends of $2,005,041 and $121,512 for Class A and Class B Preferred Stock, respectively, were paid in cash out of the proceeds of the offering. At the completion of the offering, the Company filed restated articles of incorporation authorizing 1,000,000 shares of undesignated preferred stock and canceling all other classes of preferred stock.

On January 31, 1996, the Company completed a secondary offering of 600,000 shares of its common stock (after giving effect to the three-for-two stock split described in Note 2). The Company's net proceeds, after deducting expenses associated with the offering, totaled $9,016,586.

                          (4) SHORT-TERM INVESTMENTS


The amortized cost and estimated fair market value of investments are as follows:

---------------------------------------------------------------------------------------
                                                      Gross         Gross          Fair
                                    Amortized    Unrealized    Unrealized        Market
                                         Cost         Gains        Losses         Value
                                  -----------   -----------   -----------   -----------
Commercial paper                  $ 5,129,733   $     3,167   $      --     $ 5,132,900
Tax exempt securities backed by    12,846,114         6,735         2,030    12,850,819
     municipal bonds
Repurchase agreements               1,270,000          --            --       1,270,000
Other debt securities                 900,000          --             567       899,433
Less cash equivalents               7,726,000          --            --       7,726,000
                                  -----------   -----------   -----------   -----------
Total investment securities       $12,419,847   $     9,902   $     2,597   $12,427,152
                                  ===========   ===========   ===========   ===========

Investments classified as held-to-maturity at February 1, 1997 have various maturity dates that do not exceed one year.

                     (5) LEASEHOLDS, FIXTURES AND EQUIPMENT

Leaseholds, fixtures and equipment are summarized as follows:

------------------------------------------------------------------------
                                             FEBRUARY 1,     January 27,
                                                    1997            1996
                                            ------------    ------------
Leasehold improvements                      $ 15,164,836    $ 10,444,481
Fixtures and equipment                         7,014,643       4,870,845
                                            ------------    ------------
                                              22,179,479      15,315,326
Less accumulated depreciation                 (6,023,707)     (3,796,337)
                                            ------------    ------------
                                            $ 16,155,772    $ 11,518,989
                                            ============    ============

                           (6) LONG-TERM OBLIGATIONS

-------------------------------------------------------------------------------
                                                      FEBRUARY 1,   January 27,
                                                             1997          1996
                                                       ----------    ----------
Capital lease obligations                              $     --      $  177,972
Less current portion                                         --        (133,256)
                                                       ----------    ----------
                                                       $     --      $   44,716
                                                       ==========    ==========

On January 30, 1997, the Company entered into a new credit agreement with Wells Fargo Bank that provides for an unsecured revolving line of credit in the amount of $10 million. The revolving line, under which no amount is outstanding as of February 1, 1997, bears interest at the lesser of either Prime Rate or 1.95% above LIBOR. Any amount borrowed under the revolving line of credit becomes due June 5, 1998. The line also provides for the issuance of letters of credit. As of February 1, 1997, none of the available revolving line of credit has been used for the issuance of letters of credit.

The bank credit facility subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers, and stock repurchases. The covenants also require the Company to maintain a certain minimum current ratio, minimum tangible net worth, minimum working capital and coverage ratios each month. The Company pays commitment fees of 0.50% on the unused portion of the revolving line of credit.

                                   (7) LEASES

The Company leases store, office, and warehouse space under non-cancelable leases with terms that generally range from five to ten years. Most of the store leases provide for additional rentals on a percentage of store sales and specify rental increases over the term of the lease. Total rent expense under these operating leases was $9,602,618, $6,326,046, and $4,309,819 for fiscal years 1996, 1995, and 1994, respectively. Accrued rent of $1,425,060 as of February 1, 1997 and $1,077,401 as of January 27, 1996 has been provided to account for rent expenses on a straight-line basis. Future minimum lease payments under non-cancelable operating leases as of February 1, 1997 are as follows:

Fiscal year
-------------------------------------------------------------------
1997                                                $    11,612,360
1998                                                     11,876,514
1999                                                     11,677,071
2000                                                     11,487,201
2001                                                     11,375,574
Thereafter                                               44,039,449
                                                     --------------
Total minimum lease payments                         $  102,068,169
                                                     ==============

The Company paid in full its obligations under capital leases during fiscal 1996. Capital leased assets consisted primarily of computer equipment totaling $214,942, net of accumulated amortization of $233,638 at January 27, 1996.

                                (8) INCOME TAXES

The provision for federal and state income taxes consisted of the following:

                                                                         Fiscal
--------------------------------------------------------------------------------
                                         1996             1995             1994
                                  -----------      -----------      -----------
Current tax expense               $ 5,037,623      $ 2,654,146      $ 1,331,332
Deferred tax benefit                 (326,123)        (116,146)        (129,840)
                                  -----------      -----------      -----------
                                  $ 4,711,500      $ 2,538,000      $ 1,201,492
                                  ===========      ===========      ===========

The provision for income taxes differs from the amount of income taxes, computed by applying the U.S. statutory federal tax rate (34%) to pre-tax income, as a result of the following differences:

                                                                                          Fiscal
------------------------------------------------------------------------------------------------
                                                               1996           1995          1994
                                                        -----------    -----------   -----------
Tax provision at the statutory corporate rate           $ 4,318,986    $ 2,248,646   $ 1,068,282
State income taxes, net of related federal tax effect       418,449        211,564       117,786
Other, net                                                  (25,935)        77,790        15,424
                                                        -----------    -----------   -----------
Provision for income taxes                              $ 4,711,500    $ 2,538,000   $ 1,201,492
                                                        ===========    ===========   ===========

Deferred tax assets (liabilities) comprised the following:

-------------------------------------------------------------------
                                         FEBRUARY 1,    January 27,
                                                1997           1996
                                         -----------    -----------
Deferred tax assets:
     Accruals not currently deductible   $   631,240    $   439,565
     Depreciation                            427,442        142,517
     Other                                      --           20,495
                                         -----------    -----------
                                           1,058,682        602,577
Deferred tax liabilities:
     Capital leases                         (174,946)      (105,537)
     Other                                   (91,977)       (52,778)
                                         -----------    -----------
                                            (266,923)      (158,315)
                                         -----------    -----------
                                         $   791,759    $   444,262
                                         ===========    ===========

At February 1, 1997 and January 27, 1996, $502,211 and $459,250, respectively, of net current deferred tax assets were classified as other current assets. The early disposition of certain qualified stock options in fiscal 1996 and 1995 resulted in an income tax benefit to the Company of $1,208,000 and $203,745, respectively, that was credited to additional paid-in capital. The income tax benefit is the tax effect of the difference between the market price on the date of exercise and the option price.


                          (9) EMPLOYEE BENEFIT PLANS

Effective January 1, 1995, the Company established the Gadzooks, Inc.
Employees' Savings Plan (the "401(k) Plan"). The 401(k) Plan is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 15% of earnings with the Company matching 50% of the employee's first 4% contribution. Employee and Company contributions are paid to a corporate trustee and invested in various funds at the discretion of the participant. Company contributions made to participants' accounts become 100% vested on the fifth anniversary of the employee's participation in the Plan. For the years ended February 1, 1997 and January 27, 1996, the Company contributed $88,150 and $67,171, respectively, in matching contributions to the 401(k) Plan.

                           (10) STOCK OPTION PLANS

The Company has three incentive and nonstatutory stock option plans. The "Employee Plan" for employees and consultants was adopted in February 1992; the "Key Employee Plan" for key employees was adopted in September 1994; and the "Nonemployee Director Plan" for the Company's outside directors was adopted in August 1995. Under these plans, options are granted to purchase common stock at a price no less than fair market value at the grant date. For options granted prior to the initial public offering, the board of directors considered various factors in determining fair market value including, among other things, the rights and preferences of holders of other securities issued by the Company, the financial position and results of operations of the Company, and the liquidity of the Company's common stock. Subsequent to the initial public offering, all shares have been granted at the closing price of the Company's common stock traded on the NASDAQ National Market on the date of grant. Options have vesting periods of generally three to five years from date of grant, and may be exercised at any time once they become vested, but not more than 10 years from date of grant.

During fiscal 1995, plans were amended to adjust the maximum aggregate number of shares that may be optioned and sold under the plans to 900,000 shares for the Employee Plan and 272,651 for the Key Employee Plan. The maximum aggregate number of shares that may be optioned and sold under the Nonemployee Director Plan is 30,000 shares.

The following table includes option information for the Employee Plan, Key Employee Plan, and Nonemployee Director Plan:

                                                           1996                         1995                         1994
-------------------------------------------------------------------------------------------------------------------------
                                                       WEIGHTED                     Weighted                     Weighted
                                                        AVERAGE                      Average                      Average
                                                       EXERCISE                     Exercise                     Exercise
                                         SHARES           PRICE        Shares          Price        Shares          Price
                                         -------    -----------       -------    -----------       -------    -----------
Outstanding at beginning of year         675,946    $      2.13       867,474    $      1.79       340,678    $      0.23
Granted                                  139,115    $     19.70       141,787    $      4.48       562,509    $      2.64
Exercised                               (154,418)   $      0.53      (150,117)   $      1.11          --             --
Canceled                                  (5,354)   $     10.22      (183,198)   $      3.13       (35,713)   $      0.31
                                         -------    -----------       -------    -----------       -------    -----------
Outstanding at end of year               655,289    $      6.23       675,946    $      2.13       867,474    $      1.79
                                         -------    -----------       -------    -----------       -------    -----------

Available for grant at end of year       242,830                      378,858                      63,136
                                         -------                      -------                      -------    -----------

The following table summarizes information about stock options outstanding at February 1, 1997:

                                        OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
-----------------------------------------------------------   -------------------------
                                     Weighted
                                      Average      Weighted                    Weighted
Range of                 Number     Remaining       Average        Number       Average
Exercise            Outstanding   Contractual      Exercise   Exercisable      Exercise
Prices                at 2/1/97          Life         Price     at 2/1/97         Price
-----------------------------------------------------------   -------------------------
$ 0.21  - $ 0.53        159,746       7 years   $      0.39        84,289   $      0.30
$ 1.05  - $ 1.05         48,097       8 years   $      1.05        22,869   $      1.05
$ 3.15  - $3.15         227,209       7 years   $      3.15       136,326   $      3.15
$ 5.78  - $17.83        128,737       9 years   $     10.54        11,655   $      6.99
$ 18.50 - $29.00         88,500       9 years   $     20.31             0   $      0.00
$ 33.25 - $33.25          3,000       9 years   $     33.25             0   $      0.00
-----------------------------------------------------------   -------------------------
$ 0.21  - $33.25        655,289                                   255,139

During 1996, the Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation," which generally establishes financial accounting and reporting standards for stock-based employee compensation plans. As permitted, the Company measures and records compensation expense in accordance with current practices as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provides disclosure about pro forma compensation expense. Such adoption did not result in a charge to earnings in the Company's financial statements. If the Company had elected to recognize compensation expense based on the fair value of options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

-----------------------------------------------------------------
                                               1996          1995
                                        -----------   -----------
Net income - as reported                $ 7,991,400   $ 4,075,666
Net income - pro forma                  $ 7,654,272   $ 4,037,156
Earnings per share - as reported        $       .87   $       .60
Earnings per share - pro forma          $       .84   $       .60

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Multiple Option pricing model with the following weighted-average assumptions used for grants:


------------------------------------------------------
                                    1996          1995
                              ----------    ----------
Expected volatility                   70%           70%
Risk-free interest rate              6.4%          6.3%
Expected lives                 3.6 years     3.5 years
Dividend yield                         0%            0%

The weighted average fair value of options granted is $9.52 and $2.16 per share for fiscal 1996 and 1995, respectively.

                   (11) PROVISION FOR CLOSING OUTLET STORES

In January 1995, the Company decided to close its two outlet stores and recorded a provision of $250,000 to cover the write-down of inventory and fixed assets of $205,000 and estimated lease termination costs of $45,000. The closing of the outlets was completed during fiscal 1995. No significant adjustments were made to the provision.

                                GADZOOKS, INC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gadzooks, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Gadzooks, Inc. at February 1, 1997 and January 27, 1996, and results of its operations and its cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSE LLP

Dallas, Texas
March 12, 1997