Form 10-K, Exhibit 13
period 1998-01-31
GADZOOKS INC
filed 1998-04-27
CIK 924140

                                                                     EXHIBIT 13

                                                                  GADZOOKS, INC.

SELECTED
  FINANCIAL DATA



($ in thousands, except operating data and per share amounts)                                   Fiscal Year Ended
-----------------------------------------------------------------------------------------------------------------
                                            January 31,   February 1,   January 27,    January 28,    January 29,
                                               1998          1997          1996           1995           1994
                                            -----------   -----------   -----------    -----------    -----------
INCOME STATEMENT DATA:
    Net sales                                $ 171,639     $ 128,388     $  84,602      $  56,463      $  38,239
    Cost of goods sold                         120,309        87,418        58,015         38,379         25,699
                                             ---------     ---------     ---------      ---------      ---------
    Gross profit                                51,330        40,970        26,587         18,084         12,540
    Selling, general and
       administrative expenses                  38,773        29,212        19,794         14,452         10,315
    Provision for closing outlet stores             --            --            --            250             --
                                             ---------     ---------     ---------      ---------      ---------
    Operating income                            12,557        11,758         6,793          3,382          2,225
    Interest income (expense), net                 706           945          (179)          (240)           (81)
                                             ---------     ---------     ---------      ---------      ---------
    Income before income taxes                  13,263        12,703         6,614          3,142          2,144
    Provision for income taxes                   4,975         4,712         2,538          1,201            817
                                             ---------     ---------     ---------      ---------      ---------
    Net income                               $   8,288     $   7,991     $   4,076      $   1,941      $   1,327
                                             =========     =========     =========      =========      =========

    Net income per share
       Basic                                 $    0.95     $    0.94     $    0.67      $    0.34      $    0.27
       Diluted                               $    0.91     $    0.87     $    0.60      $    0.32      $    0.24
    Average shares outstanding
       Basic                                     8,683         8,525         6,095          5,671          5,000
       Diluted                                   9,100         9,143         6,742          5,976          5,506

SELECTED OPERATING DATA:
    Comparable store sales increase(1)             1.8%          6.1%         14.7%           8.4%           3.5%
    Number of stores at year end                   250           183           126             90             65
    Average net sales per store              $ 794,437     $ 814,838     $ 776,807      $ 698,108      $ 680,651
    Average net sales per square foot        $     341     $     356     $     343      $     306      $     306
    Total square footage at end of period      585,092       421,572       284,953        204,711        148,338
    Operating income percentage                    7.3%          9.2%          8.0%           6.0%           5.8%
    Capital expenditures (in 000s)           $  12,624     $   6,864     $   5,959      $   3,445      $   2,426

BALANCE SHEET DATA:
    Working capital                          $  34,878     $  34,333     $  20,368      $   4,262      $   2,014
    Total assets                                84,321        64,747        45,611         19,836         13,471
    Total debt                                      --            --           178          3,026            972
    Redeemable preferred stock and
       cumulative dividends                         --            --            --         10,631          6,856
    Shareholders' equity (deficit)              58,480        49,063        30,765         (2,204)        (1,436)

(1)A store becomes comparable after it has been open for 14 full fiscal months.


                                                                        thirteen

                                                                  GADZOOKS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Gadzooks is a rapidly growing, mall-based specialty retailer of casual apparel and related accessories for young men and women, principally between the ages of 13 and 19. The Company opened its first store in 1983, and at fiscal year-end 1997, operated 250 stores in 30 states throughout the Southwest, Midwest, Southeast, Mid-Atlantic and Northeast regions of the United States. The Company has been on a rapid expansion program, opening 39 new stores in fiscal 1995, 57 new stores in fiscal 1996, and 67 new stores in fiscal 1997.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain selected income statement data expressed as a percentage of net sales and certain store data:

                                                                 Fiscal Year
                                                      ----------------------------------
                                                        1997         1996         1995
                                                      --------     --------     --------
Net sales                                                100.0%       100.0%       100.0%
Cost of goods sold, including buying, distribution
   and occupancy costs                                    70.1         68.1         68.6
                                                      --------     --------     --------
Gross profit                                              29.9         31.9         31.4
Selling, general and administrative expenses              22.6         22.7         23.4
                                                      --------     --------     --------
Operating income                                           7.3          9.2          8.0
Interest income (expense), net                             0.4          0.7         (0.2)
                                                      --------     --------     --------
Income before income taxes                                 7.7          9.9          7.8
Provision for income taxes                                 2.9          3.7          3.0
                                                      --------     --------     --------
Net income                                                 4.8%         6.2%         4.8%
                                                      ========     ========     ========

Number of stores open at end of period                     250          183          126


FISCAL 1997 COMPARED TO FISCAL 1996

Net sales increased approximately $43.2 million, or 33.6%, to $171.6 million during fiscal 1997 from $128.4 million in fiscal 1996. Net sales of the 67 new stores opened during fiscal 1997 and for those stores not yet qualifying as comparable stores contributed $41.1 million to the increase in sales. Comparable store sales increased 1.8% in fiscal 1997 and contributed fourteen

                                                                  GADZOOKS, INC.



$2.1 million to the increase in sales. The increase in comparable sales was primarily due to strong sales in the young men's category. A store becomes comparable after it has been open for 14 full fiscal months. Fiscal 1996 was a 53 week period. The fifty-third week contributed $1.9 million to net sales in fiscal 1996.

Gross profit increased approximately $10.3 million to $51.3 million in fiscal 1997 from $41.0 million in fiscal 1996. As a percentage of sales, gross profit decreased to 29.9% in fiscal 1997 from 31.9% in fiscal 1996. The decrease in gross profit resulted primarily from substantial markdowns taken during the second quarter of fiscal 1997 in the junior apparel and accessories categories. Store occupancy costs increased by approximately one half of one percent primarily as a result of lower sales in the second quarter.

Selling, general and administrative expenses increased approximately $9.6 million to $38.8 million during fiscal 1997 from $29.2 million in fiscal 1996, but decreased as a percentage of sales to 22.6% in fiscal 1997 from 22.7% in fiscal 1996. The slight decrease as a percentage of sales was primarily due to the leveraging of corporate overhead expenses and lower management bonuses.

Operating income increased approximately $0.8 million to $12.6 million during fiscal 1997 from $11.8 million in fiscal 1996. As a percentage of sales, operating income decreased to 7.3% in fiscal 1997 from 9.2% in fiscal 1996.

Net interest income decreased approximately $0.2 million to $0.7 million during fiscal 1997 from $0.9 million in fiscal 1996. The Company's interest income decreased due to the use of short-term cash investments to fund the Company's continuing store expansion program.

Income tax expense was $5.0 million for fiscal 1997, compared to $4.7 million in fiscal 1996. The effective income tax rate in fiscal 1997 was 37.5%, compared to 37.1% in fiscal 1996. The increase in the Company's effective income tax rate was primarily attributable to the Company's expansion into states with higher state income tax rates.


FISCAL 1996 COMPARED TO FISCAL 1995

Net sales increased approximately $43.8 million, or 51.8%, to $128.4 million during fiscal 1996 from $84.6 million in fiscal 1995. Net sales of the 57 new stores opened during fiscal 1996 and for those stores not yet qualifying as comparable stores contributed $39.0 million to the increase in sales. Comparable store sales increased 6.1% in fiscal 1996 and contributed $4.7 million to the increase in sales. The increase in comparable store sales was primarily due to continuous improvements in merchandise assortments supported by strong sales in the junior and young men's categories. A store becomes comparable after it has been open for 14 full fiscal months. Fiscal 1996 was a 53 week period. The fifty-third week contributed $1.9 million to the increase in net sales.

                                                                         fifteen

                                                                  GADZOOKS, INC.




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

Net interest income increased approximately $1.1 million to $0.9 million during fiscal 1996 from $0.2 million net interest expense in fiscal 1995. The Company's interest income increased due to temporary investments of cash available from the two public stock offerings completed in October 1995 and January 1996.

Income tax expense was $4.7 million for fiscal 1996, compared to $2.5 million in fiscal 1995. The effective income tax rate in fiscal 1996 was 37.1%, compared to 38.4% in fiscal 1995. The lower effective income tax rate for fiscal 1996 compared to fiscal 1995 was primarily attributable to higher amounts of nontaxable interest income in fiscal 1996.


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



sixteen

                                                                  GADZOOKS, INC.


The following table sets forth certain statement of income and operating data for each of the Company's last eight fiscal quarters. The quarterly data set forth below were derived from unaudited financial statements of the Company, which in the opinion of management of the Company, contain all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation thereof. Results for any quarter are not necessarily indicative of results that may be achieved for a full fiscal year.

(in thousands except operating and per share data)              Fiscal 1997                                       Fiscal 1996
-----------------------------------------------------------------------------------------------------------------------------
                                  First       Second      Third      Fourth       First      Second       Third       Fourth
                                 Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
                                 --------    --------    --------    --------    --------    --------    --------    --------
Statement of income data:
   Net sales                     $ 34,070    $ 36,780    $ 41,268    $ 59,521    $ 23,486    $ 28,504    $ 31,171    $ 45,227
   Gross profit                    10,127       9,022      12,639      19,542       6,947       8,870       9,834      15,320
   Operating income                 1,893         141       2,869       7,654         961       2,447       2,789       5,561
   Net income                       1,324         171       1,920       4,873         738       1,647       1,918       3,689
   Net income
      per share
        Basic                    $   0.15    $   0.02    $   0.22    $   0.56    $   0.09    $   0.20    $   0.23    $   0.43
        Diluted                  $   0.15    $   0.02    $   0.21    $   0.54    $   0.08    $   0.18    $   0.21    $   0.41
   Average shares
      outstanding
        Basic                       8,592       8,669       8,730       8,739       8,439       8,446       8,519       8,584
        Diluted                     9,124       9,110       9,064       9,102       9,030       9,116       9,119       9,083
Selected operating data:
   Stores open at
      end of period                   197         221         232         250         146         160         174         183


LIQUIDITY AND CAPITAL RESOURCES

General. During the last three fiscal years, the Company's primary uses of cash have been to finance new store openings and purchase merchandise inventories. In addition, $3.1 million was spent in fiscal 1997 on the new distribution center and corporate headquarters. The Company has satisfied its cash requirements principally from cash flow from operations and proceeds from the sale of equity securities.

Cash Flows. During fiscal 1997, 1996 and 1995, cash flows from operating activities were $7.6 million, $5.6 million, and $4.0 million, respectively. The increases in operating cash flow were primarily the result of increases in net income over the last three fiscal years.

Cash used in investing activities approximated $9.4 million, $19.3 million and $6.0 million for fiscal 1997, 1996 and 1995, respectively. The Company spent $12.6 million on capital expenditures during fiscal 1997, of which $8.5 million was used to open new or remodel seventeen

                                                                  GADZOOKS, INC.

existing stores, and $4.1 million was used to build-out and furnish the new corporate headquarters and distribution center as well as to upgrade information systems. The Company opened 67, 57, and 39 new stores in fiscal 1997, 1996 and 1995, respectively.

Net cash flow provided by financing activities totalled $1.1 million, $10.3 million and $15.4 million for fiscal 1997, 1996 and 1995, respectively. During fiscal 1997, the Company received $0.4 million from the exercise of employee stock options as well as $0.7 million of related tax benefit. During fiscal 1996, the Company received $9.1 million from a public equity offering and $1.2 million as a tax benefit from the exercise of employee stock options. During fiscal 1995, the Company received $20.1 million from its initial public offering and $1.6 million from borrowings on a bank term loan. The Company used $4.4 million for payment on the bank term loan and capital lease obligations and $2.1 million for payment of cash dividends to holders of preferred stock.

Credit Facility. The Company currently has a loan agreement ("Credit Facility") with Wells Fargo Bank which provides for an unsecured revolving line of credit of $10.0 million which bears interest at the lesser of the Prime Rate or 1.95% above LIBOR. The Credit Facility also provides for the issuance of letters of credit under the revolving line that are generally used in connection with international merchandise purchases. At January 31, 1998, no amounts were outstanding under the Credit Facility. The Credit Facility matures on June 5, 1998. The Company intends to renew the Credit Facility upon maturity.

The Credit Facility also subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants require the Company to maintain a certain minimum current ratio, minimum tangible net worth, minimum working capital, and coverage ratios each month.

Capital Expenditures. The Company anticipates that it will spend approximately $12.0 million on capital expenditures in fiscal 1998, of which $9.4 million will be used to open 70 to 75 new stores and to remodel five to seven existing stores. During fiscal 1997, the Company spent $8.2 million in capital expenditures to open 67 new stores and remodel four existing stores and $0.3 million for other store-related capital purchases. The Company's average capital expenditures to construct a new store during fiscal 1997, including leasehold improvements and furniture and fixtures, averaged approximately $186,000 (approximately $116,000 net of landlord construction allowances).

The Company anticipates that its cash requirements for initial inventories in stores expected to open in fiscal 1998 will be approximately $5.0 million. The cost of initial inventory for a new store is approximately $100,000; however, the immediate cash requirement for inventory is partially financed through the Company's payable terms with its vendors.

Pre-opening costs range from $9,000 to $13,000 for travel, hiring, training and other miscellaneous costs associated with the setup of a new store prior to its opening for business. Pre-opening costs are expensed in the period when the store opens. The actual eighteen

                                                                  GADZOOKS, INC.

costs that the Company will incur in opening new stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, the size of the store, and the extent of the build-out required at the selected site.

The Company spent $3.1 million to install additional merchandise handling equipment at its new distribution center and to finish-out the new corporate headquarters in the first half of fiscal 1997. The Company also upgraded and enhanced its computer systems for certain planning and allocation and general corporate functions in the last half of fiscal 1997 which resulted in additional capital expenditures of approximately $1.0 million.

The Company believes that its existing cash balances, cash generated from operations, and funds available under the Credit Facility will be sufficient to satisfy its cash requirements through fiscal 1998.


YEAR 2000

The Company's business depends in part upon its ability to store, retrieve, process and manage significant databases and, periodically, to expand and upgrade its information processing capabilities. The Company recognizes the need to ensure that its operations will not be adversely impacted by Year 2000 software failures. The Company has reviewed and continues to review, on a regular basis, its computer equipment and software systems with regard to Year 2000 problems. To a lesser extent, the Company is also relying on its computer equipment and software suppliers' ability to ensure that all products provided by them are Year 2000 compliant. The Company has formulated a plan and methodology for addressing Year 2000 problems and is currently implementing such plan. The cost of implementing this plan is not expected to have a material impact on the Company's results of operations or financial position.


INFLATION

The Company does not believe that inflation has had a material effect on net sales or results of operations. The Company has generally been able to pass on increased costs through increases in selling prices.


                                                                        nineteen

                                                                  GADZOOKS, INC.

BALANCE
  SHEETS


                                                            --------------------------------
                                                              January 31,       February 1,
                                                                  1998             1997
                                                            --------------    --------------
ASSETS

Current assets:
    Cash and cash equivalents                               $    9,755,083    $   10,347,728
    Short-term investments                                       9,157,209        12,419,847
    Accounts receivable                                          2,815,444         1,283,910
    Inventory                                                   35,763,833        23,211,036
    Other current assets                                         1,426,539         1,329,034
                                                            --------------    --------------
                                                                58,918,108        48,591,555
                                                            --------------    --------------
Leaseholds, fixtures and equipment, net                         25,403,044        16,155,772
                                                            --------------    --------------
                                                            $   84,321,152    $   64,747,327
                                                            ==============    ==============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                        $   16,721,808    $    7,654,123
    Accrued payroll and benefits                                 2,111,284         3,135,152
    Other current liabilities                                    2,712,060         2,355,099
    Income taxes payable                                         2,494,855         1,114,662
                                                            --------------    --------------
                                                                24,040,007        14,259,036
                                                            --------------    --------------
Accrued rent                                                     1,800,730         1,425,060
Commitments and contingencies (Note 7)
Shareholders' equity:
    Preferred stock, $1.00 par value, 1,000,000 shares
       authorized, none issued                                          --                --
    Common stock, $.01 par value, 25,000,000 shares
       authorized, 8,754,577 and 8,584,440 shares issued
       and outstanding, respectively                                87,546            85,844
    Additional paid-in capital                                  40,868,605        39,741,021
    Retained earnings                                           17,524,264         9,236,366
                                                            --------------    --------------
                                                                58,480,415        49,063,231
                                                            --------------    --------------
                                                            $   84,321,152    $   64,747,327
                                                            ==============    ==============



The accompanying notes are an integral part of these financial statements.

twenty

                                                                  GADZOOKS, INC.

STATEMENTS OF
  INCOME

                                                                    Fiscal Year Ended
                                                    -------------------------------------------------
                                                     January 31,       February 1,       January 27,
                                                        1998               1997              1996
                                                    -------------     -------------     -------------
Net sales                                           $ 171,639,147     $ 128,388,380     $  84,601,819

Costs and expenses:
    Cost of goods sold, including buying,
       distribution and occupancy costs               120,308,942        87,417,930        58,015,483
    Selling, general and administrative expenses       38,773,576        29,212,565        19,793,831
                                                    -------------     -------------     -------------
                                                      159,082,518       116,630,495        77,809,314
                                                    -------------     -------------     -------------
    Operating income                                   12,556,629        11,757,885         6,792,505

Interest expense                                          (52,313)          (26,367)         (347,480)
Interest income                                           758,580           971,382           168,641
                                                    -------------     -------------     -------------
    Income before income taxes                         13,262,896        12,702,900         6,613,666
Provision for income taxes                              4,974,998         4,711,500         2,538,000
                                                    -------------     -------------     -------------
    Net income                                      $   8,287,898     $   7,991,400     $   4,075,666
                                                    =============     =============     =============

Net income per share
    Basic                                           $        0.95     $        0.94     $        0.67
                                                    =============     =============     =============
    Diluted                                         $        0.91     $        0.87     $        0.60
                                                    =============     =============     =============

Average shares outstanding
    Basic                                               8,682,582         8,525,322         6,094,838
                                                    =============     =============     =============
    Diluted                                             9,100,027         9,142,921         6,742,416
                                                    =============     =============     =============

The accompanying notes are an integral part of these financial statements.


                                                                      twenty-one

                                                                  GADZOOKS, INC.

STATEMENTS OF
  SHAREHOLDERS' EQUITY

                                                  Common Stock            Additional         Retained
                                            Shares          Dollars      Paid-In Capital      Earnings           Total
                                         ------------     ------------   ---------------    ------------     ------------
BALANCE, JANUARY 28, 1995                   1,005,291     $     10,053     $     21,614     $ (2,235,429)    $ (2,203,762)
    Issuance of common stock,
       net of underwriting
       commissions and expenses             1,687,050           16,871       20,167,697               --       20,184,568
    Conversion of preferred stock           2,527,589           25,275        9,074,726               --        9,100,001
    Accrued preferred stock dividends                                                           (500,554)        (500,554)
    Tax benefit from exercise of
       stock options                                                            203,745               --          203,745
    Other                                                                                        (94,717)         (94,717)
    Net income                                                                                 4,075,666        4,075,666
                                         ------------     ------------     ------------     ------------     ------------

BALANCE, JANUARY 27, 1996                   5,219,930           52,199       29,467,782        1,244,966       30,764,947
    Issuance of common stock,
       net of underwriting
       commissions and expenses               400,000            4,000        9,012,586               --        9,016,586
    Stock issued under option plans           131,284            1,313           80,985               --           82,298
    Three-for-two common stock
       split effected in the form of
       a 50% stock dividend                 2,833,226           28,332          (28,332)              --               --
    Tax benefit from exercise
       of stock options                                                       1,208,000               --        1,208,000
    Net income                                                                                 7,991,400        7,991,400
                                         ------------     ------------     ------------     ------------     ------------

BALANCE, FEBRUARY 1, 1997                   8,584,440           85,844       39,741,021        9,236,366       49,063,231
    Stock issued under option plans           170,137            1,702          407,647               --          409,349
    Tax benefit from exercise
       of stock options                                                         719,937               --          719,937
    Net income                                                                                 8,287,898        8,287,898
                                         ------------     ------------     ------------     ------------     ------------

BALANCE, JANUARY 31, 1998                   8,754,577     $     87,546     $ 40,868,605     $ 17,524,264     $ 58,480,415
                                         ============     ============     ============     ============     ============

The accompanying notes are an integral part of these financial statements.

twenty-two

                                                                  GADZOOKS, INC.

STATEMENTS OF
  CASH FLOWS

                                                                            Fiscal Year Ended
                                                              ----------------------------------------------
                                                               January 31,      February 1,      January 27,
                                                                  1998             1997             1996
                                                              ------------     ------------     ------------
Cash flows from operating activities:
    Net income                                                $  8,287,898     $  7,991,400     $  4,075,666
    Adjustments to reconcile net income to
       net cash provided by operating activities:
          Depreciation                                           3,376,442        2,227,401        1,461,265
          Deferred income taxes                                      3,587         (347,500)        (117,287)
          Changes in operating assets and liabilities:
              Accounts receivable                               (1,531,534)        (793,141)        (162,751)
              Inventory                                        (12,552,797)      (4,503,951)      (6,974,472)
              Other assets                                        (101,092)         179,639         (611,328)
              Accounts payable                                   9,067,685         (840,884)       3,625,800
              Accrued payroll and benefits                      (1,023,868)       1,267,495          769,352
              Income taxes payable                               1,380,193         (206,107)         657,311
              Other liabilities                                    732,631          662,595        1,232,423
                                                              ------------     ------------     ------------
                 Net cash provided by operating activities       7,639,145        5,636,947        3,955,979
                                                              ------------     ------------     ------------
Cash flows from investing activities:
    Capital expenditures, net                                  (12,623,714)      (6,864,184)      (5,958,770)
    Purchases of short-term investments                        (18,177,257)     (14,129,847)              --
    Proceeds from redemption of short-term investments          21,439,895        1,710,000               --
                                                              ------------     ------------     ------------
                 Net cash used in investing activities          (9,361,076)     (19,284,031)      (5,958,770)
                                                              ------------     ------------     ------------
Cash flows from financing activities:
    Principal payments on long-term obligations                         --          (44,716)      (4,419,729)
    Proceeds from term note                                             --               --        1,572,000
    Issuance of common stock, net                                  409,349        9,098,884       20,184,567
    Payment of preferred stock dividends                                --               --       (2,126,554)
    Tax benefit from exercise of stock options                     719,937        1,208,000          203,745
                                                              ------------     ------------     ------------
                 Net cash provided by financing activities       1,129,286       10,262,168       15,414,029
                                                              ------------     ------------     ------------
Net increase (decrease) in cash and cash equivalents              (592,645)      (3,384,916)      13,411,238
Cash and cash equivalents at beginning of period                10,347,728       13,732,644          321,406
                                                              ------------     ------------     ------------
Cash and cash equivalents at end of period                    $  9,755,083     $ 10,347,728     $ 13,732,644
                                                              ============     ============     ============
Cash paid during the year for:
    Interest                                                  $     50,240     $     20,106     $    332,099
    Income taxes                                                 2,849,664        4,057,107        1,794,233
Noncash activities:
    Accrual of preferred stock dividends                                --               --          500,554



The accompanying notes are an integral part of these financial statements.


                                                                    twenty-three

                                                                  GADZOOKS, INC.

NOTES
  TO FINANCIAL STATEMENTS



NOTE 1 - ORGANIZATION AND NATURE OF THE COMPANY

Gadzooks, Inc. (the "Company") is a mall-based, specialty retailer of casual apparel and related accessories for young men and women principally between the ages of 13 and 19. At January 31, 1998, the Company had 250 company-owned stores in operation throughout the Southwest, Midwest, Southeast, Mid-Atlantic and Northeast regions of the United States.

The Company's fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal years 1997, 1996, and 1995 represent the 52 or 53 week periods ended January 31, 1998, February 1, 1997 and January 27, 1996, respectively. Fiscal 1996 was a 53 week period.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments consist of highly liquid investments with original maturities between three and twelve months. Management determines the proper classifications of investments at the time of purchase and reevaluates such designations as of each balance sheet date. At January 31, 1998, all securities are classified as held-to-maturity based on the Company's positive intent and ability to hold the securities to maturity. These securities are carried at amortized cost, which approximates fair market value.

INVENTORY

Inventories are valued at the lower of average cost or market.

LEASEHOLDS, FIXTURES AND EQUIPMENT

Leaseholds, fixtures and equipment are stated at cost. Depreciation of fixtures and equipment is based upon the estimated useful lives of the assets, generally from five to ten years, computed on the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over estimated useful lives or lease terms, if shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the respective carrying amounts may not be recoverable.




twenty-four

                                                                  GADZOOKS, INC.

REVENUE RECOGNITION

Retail merchandise sales are recognized at the point of sale less sales returns.

ADVERTISING

Advertising costs are expensed when incurred.

STORE PRE-OPENING COSTS

Costs incurred with the setup of a new store prior to its opening for business are expensed in the month when the store opens.

INCOME TAXES

Deferred income taxes are provided on the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and the tax bases of assets and liabilities using presently enacted tax rates.

EARNINGS PER SHARE AND STOCK SPLITS

Earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period after giving effect to (i) a three-for-two stock split declared by the Board of Directors in May 1996, (ii) a
3.15 to 1 reverse stock split declared by the Board of Directors in July 1995,
(iii) the conversion of all redeemable preferred stock into shares of common stock and (iv) dilutive potential common shares resulting from stock options. The three-for-two stock split and the 3.15 to 1 reverse stock split have been given retroactive effect in the financial statements. See Note 11 for new earnings per share accounting standard adopted in fiscal 1997.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at January 31, 1998 and February 1, 1997 and the reported amounts of revenues and expenses during each of the three years in the period ended January 31, 1998. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

All financial instruments classified as current are recorded at cost, which approximates fair value due to the short maturity of these instruments.




                                                                     twenty-five

NOTE 3 - COMMON STOCK OFFERINGS


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

On January 31, 1996, the Company completed a secondary offering of 600,000 shares of its common stock (after giving effect to the three-for-two stock split described in Note 2). The Company's portion of the net proceeds, after deducting expenses associated with the offering, totaled $9,016,586.


NOTE 4 - SHORT-TERM INVESTMENTS

The amortized cost and estimated fair market value of investments are as follows:

                                                    January 31, 1998
                                --------------------------------------------------------
                                                  Gross         Gross           Fair
                                 Amortized     Unrealized     Unrealized       Market
                                    Cost          Gains         Losses         Value
                                -----------    -----------    -----------    -----------
Commercial paper                $ 4,439,188    $       463    $        42    $ 4,439,609
Tax exempt securities backed     12,868,021            396          3,160     12,865,257
    by municipal bonds
                                -----------    -----------    -----------    -----------
Less cash equivalents             8,150,000             --             --      8,150,000
                                -----------    -----------    -----------    -----------
Total investment securities     $ 9,157,209    $       859    $     3,202    $ 9,154,866
                                ===========    ===========    ===========    ===========

                                                   February 1, 1997
                                --------------------------------------------------------
                                                  Gross         Gross           Fair
                                 Amortized     Unrealized     Unrealized       Market
                                    Cost          Gains         Losses         Value
                                -----------    -----------    -----------    -----------
Commercial paper                $ 5,129,733    $     3,167    $        --    $ 5,132,900
Tax exempt securities backed     12,846,114          6,735          2,030     12,850,819
    by municipal bonds
Repurchase agreements             1,270,000             --             --      1,270,000
Other debt securities               900,000             --            567        899,433
                                -----------    -----------    -----------    -----------
Less cash equivalents             7,726,000             --             --      7,726,000
                                -----------    -----------    -----------    -----------
Total investment securities     $12,419,847    $     9,902    $     2,597    $12,427,152
                                ===========    ===========    ===========    ===========

Investments classified as held-to-maturity at January 31, 1998 and February 1, 1997 have various maturity dates that do not exceed one year.


twenty-six

NOTE 5 - LEASEHOLDS, FIXTURES AND EQUIPMENT


Leaseholds, fixtures and equipment are summarized as follows:

                                 -----------------------------
                                  January 31,      February 1,
                                     1998             1997
                                 ------------     ------------
Leasehold improvements           $ 22,233,244     $ 15,164,836
Fixtures and equipment             12,490,384        7,014,643
                                 ------------     ------------
                                   34,723,628       22,179,479
Less accumulated depreciation      (9,320,584)      (6,023,707)
                                 ------------     ------------
                                 $ 25,403,044     $ 16,155,772
                                 ============     ============


NOTE 6 - LONG-TERM OBLIGATIONS

On January 30, 1997, the Company entered into a credit agreement with Wells Fargo Bank that provides for an unsecured revolving line of credit in the amount of $10 million. The line also provides for the issuance of letters of credit. The revolving line bears interest at the lesser of the Prime Rate or 1.95% above LIBOR. Any amount borrowed under the revolving line of credit becomes due June 5, 1998. The Company intends to renew the Credit Facility upon maturity. As of January 31, 1998, no amounts were outstanding on the revolving line of credit.

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

NOTE 7 - LEASES

The Company leases store, office, and warehouse space under non-cancelable leases with terms that generally range from five to ten years. Most of the store leases provide for additional rentals based on a percentage of store sales and specify rental increases over the term of the lease. Total rent expense under these operating leases was $13,822,868, $9,602,618, and $6,326,046, for fiscal years 1997, 1996 and 1995, respectively. Accrued twenty-seven
rent of $1,800,730 as of January 31, 1998, and $1,425,060 as of February 1, 1997
has been provided to account for rent expenses on a straight-line basis. Future minimum lease payments under non-cancelable operating leases as of January 31, 1998 are as follows:

Fiscal year
                                                -----------------
1998                                            $      15,171,362
1999                                                   15,051,409
2000                                                   14,892,654
2001                                                   14,841,006
2002                                                   14,582,834
Thereafter                                             50,187,865
                                                -----------------
Total minimum lease payments                    $     124,727,130
                                                =================

NOTE 8 - INCOME TAXES


The provision for federal and state income taxes consisted of the following:

                                                                      Fiscal
                                  ------------------------------------------
                                      1997           1996            1995
                                  -----------    -----------     -----------
Current tax expense               $ 4,971,411    $ 5,037,623     $ 2,654,146
Deferred tax expense (benefit)          3,587       (326,123)       (116,146)
                                  -----------    -----------     -----------
                                  $ 4,974,998    $ 4,711,500     $ 2,538,000
                                  ===========    ===========     ===========

The following table reconciles the provision for income taxes to the amount computed by applying the U. S. statutory federal tax rate of 34% to pre-tax income:

                                                                                      Fiscal
                                                      --------------------------------------
                                                         1997          1996          1995
                                                      ----------    ----------    ----------
Tax provision at the federal corporate rate           $4,509,385    $4,318,986    $2,248,646
State income taxes, net of related federal benefit       564,420       418,449       211,564
Other, net                                               (98,807)      (25,935)       77,790
                                                      ----------    ----------    ----------
Provision for income taxes                            $4,974,998    $4,711,500    $2,538,000
                                                      ==========    ==========    ==========


twenty-eight

Deferred tax assets (liabilities) are comprised of the following:

                                         -----------     -----------
                                         January 31,     February 1,
                                            1998            1997
                                         -----------     -----------
Deferred tax assets:
    Accruals not currently deductible    $   825,436     $   631,240
    Depreciation                             219,383         427,442
                                         -----------     -----------
                                           1,044,819       1,058,682

Deferred tax liabilities:
    Capital leases                          (174,946)       (174,946)
    Other                                    (81,701)        (91,977)
                                         -----------     -----------
                                            (256,647)       (266,923)
                                         -----------     -----------
                                         $   788,172     $   791,759
                                         ===========     ===========

At January 31, 1998 and February 1, 1997, $743,735 and $502,211, respectively, of net current deferred tax assets were classified as other current assets. The early disposition of certain qualified stock options in fiscal 1997 and 1996 resulted in income tax benefits to the Company of $719,937 and $1,208,000, respectively, which was credited to additional paid-in capital. The income tax benefit is the tax effect of the difference between the market price on the date of exercise and the option price.

NOTE 9 - EMPLOYEE BENEFIT PLANS


Effective January 1, 1995, the Company established the Gadzooks, Inc. Employees' Savings Plan (the "401(k) Plan"). The 401(k) Plan is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 15% of earnings with the Company matching 50% of the employee's first 4% (5% effective January 1998) contribution. Employee and Company contributions are paid to a corporate trustee and invested in various funds at the discretion of the participant. Company contributions made to participants' accounts become 100% vested on the fifth anniversary of the employee's participation in the Plan. For the years ended January 31, 1998, February 1, 1997 and January 27, 1996, the Company contributed $108,814, $88,150 and $67,171, respectively, in matching contributions to the 401(k) Plan.


                                                                     twenty-nine

NOTE 10 - STOCK OPTION PLANS

The Company has three incentive and nonstatutory stock option plans. The "Employee Plan" for employees and consultants was adopted in February 1992; the "Key Employee Plan" for key employees was adopted in September 1994; and the "Nonemployee Director Plan" for the Company's outside directors was adopted in August 1995. Under these plans, options are granted to purchase common stock at a price no less than fair market value at the grant date. For options granted prior to the initial public offering, the board of directors considered various factors in determining fair market value including, among other things, the rights and preferences of holders of other securities issued by the Company, the financial position and results of operations of the Company, and the liquidity of the Company's common stock. Subsequent to the initial public offering, all shares have been granted at the closing price of the Company's common stock traded on The Nasdaq Stock Market on the date of grant. Options have vesting periods of generally three to five years from date of grant and may be exercised at any time once they become vested, but not more than 10 years from date of grant.

During fiscal 1995, the plans were amended to adjust the maximum aggregate number of shares that may be optioned and sold under the plans to 900,000 shares for the Employee Plan and 272,651 shares for the Key Employee Plan. The maximum aggregate number of shares that may be optioned and sold under the Nonemployee Director Plan is 30,000 shares. Options to purchase 50,000 shares at $21.38 were granted in January 1998 contingent upon shareholders' approval of an amendment to the maximum number of options that may be granted pursuant to the Employee Plan. Those options are not reflected in the two following tables.

The following table includes option information for the Employee Plan, Key Employee Plan, and Nonemployee Director Plan:

                                                                                                     Fiscal
                                    -----------------------------------------------------------------------
                                                     1997                     1996                     1995
                                    ---------------------    ---------------------    ---------------------
                                                 Weighted                 Weighted                 Weighted
                                                  Average                  Average                  Average
                                                 Exercise                 Exercise                 Exercise
                                      Shares        Price      Shares        Price      Shares        Price
                                    --------     --------    --------     --------    --------     --------
Outstanding at beginning of year     655,289     $   6.23     675,946     $   2.13     867,474     $   1.79
Granted                              275,182        23.46     139,115        19.70     141,787         4.48
Exercised                           (170,137)        2.41    (154,418)        0.53    (150,117)        1.11
Canceled                             (61,974)       17.95      (5,354)       10.22    (183,198)        3.13
                                    --------     --------    --------     --------    --------     --------
Outstanding at end of year           698,360     $  13.00     655,289     $   6.23     675,946     $   2.13
                                    --------     --------    --------     --------    --------     --------

Available for grant at end of year    29,472                  242,830                  378,858
                                    --------     --------    --------     --------    --------     --------


thirty

                                                                  GADZOOKS, INC.


The following table summarizes information about stock options outstanding at January 31, 1998:

                                                  Options Outstanding      Options Exercisable
---------------------------------------------------------------------     ---------------------
                                                Weighted
                                                 Average     Weighted                  Weighted
                                   Number       Remaining     Average       Number      Average
        Range of                Outstanding    Contractual   Exercise     Exercisable  Exercise
    Exercise Prices              at 1-31-98        Life       Price        at 1-31-98    Price
    ---------------              ----------    -----------   --------     -----------  --------
 $  0.21--   $  1.05               106,228       6 years      $ 0.56         63,240     $  0.48
    3.15--      5.78               223,583       6 years        3.97         86,988        3.87
   10.50--     18.50               150,742       9 years       17.89         20,300       18.01
   20.00--     25.00               177,475       9 years       23.98            400       22.50
   28.13--     33.25                40,332       9 years       29.21          4,328       29.36
 -------------------              --------      --------      ------       --------     -------
    0.21--     33.25               698,360                                  175,256

During 1996, the Company adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation," which generally establishes financial accounting and reporting standards for stock-based employee compensation plans. As permitted, the Company measures and records compensation expense in accordance with current practices as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and provides disclosure about pro forma compensation expense. Such adoption did not result in a charge to earnings in the Company's financial statements. If the Company had elected to recognize compensation expense based on the fair value of options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                                                    Fiscal
                                            ------------------------------
                                                1997              1996
                                            -------------    -------------
Net income - as reported                    $   8,287,898    $   7,991,400
Net income - pro forma                          7,347,426        7,654,272
Diluted earnings per share - as reported              .91              .87
Diluted earnings per share - pro forma                .81              .84

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes Multiple Option pricing model with the following weighted-average assumptions used for grants:

                                          Fiscal
                           ---------------------
                              1997         1996
                           --------     --------
Expected volatility              79%          70%
Risk-free interest rate         5.6%         6.4%
Expected lives             4.2 years    3.6 years
Dividend yield                    0%           0%

The weighted average fair value of options granted is $14.14 and $9.52 per share for fiscal 1997 and 1996, respectively.



                                                                      thirty-one

NOTE 11 - EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued SFAS 128, "Earnings Per Share", to simplify the calculation of earnings per share for publicly held companies. SFAS 128 is effective for 1997 and requires the Company to report both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted number of common shares outstanding and all dilutive potential common shares outstanding. All prior years' earnings per share data in this report have been recalculated to reflect the provisions of SFAS 128. The following table outlines the Company's earnings per share calculations:

                                                                                      Fiscal
                                                      --------------------------------------
                                                         1997          1996          1995
                                                      ----------    ----------    ----------
Net income                                            $8,287,898    $7,991,400    $4,075,666
                                                      ----------    ----------    ----------
Weighted average common shares outstanding (basic)     8,682,582     8,525,322     6,094,838
Effect of dilutive securities:
    Options                                              417,445       617,599       647,578
                                                      ----------    ----------    ----------
Weighted average common and dilutive
    potential shares outstanding (diluted)             9,100,027     9,142,921     6,742,416
                                                      ----------    ----------    ----------
Earnings per share:
    Basic                                             $     0.95    $     0.94    $     0.67
                                                      ----------    ----------    ----------
    Diluted                                           $     0.91    $     0.87    $     0.60
                                                      ----------    ----------    ----------

The treasury stock method is used to determine dilutive potential common shares outstanding related to stock options. Options which, based on their exercise price, would be anti-dilutive are not considered in the treasury stock method calculation. Options excluded from the earnings per share calculation due to their anti-dilutive nature are summarized in the table below:

                                                                                    Fiscal
                                         -------------------------------------------------
                                               1997                 1996             1995
                                         -------------------------------------------------
Outstanding at end of year                       40,332                22,500         --
Range of exercise prices                 $ 28.13-$33.25        $ 29.00-$33.25         --
Weighted average exercise price                  $29.21                $29.62         --



thirty-two

                                                                  GADZOOKS, INC.


REPORT OF
   INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gadzooks, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gadzooks, Inc. at January 31, 1998 and February 1, 1997, and results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP


Dallas, Texas
March 6, 1998




                                                                    thirty-three