Form 10-K, Exhibit 13
period 1999-01-30
GADZOOKS INC
filed 1999-04-29
CIK 924140

                                                                     EXHIBIT 13



                                    GADZOOKS


                                  ANNUAL REPORT



                                   [PICTURE]

CHANGES IN BOARD OF DIRECTORS

Alan W. Crites, a member of the Company's Board of Directors since 1992, retired in November 1998. We want to thank him for his many contributions to the Company's growth during that time. In seeking Alan's replacement, we were fortunate that Ron G. Stegall, a career retailer, agreed to serve as a Director. Ron is Chairman of the Board of electronics retailer InterTAN, Inc., and serves on the Board of superstore retailer Hastings Entertainment, Inc. He also founded and served as Chairman and Chief Executive Officer of BizMart, Inc., an office products superstore chain, and was a retail executive with Tandy Corporation for many years.




FINANCIAL & OPERATING HIGHLIGHTS

                                                                             Fiscal Year Ended
                                              JANUARY 30,      January 31,        Percent
                                                 1999             1998             Change
                                              -----------      -----------   -----------------
Net sales (in thousands)                       $ 208,203       $ 171,639             21%
Net income (in thousands)                      $     387       $   8,288            (95)%
Net income per share
 Basic                                         $    0.04       $    0.95            (96)%
 Diluted                                       $    0.04       $    0.91            (96)%
Average shares outstanding (in thousands)
 Basic                                             8,852           8,683              2%
 Diluted                                           9,036           9,100             (1)%
Comparable store sales increase (decrease)          (5.6)%           1.8%            --
Average net sales per store                    $ 717,976       $ 794,437            (10)%
Average net sales per square foot              $     306       $     341            (10)%
Capital expenditures (in thousands)            $   9,947       $  12,624            (21)%
Number of stores at year end                         312             250             25%

*  See Financial Information section for further discussion and analysis.


                                GADZOOKS OFFERS
                             A VARIETY OF PRODUCTS
                                FROM RECOGNIZED
                             TEEN FASHION LEADERS.

GADZOOKS IS COOL A HIGH-ENERGY SPECIALTY RETAILER CATERING TO YOUNG MEN AND WOMEN PRINCIPALLY BETWEEN 13 AND 19 YEARS OF AGE. ESTABLISHED IN 1983, DALLAS-BASED GADZOOKS CURRENTLY OPERATES 317 MALL-BASED STORES IN METROPOLITAN AND MIDDLE MARKETS IN 32 STATES EAST OF THE ROCKY MOUNTAINS.

                             LETTER TO SHAREHOLDERS


                                                                  [PICTURE]
                                                               Jerry Szczepanski
                                                               Chairman and CEO


     GADZOOKS ended fiscal 1997 on a very positive note, so we entered 1998 full of optimism that the Company would turn in another strong performance for the year. Unfortunately, that would not be the case. The truism in retailing has always been that location is everything. But in teen retailing, merchandise selection and timing have proven to be just as important. There is no better example of that than Gadzooks' performance in fiscal 1998. We simply were not on the same merchandise page with our teen customers, so we struggled with merchandising issues all year. Our sales and profits for fiscal 1998 reflected that effort.

     For the 12 months of fiscal 1998 ended January 30, 1999, net sales were $208,203,000, up 21.3 percent from $171,639,000 for fiscal 1997. Net income was $387,000 or $0.04 per diluted share, compared with $8,288,000 or $0.91 per diluted share for fiscal 1997. Comparable-store sales, a key measure in retailing, declined 5.6 percent in fiscal 1998, versus a modest 1.8 percent gain in fiscal 1997. It was the first year in the Company's history that we did not record positive comp-store sales gains.

Working through such a challenging year has provided Gadzooks' management and employees with a different perspective that should prove quite valuable to the Company's future success. During this past year, we analyzed virtually every aspect of our business from as many angles as possible, and reached a number of significant conclusions.

FIRST, TEENAGERS ARE STILL GREAT CUSTOMERS The teenage market in the United States is stronger than ever, with over 25 million teens today and growing rapidly. They have a lot of money to spend, and don't hesitate to do so. Industry sources estimate that teen expenditures in 1998 totaled approximately $141 billion, up about 16 percent from the prior year. This type of spending makes teens a very dynamic market.

WE HAVE AN OUTSTANDING GROUP OF STORES, AND CONTINUE TO DO A GOOD JOB OF OPENING NEW ONES We have expanded our store base about tenfold during the 1990s, with very few closings along the way. During 1998, we opened 63 new stores and closed one, ending the year with 312 mall-based stores in 32 states east of the Rocky Mountains. We'll be slowing store growth in fiscal 1999 because of our increased emphasis on merchandising and better utilization of the existing assets in our current store base.

OUR DISTRIBUTION CENTER HAS SIGNIFICANTLY ENHANCED GADZOOKS' EFFICIENCY We have been able to achieve significant labor efficiencies in our merchandise distribution activities since the facility opened in May 1997. With 110,000 square feet of capacity, our distribution center has the capability to effectively support the merchandising needs of up to 500 stores. That additional capacity will provide Gadzooks with several years of future growth before the center will have to be expanded.


                                   [PICTURE]

                         GADZOOKS' ASSOCIATES KNOW WHAT
                             OUR CUSTOMERS WANT...
                        BECAUSE THEY ARE OUR CUSTOMERS.

                                    [PICTURE]

         THE TEENAGE MARKET IN THE UNITED STATES IS STRONGER THAN EVER,
          AND GROWING RAPIDLY. GADZOOKS HAS OVER THREE-HUNDRED STORES
                 PROVIDING THE PRODUCTS AND SERVICE THEY WANT.


                     317 STORES IN 32 STATES...AND GROWING

OUR MERCHANDISE SELECTION LACKED THE NAME-BRAND FOCUS OF PREVIOUS YEARS And our product assortment lacked cohesiveness. We simply tried to appeal to too many segments of the teen population. Now we're reemphasizing our core name-brand strategy to emulate the lifestyle of our target mainstream teen customers. We are utilizing market research to understand our customers better -- to continually refine our merchandise to fit our customers' wants and needs. We're buying in greater depth from a narrower assortment of merchandise to increase in-stock positions of higher-demand products. We also concluded that our inventory planning process didn't allow for proper "bottoms-up" assortment plans at the stores. For 1999, we've instituted a new "average store" planning process to provide a better balance between the young men's and junior categories, which should enable us to improve sales and inventory turns.

WE HAVE STRENGTHENED OUR MERCHANDISING MANAGEMENT TEAM We reviewed every aspect of the Company's merchandising activities in 1998 and took a number of steps to substantially strengthen our inventory planning and merchandise management capabilities. In January 1999, we hired Paula Masters, a 14-year veteran of junior retail merchandising, as Vice President and General Merchandise Manager. She is responsible for all buying functions and other merchandise management aspects of our business. At the same time, Jeffrey Krainess was named Vice President for Planning and Allocation, with responsibility for enhancing our capabilities to support higher future sales from our fast-growing store base.

GADZOOKS IS STRONG FINANCIALLY, WITH NO BANK DEBT AND SIGNIFICANT CASH AVAILABLE FOR FUNDING CONTINUED STORE EXPANSION The Company has traditionally satisfied its cash requirements for store expansion and purchasing inventories mainly from cash flow from operations. At the



                                   [PICTURE]

                        UPDATED STORE INTERIORS KEEP OUR
                            CUSTOMERS INTERESTED AND
                        ENTERTAINED, ENCOURAGING SALES.

end of fiscal 1998, we had $16.4 million in cash on the balance sheet, and a bank credit facility which provides the Company with sufficient liquidity to achieve its growth objectives.

WE LEARNED SOME IMPORTANT LESSONS IN 1998 THAT ARE REFLECTED IN OUR 1999
DIRECTION
Going forward, we want to achieve several key objectives:

O RE-ESTABLISH GADZOOKS' "COOL" IMAGE WITH OUR TEEN CUSTOMERS THROUGH A MORE FOCUSED NAME-BRAND STRATEGY;

O    ENSURE THAT OUR EXISTING STORES ARE PERFORMING AT THE TOP OF THEIR
     POTENTIAL;

O    UPGRADE OUR MERCHANDISE PLANNING AND ALLOCATION SYSTEMS;

O    INSTITUTE A TIGHTER STORE-LEVEL MERCHANDISE CONTROL SYSTEM;

O FURTHER STRENGTHEN OUR COMPANY BY DEVELOPING EXISTING TALENT WHILE CONTINUING TO ATTRACT TOP-PERFORMING INDIVIDUALS.


We failed this past year. It was not for lack of effort. In fact, the irony is that you seem to work harder when things are not clicking. For their hard work and competitiveness, our employees are to be commended. However, the point is that we failed, and that is not acceptable. We have made the changes we feel are necessary to assure that 1998 does not repeat itself. We want to thank our shareholders for their support, and we will guarantee that every effort will be made to make 1999 the success it should be.

Sincerely,

/s/ JERRY SZCZEPANSKI

Jerry Szczepanski,
Chairman of the Board and Chief Executive Officer                 April 27, 1999


                                   [PICTURE]

                     BRAND-NAME MERCHANDISE INCLUDES A RANGE
                      OF CLOTHING, SHOES AND ACCESSORIES.

                                   FINANCIAL

                                  INFORMATION



                                   [PICTURE]




                                 NASDAQ SYMBOL

                                      GADZ

                                                                      GADZOOKS
                                                                      INC.     7
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

($ in thousands, except operating data and per share amounts)

                                                                                                             Fiscal Year Ended
                                                  ----------------------------------------------------------------------------
                                                  JANUARY 30,     January 31,    February 1,    January 27,     January 28,
                                                      1999           1998           1997            1996            1995
                                                  -----------     -----------    -----------    -----------     -----------
INCOME STATEMENT DATA:
 Net sales                                         $ 208,203       $ 171,639      $ 128,388      $  84,602       $  56,463
 Cost of goods sold                                  157,729         120,309         87,418         58,015          38,379
                                                   ---------       ---------      ---------      ---------       ---------
 Gross profit                                         50,474          51,330         40,970         26,587          18,084
 Selling, general and administrative
   expenses(1)                                        50,526          38,773         29,212         19,794          14,702
                                                   ---------       ---------      ---------      ---------       ---------
 Operating income (loss)                                 (52)         12,557         11,758          6,793           3,382
 Interest income (expense), net                          536             706            945           (179)           (240)
                                                   ---------       ---------      ---------      ---------       ---------
 Income before income taxes                              484          13,263         12,703          6,614           3,142
 Provision for income taxes                               97           4,975          4,712          2,538           1,201
                                                   ---------       ---------      ---------      ---------       ---------
 Net income                                        $     387       $   8,288      $   7,991      $   4,076       $   1,941
                                                   =========       =========      =========      =========       =========

 Net income per share
   Basic                                           $    0.04       $    0.95      $    0.94      $    0.67       $    0.34
   Diluted                                         $    0.04       $    0.91      $    0.87      $    0.60       $    0.32

 Average shares outstanding
   Basic                                               8,852           8,683          8,525          6,095           5,671
   Diluted                                             9,036           9,100          9,143          6,742           5,976

SELECTED OPERATING DATA:
 Comparable store sales increase (decrease)(2)          (5.6)%           1.8%           6.1%          14.7%            8.4%
 Number of stores at year end                            312             250            183            126              90
 Average net sales per store                       $ 717,976       $ 794,437      $ 814,838      $ 776,807       $ 698,108
 Average net sales per square foot                 $     306       $     341      $     356      $     343       $     306
 Total square footage at end of period               736,214         585,092        421,572        284,953         204,711
 Operating income percentage                            --               7.3%           9.2%           8.0%            6.0%
 Capital expenditures (in 000s)                    $   9,947       $  12,624      $   6,864      $   5,959       $   3,445

BALANCE SHEET DATA:
 Working capital                                   $  31,629       $  34,878      $  34,333      $  20,368       $   4,262
 Total assets                                         86,442          84,321         64,747         45,611          19,836
 Total debt                                             --              --             --              178           3,026
 Redeemable preferred stock and
   cumulative dividends                                 --              --             --             --            10,631
 Shareholders' equity (deficit)                       60,031          58,480         49,063         30,765          (2,204)
                                                   =========       =========      =========      =========       =========

(1) A provision for closing outlet stores was combined with January 28, 1995 selling, general and administrative expenses.
(2) A store becomes comparable after it has been open for 14 full fiscal months.

    GADZOOKS
8       INC.
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

GENERAL

     Gadzooks is a mall-based specialty retailer of casual apparel and related accessories for young men and women, principally between the ages of 13 and 19. The Company opened its first store in 1983, and at fiscal year-end 1998, operated 312 stores in 32 states east of the Rocky Mountains. The Company has been on a rapid expansion program, opening 57 new stores in fiscal 1996, 67 new stores in fiscal 1997, and 63 new stores in fiscal 1998. One store was closed during fiscal 1998.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain selected income statement data expressed as a percentage of net sales and certain store data:

                                                                           Fiscal Year
                                                         1998       1997       1996
                                                         ----       ----       ----
Net sales                                                100.0%     100.0%     100.0%
Cost of goods sold, including buying, distribution
    and occupancy costs                                   75.8       70.1       68.1
                                                         -----      -----      -----
Gross profit                                              24.2       29.9       31.9
Selling, general and administrative expenses              24.2       22.6       22.7
                                                         -----      -----      -----
Operating income                                          --          7.3        9.2
Interest income, net                                       0.3        0.4        0.7
                                                         -----      -----      -----
Income before income taxes                                 0.3        7.7        9.9
Provision for income taxes                                 0.1        2.9        3.7
                                                         -----      -----      -----
Net income                                                 0.2%       4.8%       6.2%
                                                         =====      =====      =====
Number of stores open at end of period                     312        250        183

FISCAL 1998 COMPARED TO FISCAL 1997

   Net sales increased approximately $36.6 million, or 21.3%, to $208.2 million during fiscal 1998 from $171.6 million in fiscal 1997. Net sales of the 63 new stores opened during fiscal 1998 and for those stores not yet qualifying as comparable stores contributed $45.4 million of the increase in sales. Comparable store sales decreased by $8.8 million, or 5.6%, in fiscal 1998. The decrease in comparable sales was primarily due a decline in the unisex T-shirt category, and to a lesser extent declines in the footwear and accessory categories. A store becomes comparable after it has been open for 14 full fiscal months.

     Gross profit decreased approximately $0.8 million to $50.5 million in fiscal 1998 from $51.3 million in fiscal 1997. As a percentage of sales, gross profit decreased to 24.2% in fiscal 1998 from 29.9% in fiscal 1997. The decrease in gross profit resulted primarily from increased markdowns and promotional activities to clear out slow-moving inventory during the third and fourth quarters of fiscal 1998. Gross profit for the fourth quarter of fiscal 1998 was negatively impacted by a charge of approximately $0.6 million to reduce the cost of slow-moving inventory down to fair value. Store occupancy costs increased as a percentage of sales primarily due to the lower average sales per store in 1998.

     Selling, general and administrative expenses increased approximately $11.8 million to $50.5 million during fiscal 1998 from $38.8 million in fiscal 1997 and increased as a percentage of sales to 24.2% in fiscal 1998 from 22.6% in fiscal 1997. The increase as a percentage of sales was due to the inability to leverage corporate overhead costs and store payroll costs over lower than expected sales as well as the addition of several new executives and managers.

     Operating income decreased approximately $12.6 million to about breakeven during fiscal 1998 from $12.6 million in fiscal 1997. As a percentage of sales, operating income decreased to about zero percent in fiscal 1998 from 7.3% in fiscal 1997.

     Net interest income decreased approximately $0.2 million to $0.5 million during fiscal 1998 from $0.7 million net interest income in fiscal 1997. The Company's interest income decreased due to the use of a portion of its short-term cash investments in connection with the Company's fiscal 1998 store expansion program.

     Income tax expense was $97,188 for fiscal 1998, compared to $5.0 million in fiscal 1997. The decrease in the Company's effective income tax rate was primarily attributable to tax-free interest income which accounted for a significantly larger portion of income before income taxes in fiscal 1998.

                                                                      GADZOOKS
                                                                      INC.     9
--------------------------------------------------------------------------------


FISCAL 1997 COMPARED TO FISCAL 1996

     Net sales increased approximately $43.2 million, or 33.6%, to $171.6 million during fiscal 1997 from $128.4 million in fiscal 1996. Net sales of the 67 new stores opened during fiscal 1997 and for those stores not yet qualifying as comparable stores contributed $41.1 million of the increase in sales. Comparable store sales increased 1.8% in fiscal 1997 and contributed $2.1 million to the increase in sales. The increase in comparable sales was primarily due to strong sales in the young men's category. Fiscal 1996 was a 53 week period. The fifty-third week contributed $1.9 million to net sales in fiscal 1996.

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


QUARTERLY RESULTS AND SEASONALITY

     The Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales and changes in the Company's merchandise mix.

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



(In thousands, except operating and per share data)                Fiscal 1998                                 Fiscal 1997
                                    --------------------------------------------------------------------------------------
                                     FIRST    SECOND       THIRD       FOURTH      FIRST     SECOND      THIRD      FOURTH
                                    QUARTER   QUARTER     QUARTER     QUARTER     QUARTER    QUARTER    QUARTER    QUARTER
                                    -------   -------     -------     -------     -------    -------    -------    -------
Statement of income data:
  Net sales                        $ 45,026   $ 48,202   $ 50,697    $ 64,278    $ 34,070   $ 36,780   $ 41,268   $ 59,521
  Gross profit                       12,702     12,286     11,535      13,951      10,127      9,022     12,639     19,542
  Operating income (loss)             2,082        857     (1,293)     (1,698)      1,893        141      2,869      7,654
  Net income (loss)                   1,417        606       (738)       (898)      1,324        171      1,920      4,873
  Net income (loss) per share
     Basic                         $   0.16   $   0.07   $  (0.08)   $  (0.10)   $   0.15   $   0.02   $   0.22   $   0.56
     Diluted                       $   0.16   $   0.07   $  (0.08)   $  (0.10)   $   0.15   $   0.02   $   0.21   $   0.54
  Average shares outstanding
     Basic                            8,795      8,836      8,886       8,890       8,592      8,669      8,730      8,739
     Diluted                          9,095      9,071      8,886       8,890       9,124      9,110      9,064      9,102
Selected operating data:
  Stores open at end of period          275        304        311         312         197        221        232        250
                                   ========   ========   ========    ========    ========   ========   ========   ========


    GADZOOKS
10      INC.
--------------------------------------------------------------------------------


Management's Discussion and Analysis, continued



LIQUIDITY AND CAPITAL RESOURCES

GENERAL. During the last three fiscal years, the Company's primary uses of cash have been to finance new store openings and purchase merchandise inventories. In fiscal 1997, $3.1 million was spent on a new distribution center and corporate headquarters for the Company. The Company has satisfied its cash requirements principally from cash flow from operations and proceeds from the sale of equity securities.

CASH FLOWS. During fiscal 1998, 1997 and 1996, cash flows from operating activities were $6.2 million, $7.6 million, and $5.6 million, respectively. Cash flow from operations before working capital changes decreased to $4.6 million in fiscal 1998 from $11.7 million in the prior year. The decrease was due primarily to the reduction in net income. The increase in cash flow from operations before working capital changes from $9.9 million in fiscal 1996 to $11.7 million in fiscal 1997 was primarily caused by increases in net income and depreciation expense of $0.3 million and $1.1 million, respectively.

     Working capital components generated $1.6 million of cash flow in fiscal 1998. Cash was generated by a reduction in inventory of $1.4 million and increases in accounts payable and other liabilities of $1.4 million and $1.3 million, respectively. Offsetting those increases in cash was a decrease in income taxes payable of $2.5 million. In fiscal 1997, working capital used $4.1 million of cash flow. An inventory increase of $12.6 million offset by an increase in accounts payable of $9.1 million primarily caused the net use of working capital. Working capital used $4.2 million of cash flow in fiscal 1996, primarily the result of a $4.5 million increase in inventory.

     Cash used in investing activities approximated $0.8 million, $9.4 million and $19.3 million for fiscal 1998, 1997 and 1996, respectively. The Company spent $9.9 million on capital expenditures during fiscal 1998, of which $8.9 million was used to open new or remodel and refurbish existing stores and $1.0 million was used to upgrade information systems. The Company spent $12.6 million on capital expenditures during fiscal 1997, of which $8.5 million was used to open new or remodel existing stores, and $4.1 million was used to build-out and furnish the new corporate headquarters and distribution center as well as to upgrade information systems. The Company opened 63, 67, and 57 new stores in fiscal 1998, 1997 and 1996, respectively.

     Net cash flow provided by financing activities totaled $1.2 million, $1.1 million and $10.3 million for fiscal 1998, 1997 and 1996, respectively. During fiscal 1998, the Company received $0.6 million from the exercise of employee stock options as well as $0.7 million of related tax benefit. The Company used $0.2 million for net purchases of treasury stock. During fiscal 1997, the Company received $0.4 million from the exercise of employee stock options as well as $0.7 million of related tax benefit. During fiscal 1996, the Company received $9.1 million from a public equity offering and $1.2 million as a tax benefit from the exercise of employee stock options.

CREDIT FACILITY. The Company intends to renew and revise its existing credit facility with Wells Fargo Bank and has received a commitment letter from the bank dated April 6, 1999. The revised facility would provide an unsecured revolving line of credit totaling $10 million. The facility would permit the Company to borrow the lesser of 150% of trailing twelve-month cash flow (as defined in the credit agreement) or $10 million. Assuming that the revised credit facility had been executed prior to year-end, the amount available to borrow (prior to reduction for outstanding letters of credit) at January 31, 1999 would have been $7.6 million. Amounts borrowed under the revolving line will continue to bear interest at the lessor of either Prime Rate or 195 basis points above LIBOR. The renewed revolving line would continue to provide for the issuance of letters of credit that are generally used in connection with international merchandise purchases. Outstanding letters of credit issued by the bank reduce amounts otherwise available for borrowing under the line of credit. The renewed credit agreement would continue to subject the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers, and stock repurchases. The revised covenants will continue to require the Company to maintain a certain minimum tangible net worth, minimum working capital and other financial covenants. In addition the Company will be required to pay a commitment fee of 0.50% on the unused portion of the revolving line. Any amount borrowed under the new revolving line of credit will become due on June 1, 2000, the date the renewed credit agreement will mature. No assurance can be given that negotiations will be successfully completed with the bank regarding the revised facility.

     As of January 30, 1999 the Company was in technical default of the net income requirement and fixed coverage charge ratio covenants of its current credit agreement dated June 11, 1998. Wells Fargo has issued waivers on both covenants through April 30, 1999, by which time the Company expects to have the new loan agreement in place with revised covenants. As of January 30, 1999, no borrowings were outstanding under the revolving line, and $0.3 million in letters of credit were outstanding. As of April 2, 1999, no letters of credit or borrowings were outstanding under the current revolving line.

CAPITAL EXPENDITURES. The Company anticipates that it will spend approximately $8.0 million on capital expenditures in fiscal 1999 to open 30 new stores, remodel eight existing stores and refurbish 50-55 existing stores. During fiscal 1998, the Company had capital expenditures of $9.9 million, of which $8.9 million was used to open 63 new stores, remodel five existing stores and refurbish approximately 50 stores. The Company's average capital expenditures to construct a new store during fiscal 1998, including leasehold improvements and furniture and fixtures, averaged approximately $180,000 (approximately $105,000 net of landlord construction allowances).

     The Company anticipates that its cash requirements for initial inventories in stores expected to open in fiscal 1999 will be approximately $2.0 million. The cost of initial inventory for a new store is approximately $100,000; however, the immediate cash requirement for inventory is partially financed through the Company's payable terms with its vendors.

                                                                      GADZOOKS
                                                                      INC.    11
--------------------------------------------------------------------------------

     Pre-opening costs range from $9,000 to $13,000 for travel, hiring, training and other miscellaneous costs associated with the setup of a new store prior to its opening for business. Pre-opening costs are expensed as incurred. The actual costs that the Company will incur in opening new stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, the size of the store, and the extent of the build-out required at the selected site.

     The Company believes that its existing cash balances, cash generated from operations, and funds available under its credit facility will be sufficient to satisfy its cash requirements through fiscal 1999.


IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of some computer programs having been written using two digits rather than four to define the applicable year. Any computer programs that have date sensitive software and use the two digit method of determining time periods may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions.

     The Company has received formal communications from the third-party suppliers of its merchandising, financial and store point-of-sale operating systems which confirm that these core systems are Year 2000 compliant.

     The Company has assessed and compiled a project list of certain software developed by the Company which require modification or replacement in order to become Year 2000 compliant. Management presently believes that such modifications or replacements will be both tested and completed no later than September 1999. However, if such modifications or replacements are not made, or are not completed timely, the Year 2000 issue could have an immaterial impact on the operations of the Company.

     In addition, the Company is initiating formal communications with its shipping companies and formulating a contingency plan to ensure that the delivery of merchandise to its distribution center and stores will not be affected by the Year 2000 issue. No vendor represents more than 10% of the Company's sales; however the Company will be contacting key vendors prior to the holiday season for clarification on their Year 2000 plans in order to ensure merchandise receipts will not be disrupted. There can be no guarantee that the systems of other companies on which the Company's systems or operations rely will be timely converted or that a failure to convert by another company will not have a material adverse effect on the Company.

     The Company will utilize both internal and external resources to modify, or replace, and test its information systems for Year 2000 compliance. The costs associated with ensuring Year 2000 compliance will be expensed in accordance with the guidelines established by the AICPA's Emerging Issues Task Force Release #96-14 "Accounting for the Costs Associated with Modifying Computer Software for the Year 2000." The Company expects to spend approximately $300,000, to be funded from operating cash flows, in order to achieve Year 2000 compliance.

     The costs to ensure the Company's systems are Year 2000 compliant and the date on which such modifications or replacements will be completed are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee that these estimates will be achieved and the actual results could differ materially from those plans.


INFLATION

     The Company does not believe that inflation has had a material effect on net sales or results of operations. The Company has generally been able to pass on increased costs through increases in selling prices.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company does not engage in trading market risk sensitive instruments and does not purchase as investments, as hedges, or for purposes "other than trading" instruments that are likely to expose the Company to market risk, whether it be from interest rate, foreign currency exchange, commodity price or equity price risk. The Company has issued no debt instruments, entered into no forward or futures contracts, purchased no options and entered into no swaps.

     The Company's primary market risk exposure is that of interest rate risk. A change in LIBOR or the Prime Rate as set by Wells Fargo Bank would affect the rate at which the Company could borrow funds under its credit facility.


STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

     Certain sections of this Annual Report on Form 10-K, including the preceding "Management's Discussion and Analysis of Financial Condition and Results of Operations," contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which represent the Company's expectations or beliefs concerning future events. These forward-looking statements involve risks and uncertainties, and the Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, those set forth in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999.

    GADZOOKS
12      INC.
--------------------------------------------------------------------------------
BALANCE SHEETS


                                                                            JANUARY 30,       January 31,
                                                                               1999              1998
                                                                           ------------      ------------
ASSETS

Current assets:
 Cash and cash equivalents                                                 $ 16,353,393      $  9,755,083
 Short-term investments                                                            --           9,157,209
 Accounts receivable                                                          3,001,651         2,815,444
 Inventory                                                                   34,403,807        35,763,833
 Other current assets                                                         1,987,077         1,426,539
                                                                           ------------      ------------
                                                                             55,745,928        58,918,108
                                                                           ------------      ------------
Leaseholds, fixtures and equipment, net                                      30,696,262        25,403,044
                                                                           ------------      ------------
                                                                           $ 86,442,190      $ 84,321,152
                                                                           ============      ============


LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities:
 Accounts payable                                                          $ 18,148,736      $ 16,721,808
 Accrued payroll and benefits                                                 2,498,758         2,111,284
 Other current liabilities                                                    3,469,776         2,712,060
 Income taxes payable                                                              --           2,494,855
                                                                           ------------      ------------
                                                                             24,117,270        24,040,007
Accrued rent                                                                  2,294,275         1,800,730

Commitments and contingencies (Notes 7 and 13)

Shareholders' equity:
 Preferred stock, $1.00 par value, 1,000,000 shares
   authorized, none issued                                                         --                --
 Common stock, $.01 par value, 25,000,000 shares authorized,
   8,892,736 and 8,754,577 shares issued and outstanding, respectively           88,927            87,546
 Additional paid-in capital                                                  42,197,629        40,868,605
 Retained earnings                                                           17,855,453        17,524,264
 Treasury stock, at cost, 15,226 and no shares, respectively                   (111,364)             --
                                                                           ------------      ------------
                                                                             60,030,645        58,480,415
                                                                           ------------      ------------
                                                                           $ 86,442,190      $ 84,321,152
                                                                           ============      ============

The accompanying notes are an integral part of these financial statements.

                                                                      GADZOOKS
                                                                      INC.    13
--------------------------------------------------------------------------------
STATEMENTS OF INCOME



                                                                                          Fiscal Year Ended
                                                        ---------------------------------------------------
                                                          January 30,       January 31,        February 1,
                                                            1999               1998                1997
                                                        -------------      -------------      -------------
Net sales                                               $ 208,202,866      $ 171,639,147      $ 128,388,380

Costs and expenses:
 Cost of goods sold, including buying, distribution
    and occupancy costs                                   157,728,597        120,308,942         87,417,930
 Selling, general and administrative expenses              50,526,730         38,773,576         29,212,565
                                                        -------------      -------------      -------------
                                                          208,255,327        159,082,518        116,630,495
                                                        -------------      -------------      -------------
 Operating income (loss)                                      (52,461)        12,556,629         11,757,885

Interest expense                                              (58,265)           (52,313)           (26,367)
Interest income                                               594,738            758,580            971,382
                                                        -------------      -------------      -------------
 Income before income taxes                                   484,012         13,262,896         12,702,900
Provision for income taxes                                     97,188          4,974,998          4,711,500
                                                        -------------      -------------      -------------
 Net income                                             $     386,824      $   8,287,898      $   7,991,400
                                                        =============      =============      =============

Net income per share
 Basic                                                  $        0.04      $        0.95      $        0.94
                                                        =============      =============      =============
 Diluted                                                $        0.04      $        0.91      $        0.87
                                                        =============      =============      =============

Average shares outstanding
 Basic                                                      8,851,609          8,682,582          8,525,322
                                                        =============      =============      =============
 Diluted                                                    9,035,841          9,100,027          9,142,921
                                                        =============      =============      =============



The accompanying notes are an integral part of these financial statements.

    GADZOOKS
14      INC.
--------------------------------------------------------------------------------
STATEMENTS OF SHAREHOLDERS' EQUITY


                                            Common Stock        Additional       Retained        Treasury Stock
                                         Shares     Capital   Paid-In Capital    Earnings       Shares    Capital      Total
                                         ------     -------   ---------------    --------       ------    -------      -----
BALANCE, JANUARY 27, 1996               5,219,930   $ 52,199   $ 29,467,782    $  1,244,966       --           --     $ 30,764,947
   Issuance of common stock,
     net of underwriting
     commissions and expenses             400,000      4,000      9,012,586            --         --           --        9,016,586
   Stock issued under option plans        131,284      1,313         80,985            --         --           --           82,298
   Three-for-two common stock
     split effected in the form of
     a 50% stock dividend               2,833,226     28,332        (28,332)           --         --           --             --
   Tax benefit from exercise
     of stock options                        --         --        1,208,000            --         --           --        1,208,000
   Net income                                --         --             --         7,991,400       --           --        7,991,400
                                       ----------   --------   ------------    ------------     ------   ----------   ------------

BALANCE, FEBRUARY 1, 1997               8,584,440     85,844     39,741,021       9,236,366       --           --       49,063,231
   Stock issued under option plans        170,137      1,702        407,647            --         --           --          409,349
   Tax benefit from exercise of
     stock options                           --         --          719,937            --         --           --          719,937
   Net income                                --         --             --         8,287,898       --           --        8,287,898
                                       ----------   --------   ------------    ------------     ------   ----------   ------------

BALANCE, JANUARY 31, 1998               8,754,577     87,546     40,868,605      17,524,264       --           --       58,480,415
   Stock issued under option plans        138,159      1,381        604,713            --         --           --          606,094
   Purchase of treasury stock                --         --             --              --       29,500     (312,031)      (312,031)
   Sale of treasury stock                    --         --             --           (55,635)   (14,274)     200,667        145,032
   Tax benefit from exercise
     of stock options                        --         --          724,311            --         --           --          724,311
   Net income                                --         --             --           386,824       --           --          386,824
                                       ----------   --------   ------------    ------------     ------   ----------   ------------

BALANCE, JANUARY 30, 1999               8,892,736   $ 88,927   $ 42,197,629    $ 17,855,453     15,226   $ (111,364)  $ 60,030,645
                                       ==========   ========   ============    ============     ======   ==========   ============

The accompanying notes are an integral part of these financial statements.

                                                                      GADZOOKS
                                                                      INC.    15
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS


                                                                                          Fiscal Year Ended
                                                              ---------------------------------------------
                                                              JANUARY 30,     January 31,      February 1,
                                                                  1999           1998             1997
                                                              ------------    ------------    ------------
Cash flows from operating activities:
  Net income                                                  $    386,824    $  8,287,898    $  7,991,400
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation                                                4,653,433       3,376,442       2,227,401
     Deferred income taxes                                        (433,967)          3,587        (347,500)
     Changes in operating assets and liabilities:
        Accounts receivable                                       (186,207)     (1,531,534)       (793,141)
        Inventory                                                1,360,026     (12,552,797)     (4,503,951)
        Other assets                                              (126,571)       (101,092)        179,639
        Accounts payable                                         1,426,928       9,067,685        (840,884)
        Accrued payroll and benefits                               387,474      (1,023,868)      1,267,495
        Income taxes payable                                    (2,494,855)      1,380,193        (206,107)
        Other liabilities                                        1,251,260         732,631         662,595
                                                              ------------    ------------    ------------
           Net cash provided by operating activities             6,224,345       7,639,145       5,636,947
                                                              ------------    ------------    ------------
Cash flows from investing activities:
  Capital expenditures, net                                     (9,946,650)    (12,623,714)     (6,864,184)
  Purchases of short-term investments                           (7,596,979)    (18,177,257)    (14,129,847)
  Proceeds from redemption of short-term investments            16,754,188      21,439,895       1,710,000
                                                              ------------    ------------    ------------
           Net cash used in investing activities                  (789,441)     (9,361,076)    (19,284,031)
                                                              ------------    ------------    ------------
Cash flows from financing activities:
  Principal payments on long-term obligations                         --              --           (44,716)
  Issuance of common stock, net                                    606,094         409,349       9,098,884
  Purchase of treasury stock                                      (312,031)           --              --
  Sale of treasury stock under employee stock purchase plan        145,032            --              --
  Tax benefit from exercise of stock options                       724,311         719,937       1,208,000
                                                              ------------    ------------    ------------
           Net cash provided by financing activities             1,163,406       1,129,286      10,262,168
                                                              ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents             6,598,310        (592,645)     (3,384,916)
Cash and cash equivalents at beginning of period                 9,755,083      10,347,728      13,732,644
                                                              ------------    ------------    ------------
Cash and cash equivalents at end of period                    $ 16,353,393    $  9,755,083    $ 10,347,728
                                                              ============    ============    ============
Cash paid during the year for:
  Interest                                                    $     63,240    $     50,240    $     20,106
  Income taxes                                                   4,407,154       2,849,664       4,057,107
                                                              ============    ============    ============

The accompanying notes are an integral part of these financial statements.

    GADZOOKS
16      INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


1    ORGANIZATION AND NATURE OF THE COMPANY


Gadzooks, Inc. (the "Company") is a mall-based, specialty retailer of casual apparel and related accessories for young men and women principally between the ages of 13 and 19. At January 30, 1999, the Company had 312 company-owned stores in metropolitan and middle markets in 32 states east of the Rocky Mountains.

The Company's fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal years 1998, 1997, and 1996 represent the 52 or 53 week periods ended January 30, 1999, January 31, 1998 and February 1, 1997, respectively. Fiscal 1996 was a 53 week period.


2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

SHORT-TERM INVESTMENTS
Short-term investments consist of highly liquid investments with original maturities between three and twelve months. Management determines the proper classifications of investments at the time of purchase and reevaluates such designations as of each balance sheet date. At January 31, 1998, all securities were classified as held-to-maturity based on the Company's positive intent and ability to hold the securities to maturity. These securities were carried at amortized cost, which approximated fair value.

INVENTORY
Inventories are valued at the lower of average cost or market.

LEASEHOLDS, FIXTURES AND EQUIPMENT
Leaseholds, fixtures and equipment are stated at cost. Depreciation of fixtures and equipment is based upon the estimated useful lives of the assets, generally from five to ten years, computed on the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over estimated useful lives or lease terms, if shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the respective carrying amounts may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the assets. The amount of the impairment loss will generally be measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

REVENUE RECOGNITION
Retail merchandise sales are recognized at the point of sale less sales returns.

ADVERTISING
Advertising costs are expensed when incurred.

STORE PRE-OPENING COSTS
Costs incurred with the setup of a new store prior to its opening for business were expensed as incurred in fiscal 1998. In fiscal 1997 and 1996, such costs were expensed in the month the store opened. This change had an immaterial impact on the Company's financial statements.

INCOME TAXES
Deferred income taxes are provided on the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and the tax bases of assets and liabilities using presently enacted tax rates.

EARNINGS PER SHARE AND STOCK SPLITS
Earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period after giving effect to (i) a three-for-two stock split declared by the Board of Directors in May 1996, and
(ii) dilutive potential common shares resulting from stock options. The three-for-two stock split has been given retroactive effect in the financial statements.

                                                                      GADZOOKS
                                                                      INC.    17
--------------------------------------------------------------------------------



USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at January 30, 1999 and January 31, 1998 and the reported amounts of revenues and expenses during each of the three years in the period ended January 30, 1999. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS
All financial instruments classified as current are recorded at cost, which approximates fair value due to the short maturity of these instruments.


3    COMMON STOCK OFFERING

On January 31, 1996, the Company completed a secondary offering of 600,000 shares of its common stock (after giving effect to the three-for-two stock split described in Note 2). The Company's portion of the net proceeds, after deducting expenses associated with the offering, totaled $9,016,586.


4    SHORT-TERM INVESTMENTS

The amortized cost and estimated fair value of investments are as follows:

                                                                       January 31, 1998
                                  -----------------------------------------------------
                                                   Gross        Gross
                                   Amortized    Unrealized    Unrealized      Fair
                                     Cost          Gains        Losses        Value
                                  -----------   -----------   -----------   -----------
Commercial paper                  $ 4,439,188   $       463   $        42   $ 4,439,609
Tax exempt securities backed by
  municipal bonds                  12,868,021           396         3,160    12,865,257
                                  -----------   -----------   -----------   -----------
Less cash equivalents               8,150,000          --            --       8,150,000
                                  -----------   -----------   -----------   -----------
Total investment securities       $ 9,157,209   $       859   $     3,202   $ 9,154,866
                                  ===========   ===========   ===========   ===========

At January 30, 1999 there were no short-term investment securities. Investments classified as held-to-maturity at January 31, 1998 had various maturity dates that did not exceed one year.


5    LEASEHOLDS, FIXTURES AND EQUIPMENT

Leaseholds, fixtures and equipment are summarized as follows:

                                 JANUARY 30,     January 31,
                                    1999            1998
                                ------------    ------------
Leasehold improvements          $ 27,715,153    $ 22,233,244
Fixtures and equipment            16,876,857      12,490,384
                                ------------    ------------
                                  44,592,010      34,723,628
Less accumulated depreciation    (13,895,748)     (9,320,584)
                                ------------    ------------
                                $ 30,696,262    $ 25,403,044
                                ============    ============

    GADZOOKS
18      INC.
--------------------------------------------------------------------------------


Notes to Financial Statements, continued



6    LONG-TERM OBLIGATIONS


On June 11, 1998, the Company renewed its credit agreement with Wells Fargo Bank, increasing its unsecured revolving line of credit from $10 million to $20 million. The total amount available to borrow pursuant to the credit agreement is limited to 125% of cash flow (as defined in the credit agreement) for the trailing 12-month period. Amounts borrowed under the revolving line bear interest at the lesser of either Prime Rate or 195 basis points above LIBOR. The Company pays commitment fees of 0.35% on the unused portion of the revolving line of credit. The credit agreement also provides for the issuance of letters of credit that are generally used in connection with international merchandise purchases. Outstanding letters of credit issued by the bank reduce amounts otherwise available for borrowing under the revolving line of credit. The credit facility subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants also require the Company to maintain certain tangible net worth, working capital, net income and fixed charge coverage minimums as well as certain other ratios. No borrowings were outstanding under the revolving line, and letters of credit totaling $343,986 were outstanding at year-end. The Company was in technical default of the minimum net income and fixed charge coverage covenants as of January 30, 1999. Wells Fargo Bank has issued waivers of both covenant violations through April 30, 1999.

The Company intends to renew and revise its existing credit facility with Wells Fargo Bank and has received a commitment letter from the bank dated March 29, 1999. The revised facility would provide an unsecured revolving line of credit totaling $10 million. The facility would permit the Company to borrow the lesser of 150% of trailing twelve-month cash flow (as defined in the credit agreement) or $10 million. Amounts borrowed under the revolving line will continue to bear interest at the lessor of either Prime Rate or 195 basis points above LIBOR.
The renewed revolving line would continue to provide for the issuance of letters of credit. The renewed credit agreement would continue to subject the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The revised covenants will continue to require the Company to maintain a certain minimum tangible net worth, minimum working capital and other financial covenants. In addition the Company will be required to pay a commitment fee of 0.50% on the unused portion of the revolving line. Any amount borrowed under the new revolving line of credit will become due on June 1, 2000, the date the renewed credit agreement will mature.


7    LEASES


The Company leases store, office, and warehouse space under non-cancelable leases with terms that generally range from five to ten years. Most of the store leases provide for additional rentals based on a percentage of store sales and specify rental increases over the term of the lease. Total rent expense under these operating leases was $18,717,424, $13,822,868 and $9,602,618, for fiscal years 1998, 1997, and 1996, respectively. Included in these total rent figures are $511,000, $566,000 and $775,856 of contingent rent for fiscal years 1998, 1997 and 1996, respectively. Accrued rent of $2,294,275 as of January 30, 1999 and $1,800,730 as of January 31, 1998 has been provided to account for rent expenses on a straight-line basis. Future minimum lease payments under non-cancelable operating leases as of January 30, 1999 are as follows:

 Fiscal year
 -----------
 1999                                                         $  19,215,013
 2000                                                            19,192,736
 2001                                                            19,183,566
 2002                                                            18,973,664
 2003                                                            18,319,483
 Thereafter                                                      54,173,794
                                                              -------------
 Total minimum lease payments                                 $ 149,058,256
                                                              =============

                                                                      GADZOOKS
                                                                      INC.    19
--------------------------------------------------------------------------------


8    INCOME TAXES


The provision for federal and state income taxes consists of the following:

                                                                Fiscal
                                 ----------------------------------------
                                    1998           1997          1996
                                 -----------    -----------   -----------
Current tax expense              $   531,155    $ 4,971,411   $ 5,037,623
Deferred tax expense (benefit)      (433,967)         3,587      (326,123)
                                 -----------    -----------   -----------
                                 $    97,188    $ 4,974,998   $ 4,711,500
                                 ===========    ===========   ===========

The following table reconciles the provision for income taxes to the amount computed by applying the U.S. statutory federal tax rate of 34% to pre-tax income:

                                                                                      Fiscal
                                                     -----------------------------------------
                                                        1998           1997            1996
                                                     -----------    -----------    -----------
Tax provision at the federal corporate rate          $   164,564    $ 4,509,385    $ 4,318,986
State income taxes, net of related federal benefit        31,209        564,420        418,449
Tax exempt interest                                      (69,613)      (182,731)      (175,547)
Other, net                                               (28,972)        83,924        149,612
                                                     -----------    -----------    -----------
Provision for income taxes                           $    97,188    $ 4,974,998    $ 4,711,500
                                                     ===========    ===========    ===========

Deferred tax assets (liabilities) are comprised of the following:

                                      JANUARY 30,    January 31,
                                         1999           1998
                                      -----------    -----------
Deferred tax assets:
  Accruals not currently deductible   $ 1,305,955    $   825,436
  Depreciation                            100,164        219,383
  Deferred compensation                    98,809           --
                                      -----------    -----------
                                        1,504,928      1,044,819
Deferred tax liabilities                 (282,789)      (256,647)
                                      -----------    -----------
                                      $ 1,222,139    $   788,172
                                      ===========    ===========

At January 30, 1999, the Company had an income tax receivable of $2.1 million classified in accounts receivable. The early disposition of certain qualified stock options and the exercise of certain nonqualified stock options in fiscal 1998, 1997 and 1996 resulted in income tax benefits to the Company of $724,311, $719,937 and $1,208,000 respectively, which was credited to additional paid-in capital. The income tax benefit is the tax effect of the difference between the market price on the date of exercise and the option price.


9    EMPLOYEE BENEFIT PLANS

Effective January 1, 1995, the Company established the Gadzooks, Inc. Employees' Savings Plan (the "401(k) Plan"). The 401(k) Plan is open to substantially all employees who have been employed at least one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 15% of earnings with the Company matching 50% of the employee's first 5% contribution. Employee and Company contributions are paid to a corporate trustee and invested in various mutual funds or the Company's common stock at the discretion of the participant. Company contributions made to participants' accounts become 100% vested on the fifth anniversary of the employee's initial participation in the Plan. For the years ended January 30, 1999, January 31, 1998 and February 1, 1997, the Company contributed $117,917, $108,814 and $88,150, respectively, in matching contributions to the 401(k) Plan.

    GADZOOKS
20      INC.
--------------------------------------------------------------------------------

Notes to Financial Statements, continued

On June 18, 1998, the shareholders approved the Gadzooks, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the right to purchase common stock on a monthly basis at 85 percent of the closing market price of the shares on the last day of the respective calendar month. The aggregate number of shares that may be offered under the ESPP is 60,000. During fiscal 1998, 14,274 shares of the Company's common stock were sold to employees pursuant to the plan. The Company may purchase shares of common stock from time-to-time on the open market to provide shares for sale pursuant to the ESPP.

During fiscal 1998 the Company established a nonqualified deferred compensation program which permits officers to defer a portion of their compensation, on a pre-tax basis, until their retirement. Participant deferrals are deposited into variable life insurance contracts held in a Rabbi Trust. The insurance premiums in excess of the insurance cost are deemed invested in mutual funds as directed by the participants. The Company may, at its discretion, make matching contributions on behalf of the plan participants. No such matching contributions were made in fiscal 1998.


10   STOCK OPTION PLANS


The Company has three incentive and nonstatutory stock option plans. The "Employee Plan" for employees and consultants was adopted in February 1992; the "Key Employee Plan" for key employees was adopted in September 1994; and the "Nonemployee Director Plan" for the Company's outside directors was adopted in August 1995. Under these plans, options are granted to purchase common stock at a price no less than fair market value at the grant date. For options granted prior to the initial public offering, the Board of Directors considered various factors in determining fair market value including, among other things, the rights and preferences of holders of other securities issued by the Company, the financial position and results of operations of the Company, and the liquidity of the Company's common stock. Subsequent to the initial public offering, all shares have been granted at the closing price of the Company's common stock traded on The Nasdaq Stock Market on the date of grant. Options have vesting periods of generally two to five years from date of grant and may be exercised at any time once they become vested, but not more than 10 years from date of grant.

During fiscal 1998, the plans were amended to adjust the maximum aggregate number of shares that may be optioned and sold under the plans to 1,500,000 shares for the Employee Plan and 100,000 shares for the Nonemployee Director Plan. The maximum aggregate number of shares that may be optioned and sold under the Key Employee Plan is 272,651 shares.

On December 15, 1998, options to purchase 517,585 shares of the Company's common stock at prices ranging from $17.63 to $29.25 were cancelled and replaced with options to purchase 393,438 shares of common stock at prices of either $9.00 per share or $11.60 per share. The closing price of the Company's common stock on December 15, 1998 was $6.75 per share. The newly issued options vest over the same period as the cancelled options they replaced. For officers of the Company the replacement options provide the right to purchase from 50% to 67% of the number of shares subject to purchase under the cancelled options depending on the exercise price of the options cancelled. For all other employees, the replacement options provide the right to purchase the same number of shares as provided by the cancelled options.

The following table includes option information for the Employee Plan, Key Employee Plan, and Nonemployee Director Plan:


                                                                                                       Fiscal
                                     --------------------------------------------------------------------------
                                                   1998                         1997                    1996
                                     --------------------------------------------------------------------------
                                                 Weighted                    Weighted                 Weighted
                                                  Average                     Average                  Average
                                                 Exercise                    Exercise                 Exercise
                                      Shares       Price           Shares     Price        Shares       Price
                                      ------     --------          ------    --------      ------     --------
Outstanding at beginning of year      698,360    $  13.00         655,289     $  6.23      675,946    $   2.13
Granted                               973,595       14.65         275,182       23.46      139,115       19.70
Exercised                            (138,159)       4.38        (170,137)       2.41     (154,418)       0.53
Cancelled                            (663,726)      21.54         (61,974)      17.95       (5,354)      10.22
                                    ---------    --------       ---------     -------    ---------    --------
Outstanding at end of year            870,070    $   9.71         698,360     $ 13.00      655,289    $   6.23
                                    ---------    --------       ---------     -------    ---------    --------

Available for grant at end of year    389,603                      29,472                  242,830
                                    ---------                   ---------                ---------


                                                                     GADZOOKS
                                                                     INC.     21
--------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at January 30, 1999:

                                                            Options Outstanding            Options Exercisable
                                         ---------------------------------------------------------------------
                                                          Weighted
                                                           Average      Weighted                      Weighted
                                            Number        Remaining      Average       Number          Average
Range of                                 Outstanding     Contractual    Exercise     Exercisable      Exercise
Exercise Prices                           at 1/30/99         Life         Price      at 1/30/99         Price
---------------                          -----------     -----------    --------     -----------      --------
$ 0.21 -  $ 7.06                            189,254        6 years       $ 3.61         93,842         $ 2.71
  7.25 -   10.15                            215,839        9 years         9.37         13,285           9.00
 10.38 -   11.56                            138,000        9 years        11.49            800          10.50
 11.60 -   11.60                            298,838        9 years        11.60         18,165          11.60
 17.50 -   28.13                             28,139        9 Years        24.48         18,523          24.62
----------------                            -------                                    -------
$ 0.21 -  $28.13                            870,070                                    144,615

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

                                                                                             Fiscal
                                                       ----------------------------------------------
                                                           1998             1997              1996
                                                       -----------       ----------       -----------
Net income - as reported                               $   386,824       $8,287,898       $ 7,991,4OO
Net income (loss) - pro forma                           (1,560,440)       7,347,426         7,654,272
Diluted earnings per share - as reported                      0.04             0.91              0.87
Diluted earnings (loss) per share - pro forma                (0.18)            0.81              0.84



The fair value of each option grant is estimated as of the date of grant using the Black-Scholes Multiple Option pricing model with the following weighted-average assumptions used for grants:



                                                              Fiscal
                                   ----------------------------------
                                      1998         1997        1996
                                   ---------    ---------   ---------
 Expected volatility                     87%          79%         70%
 Risk-free interest rate                5.1%         5.6%        6.4%
 Expected lives                    3.7 years    4.2 years   3.6 years
 Dividend yield                           0%           0%          0%


The weighted average fair value of options granted is $7.43, $14.14 and $9.52 per share for fiscal 1998, 1997 and 1996 respectively.

    GADZOOKS
22      INC.
--------------------------------------------------------------------------------

Notes to Financial Statements, continued

11   EARNINGS PER SHARE

The following table outlines the Company's calculation of weighted average shares outstanding:

                                                                              Fiscal
                                                     ---------------------------------
                                                       1998        1997        1996
                                                     ---------   ---------   ---------
Weighted average common shares outstanding (basic)   8,851,609   8,682,582   8,525,322
Effect of dilutive options                             184,232     417,445     617,599
                                                     ---------   ---------   ---------
Weighted average common and dilutive
  potential shares outstanding (diluted)             9,035,841   9,100,027   9,142,921
                                                     =========   =========   =========

The treasury stock method is used to determine dilutive potential common shares outstanding related to stock options. Options which, based on their exercise price, would be antidilutive are not considered in the treasury stock method calculation. Options excluded from the earnings per share calculation due to their antidilutive nature totaled 22,132, 40,332 and 22,500 in fiscal 1998, 1997 and 1996, respectively.

12   SHAREHOLDER RIGHTS PLAN

On September 3, 1998, the Company declared a dividend of one Preferred Share Purchase Right ("Right") on each outstanding share of Gadzooks, Inc. common stock. The dividend distribution was made on September 15, 1998 to shareholders of record on that date. The Rights become exercisable if a person or group acquires 20 percent or more of the Company's common stock or announces its intent to do so. Each Right will entitle shareholders to buy one one-thousandth of a new series of junior participating preferred stock at an exercise price of $110. When the Rights become exercisable, the holder of each Right (other than the acquiring person or members of such group) is entitled (1) to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price, (2) to purchase, at the Right's then current exercise price, a number of the Company's common shares having a market value of twice such price, or (3) at the option of the Company, to exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one-thousandth of a share of the new series of junior participating preferred stock) per Right. The Rights may be redeemed for one cent each by the Company at any time prior to acquisition by a person (or group) of beneficial ownership of 20 percent or more of the Company's common stock. The Rights will expire on September 15, 2008.

13   CONTINGENCY

A lawsuit was filed on August 19, 1998 in the United States District Court for the Northern District of Texas on behalf of purchasers of the publicly traded securities of the Company within the inclusive period of July 9, 1998 through July 22, 1998 alleging misleading and incomplete public disclosures regarding the Company's sales results. The Company believes the lawsuit is without merit and intends to defend it vigorously. The liability, if any, associated with this matter is not determinable at this time. While the adverse resolution of this case could negatively impact earnings in the year of disposition, it is the opinion of management that the ultimate resolution of the matter will not have a materially adverse effect on the Company's financial position or results of operations.

                                                                      GADZOOKS
                                                                      INC.    23
--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Gadzooks, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gadzooks, Inc. at January 30, 1999 and January 31, 1998, and results of its operations and its cash flows for each of the three years in the period ended January 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP


Dallas, Texas
March 8, 1999, except as to the second paragraph of Note 6, which is as of April 5, 1999

    GADZOOKS
24      INC.
--------------------------------------------------------------------------------
CORPORATE INFORMATION


    DIRECTORS                             OFFICERS
Gerald R. Szczepanski               Gerald R. Szczepanski
Chairman of the Board               President and
Co-Founder of Gadzooks              Chief Executive Officer
Director since 1983
                                    Monty R. Standifer
G. Michael Machens(A,C)             Senior Vice President
General Partner                     Chief Financial Officer
Phillips-Smith Specialty            Treasurer and Secretary
  Retail Group
Director since 1992                 James F. Wimpress, Jr.
                                    Senior Vice President
Robert E.M. Nourse(C)               Store Operations
Private Investor
Former President and                David W. Gruehn
Chief Executive Officer             Vice President
The Bombay Company, Inc.            Information Systems
Director since 1993
                                    William S. Kotch III
Ron G. Stegall(A)                   Vice President
President                           Real Estate
Arlington Equity Partners, Inc.
Director since 1999                 Jeff P. Krainess
                                    Vice President
Lawrence H. Titus, Jr.(A)           Planning and Allocation
Co-Founder of Gadzooks
(retired)                           Paula Y. Masters
Director since 1983                 Vice President
                                    General Merchandising Manager
A Audit Committee
C Compensation Committee            Stephen R. Puterbaugh
                                    Vice President
                                    Human Resources


SHAREHOLDER INFORMATION

A COPY OF FORM 10-K, EXCLUDING EXHIBITS, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO INVESTOR RELATIONS AT THE COMPANY'S HEADQUARTERS. COPIES OF EXHIBITS ARE AVAILABLE UPON PAYMENT OF A $125.00 FEE TO COVER THE COSTS OF REPRODUCTION.

CORPORATE HEADQUARTERS

4121 International Parkway
Carrollton, Texas 75007
(972) 307-5555
(972) 662-4290 Fax

WEBSITE
www.gadzooks.com

Gadzooks and the Gadzooks logo are registered trademarks and service marks of Gadzooks, Inc. Gaditude is a registered service mark of Gadzooks, Inc.


ANNUAL MEETING

The Annual Meeting of Gadzooks, Inc. will be held at 9:30 a.m., on Thursday, June 17, 1999, at the Company's headquarters.


TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 635-9270
www.chasemellon.com


CORPORATE COUNSEL

Akin, Gump, Strauss, Hauer & Feld, L.L.P.
Dallas, Texas


INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Dallas, Texas








COMMON STOCK

Listed on
The Nasdaq Stock Market(SM)

Symbol: GADZ


SHARE PRICE DATA

The following table sets forth, for the quarterly periods indicated, the high and low closing prices per share of the common stock as reported on The Nasdaq Stock Market:


                       1998            1997
                   ------------     -----------
Fiscal Quarters    HIGH     LOW     HIGH    LOW
---------------    ----     ---     ----    ---
First Quarter     29.38   20.88    36.25  24.25
Second Quarter    28.69   10.50    36.00  16.81
Third Quarter     11.56    6.03    25.75  15.38
Fourth Quarter     8.94    5.69    30.50  19.31

On April 1, 1999 the closing sales price on The Nasdaq Stock Market was $7.25. As of March 31, 1999, the approximate number of common shareholders of record was 107, although the Company believes that the actual number of beneficial owners is significantly higher. The Company presently intends to retain earnings for use in its business and therefore does not anticipate declaring a cash dividend in the near future.

Certain statements contained in this Annual Report (other than historical information) are forward-looking statements that involve risks and uncertainties. Reference is made to the "Risk Factors" section of the Company's most recent annual report on Form 10-K filed with the U.S. Securities and Exchange Commission for factors that, among others, could cause the actual results of the Company to differ materially from those contained in the forward-looking statements.

--------------------------------------------------------------------------------
STORE LOCATIONS

There are currently 317 Gadzooks stores in 32 states.*

ALABAMA
Huntsville
Mobile
Montgomery

ARKANSAS
Fayetteville
Fort Smith
Jonesboro
Little Rock (2)

FLORIDA
Fort Myers
Jacksonville
Orlando (3)
Pensacola
Tallahassee
Tampa (2)

GEORGIA
Athens
Atlanta (7)
Augusta
Macon

ILLINOIS
Bloomington
Carbondale
Champaign
Chicago (13)
Fairview Heights/
  St. Louis
Moline
Peoria
Rockford
Springfield

INDIANA
Elkhart
Evansville
Fort Wayne
Indianapolis
Lafayette
Merrillville
Muncie
South Bend
Terre Haute

IOWA
Cedar Rapids (2)
Council Bluffs
Davenport
Des Moines (3)
Dubuque
Fort Dodge
Iowa City
Sioux City

KANSAS
Hays
Hutchinson
Manhattan
Salina
Topeka
Wichita (2)

KENTUCKY
Ashland
Bowling Green
Elizabethtown
Florence/Cincinnati
Owensboro
Lexington
Louisville (2)
Paducah

LOUISIANA
Alexandria
Baton Rouge (2)
Bossier City
Houma
Lafayette
Lake Charles
Monroe
New Orleans (3)
Shreveport

MARYLAND
Baltimore (2)
Frederick

MASSACHUSETTS
Boston (5)

MICHIGAN
Ann Arbor
Battlecreek
Detroit (4)
Flint
Grand Rapids
Holland
Jackson
Monroe
Port Huron
Portage
Saginaw

MINNESOTA
Mankato
Minneapolis/
  St.Paul (3)
St.Cloud

MISSISSIPPI
Biloxi
Hattiesburg
Jackson
Meridian
Tupelo

MISSOURI
Columbia
Jefferson City
Joplin
Kansas City (3)
Springfield
St. Louis (3)

NEBRASKA
Grand Island
Lincoln
Omaha (2)

NEW HAMPSHIRE
Manchester
Salem

NEW JERSEY
Freehold
Livingston
Mays Landing
Paramus
Deptford/Philadelphia
Rockaway
Wayne

NEW MEXICO
Albuquerque (2)
Las Cruces
Santa Fe

NEW YORK
Albany (2)
Nanuet
Rochester (3)
Staten Island
Syracuse (2)

NORTH CAROLINA
Charlotte (2)
Concord
Fayetteville
Greensboro
Hickory
High Point
Raleigh-Durham (3)
Winston-Salem

OHIO
Cincinnati (2)
Cleveland (4)
Columbus
Dayton (2)
Heath
Lancaster
Lima
Mansfield
New Philadelphia
Niles
St. Clairsville
Sandusky
Toledo
Youngstown
Zanesville

OKLAHOMA
Enid
Lawton
Norman
Oklahoma City (4)
Shawnee
Tulsa (2)

PENNSYLVANIA
Altoona
Erie
Harrisburg
Johnstown
Lancaster
Philadelphia (2)
Scranton
State College

SOUTH CAROLINA
Charleston (2)
Columbia (2)
Greenville
Myrtle Beach
Spartanburg

SOUTH DAKOTA
Sioux Falls

TENNESSEE
Chattanooga
Clarksville
Jackson
Johnson City
Kingsport
Knoxville (2)
Memphis (3)
Nashville (3)

TEXAS
Abilene
Amarillo
Austin (2)
Beaumont
College Station
Corpus Christi
Dallas/Fort Worth (9)
Denton
El Paso (3)
Harlingen
Houston (12)
Killeen
Laredo
Longview
Lubbock
McAllen
Midland
Odessa
Port Arthur
San Angelo
San Antonio (4)
Sherman
Temple
Texarkana
Tyler
Victoria
Waco
Wichita Falls

VIRGINIA
Charlottesville
Chesapeake
Christiansburg
Danville
Dulles/Washington, DC
Fredericksburg
Harrisonburg
Manassas
Newport News
Norfolk
Roanoke
Springfield
Virginia Beach
Winchester

WEST VIRGINIA
Bridgeport
Charleston (2)
Morgantown
Parkersburg

WISCONSIN
Appleton
Eau Claire
Green Bay
Madison (2)
Milwaukee (4)
Wausau


* As of April 22, 1999

[GADZOOKS LOGO]

4121 INTERNATIONAL PARKWAY

CARROLLTON, TEXAS 75007




www.gadzooks.com





[RECYCLE LOGO] Printed entirely on recycled paper