Form 10-K, Exhibit 13
period 2000-01-29
GADZOOKS INC
filed 2000-04-26
CIK 924140

                                                         SELECTED FINANCIAL DATA

                   ($ in thousands, except operating data and per share amounts)

                                                                                                            Fiscal Year Ended
                                                                -------------------------------------------------------------
                                                 January 29,    January 30,       January 31,     February 1,     January 27,
                                                    2000            1999             1998            1997            1996
                                                ------------    ------------     ------------    ------------    ------------
                       INCOME STATEMENT DATA:
                                    Net sales   $    241,616    $    208,203     $    171,639    $    128,388    $     84,602
                           Cost of goods sold        173,778         157,729          120,309          87,418          58,015
                                                ------------    ------------     ------------    ------------    ------------
                                 Gross profit         67,838          50,474           51,330          40,970          26,587
 Selling, general and administrative expenses         56,921          50,526           38,773          29,212          19,794
             Provision for store closings and
                            asset impairments          1,721              --               --              --              --
                                                ------------    ------------     ------------    ------------    ------------
                      Operating income (loss)          9,196             (52)          12,557          11,758           6,793
               Interest income (expense), net            496             536              706             945            (179)
                                                ------------    ------------     ------------    ------------    ------------
                   Income before income taxes          9,692             484           13,263          12,703           6,614
                   Provision for income taxes          3,622              97            4,975           4,712           2,538
                                                ------------    ------------     ------------    ------------    ------------
                                   Net income   $      6,070    $        387     $      8,288    $      7,991    $      4,076
                                                ============    ============     ============    ============    ============

                         Net income per share
                                        Basic   $       0.68    $       0.04     $       0.95    $       0.94    $       0.67
                                      Diluted   $       0.67    $       0.04     $       0.91    $       0.87    $       0.60
                   Average shares outstanding
                                        Basic          8,910           8,852            8,683           8,525           6,095
                                      Diluted          9,043           9,036            9,100           9,143           6,742

                     SELECTED OPERATING DATA:
Comparable store sales increase (decrease)(1)            5.4%           (5.6%)            1.8%            6.1%           14.7%
                 Number of stores at year end            326             312              250             183             126
                  Average net sales per store   $    750,359    $    717,976     $    794,437    $    814,838    $    776,807
            Average net sales per square foot   $        317    $        306     $        341    $        356    $        343
        Total square footage at end of period        772,170         736,214          585,092         421,572         284,953
                  Operating income percentage            3.8%             --              7.3%            9.2%            8.0%
               Capital expenditures (in 000s)   $      7,008    $     10,082     $     12,624    $      6,864    $      5,959

                          BALANCE SHEET DATA:
                              Working capital   $     38,660    $     31,629     $     34,878    $     34,333    $     20,368
                                 Total assets         96,662          86,442           84,321          64,747          45,611
                                   Total debt             --              --               --              --             178
                         Shareholders' equity         66,145          60,031           58,480          49,063          30,765

(1) A store becomes comparable after it has been open for 14 full fiscal months.


                                                                GADZOOKS, INC  9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                                         GENERAL

Gadzooks is a mall-based specialty retailer of casual apparel and related accessories for young men and women, principally between the ages of 14 and 18. The Company opened its first store in 1983, and at fiscal year-end 1999, operated 326 stores in 33 states east of the Rocky Mountains. The Company has opened 67 new stores in fiscal 1997, 63 new stores in fiscal 1998 and 19 stores in fiscal 1999. Five stores were closed during fiscal 1999.


                                                           Results of Operations

The following table sets forth for the periods indicated certain selected income statement data expressed as a percentage of net sales and certain store data:


                                                                    Fiscal Year
                                                           --------------------
                                                 1999        1998        1997
                                               --------    --------    --------
                                   Net sales      100.0%      100.0%      100.0%
       Cost of goods sold, including buying,
         distribution and occupancy costs          71.9        75.8        70.1
                                               --------    --------    --------
                                Gross profit       28.1        24.2        29.9
Selling, general and administrative expenses       23.6        24.2        22.6
                Provision for store closings
                    and asset impairments           0.7          --          --
                                               --------    --------    --------
                            Operating income        3.8          --         7.3
                        Interest income, net        0.2         0.3         0.4
                                               --------    --------    --------
                  Income before income taxes        4.0         0.3         7.7
                 Provision for income taxes         1.5         0.1         2.9
                                               --------    --------    --------
                                  Net income        2.5%        0.2%        4.8%
                                               ========    ========    ========
      Number of stores open at end of period        326         312         250


                                             FISCAL 1999 COMPARED TO FISCAL 1998

Net sales increased approximately $33.4 million, or 16.0 percent, to $241.6 million during fiscal 1999 from $208.2 million during fiscal 1998. Net sales of the 19 new stores opened during fiscal 1999 and for those not yet qualifying as comparable stores contributed $22.6 million of the increase in total sales. Comparable store sales increased by $10.8 million, or 5.4 percent in fiscal 1999. The Company experienced comparable store sales increases in all but two of its major categories, unisex T-shirts and shoes. Both of which, however, improved as the year progressed. The increase in comparable store sales is due to several factors, including a greater concentration of brand-name merchandise, enhancements to the stores' appearance and visual merchandising changes. The merchandise changes allowed for higher price points and improved sell-through, which reduced the number of markdowns taken. In addition, units sold per store increased approximately 8 percent during the fourth quarter of fiscal 1999. A store becomes comparable after it has been open for 14 full fiscal months.

Gross profit increased approximately $17.3 million to $67.8 million during fiscal 1999 from $50.5 million in fiscal 1998. As a percentage of net sales, gross profit increased 384 basis points to 28.08 percent from 24.24 percent in fiscal 1998. The majority of the increase in gross profit resulted from an increase in merchandise margin of 340 basis points. The Company's updated product offerings, which consist increasingly of branded merchandise, allowed the Company to generate improved inventory sell-through with a reduced level of retail markdowns leading to the improvement in merchandise margin. In addition, gross profit for the fourth quarter of fiscal 1998 was negatively impacted by a charge of approximately $0.6 million to reduce the cost of slow-moving inventory to net realizable value. Store occupancy costs (which are relatively fixed in nature) as a percent of sales decreased by 32 basis points due to leverage achieved as a result of the comparable store sales increase. Buying and distribution costs as a percent of sales decreased by 12 basis points as a result of both operating and comparable store sales leverage.

Selling, general and administrative expenses ("SG&A") increased approximately $6.4 million to $56.9 million in fiscal 1999 from $50.5 million in fiscal 1998. The aggregate increase in SG&A is primarily attributable to additional store expenses as a result of the Company's expanded store base during the past year and an increase in administrative costs to support the larger store base. As a percentage of net sales, SG&A decreased 71 basis points to 23.56 percent in fiscal 1999 from 24.27 percent in fiscal 1998. The decrease in SG&A as a percentage of sales is due primarily to the Company's ability to leverage corporate overhead and store costs as a result of the comparable store sales increase.

The Company's net interest income decreased $40,000 to $496,000 in fiscal 1999 from $536,000 in fiscal 1998, due primarily to higher average cash balances in fiscal 1998.

The Company's effective income tax rate increased to 37.4 percent in fiscal 1999 from 20.1 percent in fiscal 1998. The increase is due primarily to tax-free interest income, which accounted for a significantly higher portion of income before income taxes in fiscal 1998.



PROVISION FOR STORE CLOSINGS AND ASSET IMPAIRMENTS

During 1999, the Company decided to close eight stores that had been identified as under-performing and recognized a $1.2 million pre-tax provision for costs (consisting of the write down of long-lived assets and lease termination costs) related to closing the


GADZOOKS, INC 10
facilities. As of February 26, 2000, six of the eight stores had been closed, with the remaining two slated for closure by the end of fiscal 2000. The Company anticipates annual earnings improvement of approximately $.06 per diluted share, once all eight stores have been closed. As of January 29, 2000, a majority of the costs related to the five stores already closed had been incurred. The components of the provision, an analysis of amounts charged against the accrual and the sales and operating profit (loss) data for the eight stores are outlined in Note 3 of the "Notes to the Financial Statements".

As indicated in Note 4 of the "Notes to the Financial Statements", the Company recorded a non-cash impairment charge of $533,000 to reflect fixtures and leasehold improvements at their respective estimated fair value in six other under-performing stores. These additional locations have not been identified for closure. This impairment charge is expected to reduce depreciation expense by approximately $115,000 annually over the average remaining useful lives of these assets (approximately 4.7 years). Management regularly reviews the performance of all the Company's stores. If management determines that it is unlikely that a store's sales volume will increase to a level that would allow the store to generate positive cash flow, management will consider remedial actions up to and including closing the store. If the Board of Directors approves a plan for closing a store or stores, the Company will recognize a provision for store closing costs during the quarter in which such approval is granted.

The aforementioned charges totaling $1.7 million have been combined and are reflected under the caption "Provision for store closings and asset impairments" in the accompanying Statements of Income.


                                             FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased approximately $36.6 million, or 21.3 percent, to $208.2 million during fiscal 1998 from $171.6 million in fiscal 1997. Net sales of the 63 new stores opened during fiscal 1998 and for those stores not yet qualifying as comparable stores contributed $45.4 million of the increase in sales. Comparable store sales decreased by $8.8 million, or 5.6 percent, in fiscal 1998. The decrease in comparable sales was primarily due to a decline in the unisex T-shirt category, and to a lesser extent declines in the footwear and accessory categories. A store becomes comparable after it has been open for 14 full fiscal months.

Gross profit decreased approximately $0.8 million to $50.5 million in fiscal 1998 from $51.3 million in fiscal 1997. As a percentage of sales, gross profit decreased to 24.2 percent in fiscal 1998 from 29.9 percent in fiscal 1997. The decrease in gross profit resulted primarily from increased markdowns and promotional activities to clear out slow-moving inventory during the third and fourth quarters of fiscal 1998. Gross profit for the fourth quarter of fiscal 1998 was negatively impacted by a charge of approximately $0.6 million to reduce the cost of slow-moving inventory to net realizable value. Store occupancy costs increased as a percentage of sales primarily due to the lower average sales per store in 1998.

Selling, general and administrative expenses increased approximately $11.8 million to $50.5 million during fiscal 1998 from $38.8 million in fiscal 1997 and increased as a percentage of sales to 24.2 percent in fiscal 1998 from 22.6 percent in fiscal 1997. The increase as a percentage of sales was due to the inability to leverage corporate overhead costs and store payroll costs over lower than expected sales as well as the addition of several new executives and managers.

Operating income decreased approximately $12.6 million to about breakeven during fiscal 1998 from $12.6 million in fiscal 1997. As a percentage of sales, operating income decreased to about zero percent in fiscal 1998 from 7.3 percent in fiscal 1997.

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

The Company's business is also subject to seasonal influences, with higher sales during the Christmas holiday, back-to-school, and spring break seasons. The Christmas holiday season remains the Company's single most important selling season. The Company believes, however, that the significance of the back-to-school season (which affects operating results in the second and third quarters) and spring break season (which affects operating results in the first quarter) reduces somewhat the Company's dependence on the Christmas holiday selling season. As is the case with many apparel retailers, the Company's net sales and net income are typically lower in the first quarter.

The following table sets forth certain statement of operations and operating data for each of the Company's last eight fiscal quarters. The following quarterly data were derived from unaudited financial statements of the Company, which in the opinion of management of the Company, contain all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation thereof. Results for any quarter are not necessarily indicative of results that may be achieved for a full fiscal year.


                                                                GADZOOKS, INC 11

                                                                 Fiscal 1999                                      Fiscal 1998
($ in thousands, except        ---------------------------------------------   ----------------------------------------------
operating data and                First      Second       Third      Fourth       First      Second       Third       Fourth
per share amounts)              Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter      Quarter
                               ---------   ---------   ---------   ---------   ---------   ---------   ---------    ---------
    Statement of income data:
                   Net sales   $  51,465   $  58,078   $  56,510   $  75,562   $  45,026   $  48,202   $  50,697    $  64,278
                Gross profit      14,008      15,666      15,265      22,898      12,702      12,286      11,535       13,951
    Operating income (loss)*         809       1,766         728       5,893       2,082         857      (1,293)      (1,698)
          Net income (loss)*         600       1,185         522       3,763       1,417         606        (738)        (898)
Net income (loss) per share*
                       Basic   $    0.07   $    0.13   $    0.06   $    0.42   $    0.16   $    0.07   $   (0.08)   $   (0.10)
                     Diluted   $    0.07   $    0.13   $    0.06   $    0.42   $    0.16   $    0.07   $   (0.08)   $   (0.10)
  Average shares outstanding
                       Basic       8,893       8,906       8,919       8,921       8,795       8,836       8,886        8,890
                     Diluted       8,994       9,116       9,000       9,063       9,095       9,071       8,886        8,890
     Selected operating data:
Stores open at end of period         316         324         325         326         275         304         311          312

(*)Includes a charge for store closings and asset impairments of $405,000 ($255,000 after tax, or $0.03 per diluted share) and $1,316,000 ($821,000 after tax, or $0.09 per diluted share) during the third and fourth quarters of 1999, respectively.

--------------------------------------------------------------------------------


                                                 LIQUIDITY AND CAPITAL RESOURCES

GENERAL. During the last three fiscal years, the Company's primary uses of cash have been to finance new store openings and purchase merchandise inventories. In fiscal 1997, $3.1 million was spent on a new distribution center and corporate headquarters for the Company. The Company has historically satisfied its cash requirements principally from cash flow from operations and proceeds from the sale of equity securities.

Cash Flows. During fiscal 1999, 1998 and 1997, cash flows from operating activities were $9.3 million, $6.4 million and $7.6 million, respectively. Cash flow from operations before working capital changes increased to $13.9 million in fiscal 1999 from $4.7 million in the prior year primarily due to higher net income.

Working capital components used $4.7 million in fiscal 1999. Cash used was primarily the result of funding higher inventory levels ($10 million) offset, in part, by a decrease in accounts receivable of $1.8 million, and increases in accounts payable and other accrued liabilities of $3.7 million. Working capital components generated $1.6 million of cash flow in fiscal 1998. Cash was generated by a reduction in inventory of $1.4 million and increases in accounts payable and other liabilities of $1.4 million and $1.3 million, respectively. Offsetting those increases in cash was a decrease in income taxes payable of $2.5 million.

Cash used in investing activities approximated $7.0 million, $0.9 million and $9.4 million for fiscal 1999, 1998 and 1997, respectively. The Company spent $7.0 million on capital expenditures during fiscal 1999, the primary components of which were $4.3 million to open new stores or remodel and refurbish existing stores and $1.7 million to purchase and/or upgrade information systems. The Company spent $10.1 million on capital expenditures during fiscal 1998, of which $9.1 million was used to open new or remodel and refurbish existing stores, and $1.0 million was used to upgrade information systems. The Company opened 19, 63 and 67 new stores in fiscal 1999, 1998 and 1997, respectively.

Net cash flow provided by financing activities totaled $44,000, $1.2 million and $1.1 million for fiscal 1999, 1998 and 1997, respectively. During fiscal 1999, the Company received $65,000 from the exercise of employee stock options as well as $20,000 of


GADZOOKS, INC 12
related tax benefit. The Company used $41,000 for net purchases of treasury stock. During fiscal 1998, the Company received $0.6 million from the exercise of employee stock options as well as $0.7 million of related tax benefit. The Company used $0.2 million for net purchases of treasury stock in fiscal 1998.

CREDIT FACILITY. On May 14, 1999, the Company renewed and revised its existing credit facility with Wells Fargo Bank. The revised facility provides an unsecured revolving line of credit totaling $10 million. The total amount available to borrow pursuant to the credit agreement is limited to 150 percent of cash flow (as defined in the credit agreement) for the trailing 12-month period. Amounts borrowed under the revolving line bear interest at the lesser of either Prime Rate or 195 basis points above LIBOR. The Company pays commitment fees of 0.50 percent on the unused portion of the revolving line of credit. The credit agreement also provides for the issuance of letters of credit that are generally used in connection with international merchandise purchases. Outstanding letters of credit issued by the bank reduce amounts otherwise available for borrowing under the revolving line of credit. The credit facility subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants also require the Company to maintain certain tangible net worth, working capital, net income and fixed charge coverage minimums as well as certain other ratios. Amounts available to borrow under the line of credit, as limited by the cash flow multiple and reduced by outstanding letters of credit, totaled $9.9 million at February 26, 2000. Any amount borrowed under the revolving line of credit will become due on June 1, 2000, the date the credit agreement matures. Prior to June 1, 2000, management expects to renegotiate and extend this facility under terms no less favorable to the Company than those of the current credit agreement. No assurance can be given, however, that such negotiations will be successful, or that the Company will be able to obtain terms equivalent to the current credit agreement. As of January 29, 2000, there were no borrowings outstanding under the revolving line, and $0.2 million in letters of credit were outstanding.

CAPITAL EXPENDITURES. The Company anticipates that it will spend approximately $10.7 million on capital expenditures in fiscal 2000 to open 50 new stores, remodel six existing stores, update 50 existing stores and purchase and/or upgrade information systems. During fiscal 1999, the Company had capital expenditures of $7.0 million, of which $4.3 million was used to open 19 new stores, remodel 8 existing stores and refurbish approximately 44 stores. The remaining $2.7 million was used primarily for store fixtures and corporate purchases, including $1.7 million to purchase and/or upgrade information systems. The Company believes that its existing cash balances, cash generated from operations, and funds available under its credit facility will be sufficient to satisfy its cash requirements through fiscal 2000.


INFLATION

The Company does not believe that inflation has had a material effect on net sales or results of operations. The Company has generally been able to pass on increased costs through increases in selling prices.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not engage in trading market risk sensitive instruments and does not purchase as investments, as hedges, or for purposes "other than trading", instruments that are likely to expose the Company to market risk, whether it be from interest rate, foreign currency exchange, commodity price or equity price risk. The Company has issued no debt instruments, entered into no forward or futures contracts, purchased no options and entered into no swaps.

The Company's primary market risk exposure is that of interest rate risk. A change in LIBOR or the Prime Rate as set by Wells Fargo Bank would affect the rate at which the Company could borrow funds under its credit facility.


STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

Certain sections of this Annual Report, including the preceding "Management's Discussion and Analysis of Financial Condition and Results of Operations," contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which represent the Company's expectations or beliefs concerning future events. These forward-looking statements involve risks and uncertainties, and the Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, those set forth in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000.



                                                                GADZOOKS, INC 13

BALANCE SHEETS

                                                                                  January 29,         January 30,
                                                                                     2000                 1999
                                                                                  -----------         ------------
                                                                     ASSETS
                                                            Current assets:
                                                Cash and cash equivalents         $18,643,475         $ 16,353,393
                                                      Accounts receivable           1,216,579            3,001,651
                                                                Inventory          44,418,484           34,403,807
                                                     Other current assets           2,148,746            1,987,077
                                                                                  -----------         ------------
                                                                                   66,427,284           55,745,928
                                                                                  -----------         ------------
                                    Leaseholds, fixtures and equipment, net        30,234,808           30,696,262
                                                                                  -----------         ------------
                                                                                  $96,662,092         $ 86,442,190
                                                                                  ===========         ============


                                       LIABILITIES AND SHAREHOLDERS' EQUITY
                                                       Current liabilities:
                                                         Accounts payable         $20,395,375         $ 18,148,736
                                             Accrued payroll and benefits           3,532,655            2,498,758
                                                Other current liabilities           2,928,135            3,469,776
                                                     Income taxes payable             910,764                   --
                                                                                  -----------         ------------
                                                                                   27,766,929           24,117,270
                                                               Accrued rent         2,750,280            2,294,275

                                     Commitments and contingencies (Note 7)

                                                      Shareholders' equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued                 --                   --
    Common stock, $.01 par value, 25,000,000 shares authorized, 8,922,528
              and 8,892,736 shares issued and outstanding, respectively                89,225               88,927
                                                 Additional paid-in capital        42,282,468           42,197,629
                                                          Retained earnings        23,909,645           17,855,453
            Treasury stock, at cost, 19,548 and 15,226 shares, respectively          (136,455)            (111,364)
                                                                                  -----------         ------------
                                                                                   66,144,883           60,030,645
                                                                                  -----------         ------------
                                                                                  $96,662,092         $ 86,442,190
                                                                                  ===========         ============

The accompanying notes are an integral part of these financial statements.


GADZOOKS, INC 14

                                                            STATEMENTS OF INCOME

                                                                                        Fiscal Year Ended
                                                                         --------------------------------
                                                         January 29,       January 30,       January 31,
                                                            2000              1999              1998
                                                       --------------    --------------    --------------
                                           Net sales   $  241,615,574    $  208,202,866    $  171,639,147

                                 Costs and expenses:
            Cost of goods sold, including buying,
               distribution and occupancy costs           173,777,873       157,728,597       120,308,942
      Selling, general and administrative expenses         56,920,820        50,526,730        38,773,576
Provision for store closings and asset impairments          1,721,343                --                --
                                                       --------------    --------------    --------------
                                                          232,420,036       208,255,327       159,082,518
                                                       --------------    --------------    --------------
                           Operating income (loss)          9,195,538           (52,461)       12,556,629

                                    Interest expense          (97,686)          (58,265)          (52,313)
                                     Interest income          594,339           594,738           758,580
                                                       --------------    --------------    --------------
                        Income before income taxes          9,692,191           484,012        13,262,896
                          Provision for income taxes        3,621,953            97,188         4,974,998
                                                       --------------    --------------    --------------
                                        Net income     $    6,070,238    $      386,824    $    8,287,898
                                                       ==============    ==============    ==============
                                Net income per share
                                             Basic     $         0.68    $         0.04    $         0.95
                                                       ==============    ==============    ==============
                                           Diluted     $         0.67    $         0.04    $         0.91
                                                       ==============    ==============    ==============

                          Average shares outstanding
                                             Basic          8,910,084         8,851,609         8,682,582
                                                       ==============    ==============    ==============
                                           Diluted          9,043,135         9,035,841         9,100,027
                                                       ==============    ==============    ==============


The accompanying notes are an integral part of these financial statements.

                                                                GADZOOKS, INC 15

STATEMENTS OF SHAREHOLDERS' EQUITY

                                     ------------------------------------------------------------
                                             Common Stock             Additional       Retained
                                        Shares        Capital      Paid-In Capital     Earnings
                                     ------------   ------------   ---------------   ------------
         Balance, February 1, 1997      8,584,440   $     85,844   $    39,741,021   $  9,236,366
Stock issued under option plans           170,137          1,702           407,647             --
     Tax benefit from exercise
             of stock options                  --             --           719,937             --
                     Net income                --             --                --      8,287,898
                                     ------------   ------------   ---------------   ------------

         Balance, January 31, 1998      8,754,577         87,546        40,868,605     17,524,264
Stock issued under option plans           138,159          1,381           604,713             --
     Purchase of treasury stock                --             --                --             --
         Sale of treasury stock                --             --                --        (55,635)
      Tax benefit from exercise
             of stock options                  --             --           724,311             --
                     Net income                --             --                --        386,824
                                     ------------   ------------   ---------------   ------------

         Balance, January 30, 1999      8,892,736         88,927        42,197,629     17,855,453
Stock issued under option plans            29,792            298            65,274             --
     Purchase of treasury stock                --             --                --             --
         Sale of treasury stock                --             --                --        (16,046)
     Tax benefit from exercise
             of stock options                  --             --            19,565             --
                     Net income                --             --                --      6,070,238
                                     ------------   ------------   ---------------   ------------

         Balance, January 29, 2000      8,922,528   $     89,225   $    42,282,468   $ 23,909,645
                                     ============   ============   ===============   ============



                                    --------------------------------------------
                                           Treasury Stock
                                       Shares          Capital          Total
                                    ------------    ------------    ------------
         Balance, February 1, 1997            --    $         --    $ 49,063,231
Stock issued under option plans               --              --         409,349
     Tax benefit from exercise
             of stock options                 --              --         719,937
                     Net income               --              --       8,287,898
                                    ------------    ------------    ------------

         Balance, January 31, 1998            --              --      58,480,415
Stock issued under option plans               --              --         606,094
     Purchase of treasury stock           29,500        (312,031)       (312,031)
         Sale of treasury stock          (14,274)        200,667         145,032
      Tax benefit from exercise
             of stock options                 --              --         724,311
                     Net income               --              --         386,824
                                    ------------    ------------    ------------

         Balance, January 30, 1999        15,226        (111,364)     60,030,645
Stock issued under option plans               --              --          65,572
     Purchase of treasury stock           25,000        (212,981)       (212,981)
         Sale of treasury stock          (20,678)        187,890         171,844
     Tax benefit from exercise
             of stock options                 --              --          19,565
                     Net income               --              --       6,070,238
                                    ------------    ------------    ------------

         Balance, January 29, 2000        19,548    $   (136,455)   $ 66,144,883
                                    ============    ============    ============


The accompanying notes are an integral part of these financial statements.

GADZOOKS, INC 16

                                                        STATEMENTS OF CASH FLOWS

                                                                                                 Fiscal Year Ended
                                                                                     -----------------------------
                                                                    JANUARY 29,       January 30,      January 31,
                                                                           2000              1999             1998
                                                                   ------------      ------------     ------------
                       Cash flows from operating activities:
                                                Net income         $  6,070,238      $   386,824      $  8,287,898
  Adjustments to reconcile net income to net cash provided
                               by operating activities:
                           Provision for store closings               1,188,547               --                --
                        Impairment of long-lived assets                 532,796               --                --
                             Loss on disposal of assets                 288,813          135,456                --
                                           Depreciation               5,841,152        4,653,433         3,376,442
                                  Deferred income taxes                 (15,338)        (433,967)            3,587
           Changes in operating assets and liabilities:
                                  Accounts receivable                 1,785,072         (186,207)       (1,531,534)
                                            Inventory               (10,014,677)       1,360,026       (12,552,797)
                                         Other assets                  (146,331)        (126,571)         (101,092)
                                     Accounts payable                 2,246,639        1,426,928         9,067,685
                         Accrued payroll and benefits                 1,033,897          387,474        (1,023,868)
                                 Income taxes payable                   910,764       (2,494,855)        1,380,193
                                    Other liabilities                  (467,219)       1,251,260           732,631
                                                                   ------------      -----------      ------------
         Net cash provided by operating activities                    9,254,353        6,359,801         7,639,145
                                                                   ------------      -----------      ------------
                       Cash flows from investing activities:
                                      Capital expenditures           (7,008,271)     (10,082,106)      (12,623,714)
                       Purchases of short-term investments                   --       (7,596,979)      (18,177,257)
        Proceeds from redemption of short-term investments                   --       16,754,188        21,439,895
                                                                   ------------      -----------      ------------
             Net cash used in investing activities                   (7,008,271)        (924,897)       (9,361,076)
                                                                   ------------      -----------      ------------
                       Cash flows from financing activities:
                             Issuance of common stock, net               65,572          606,094           409,349
                                Purchase of treasury stock             (212,981)        (312,031)               --
 Sale of treasury stock under employee stock purchase plan              171,844          145,032                --
                Tax benefit from exercise of stock options               19,565          724,311           719,937
                                                                   ------------      -----------      ------------
         Net cash provided by financing activities                       44,000        1,163,406         1,129,286
                                                                   ------------      -----------      ------------
        Net increase (decrease) in cash and cash equivalents          2,290,082        6,598,310          (592,645)
            Cash and cash equivalents at beginning of period         16,353,393        9,755,083        10,347,728
                                                                   ------------      -----------      ------------
                  Cash and cash equivalents at end of period       $ 18,643,475      $16,353,393      $  9,755,083
                                                                   ============      ===========      ============
                              Cash paid during the year for:
                                                  Interest         $     93,348      $    63,240      $     50,240
                                              Income taxes            2,736,158        4,407,154         2,849,664


     The accompanying notes are an integral part of these financial statements.

                                                                GADZOOKS, INC 17

NOTES TO FINANCIAL STATEMENTS

1 ORGANIZATION AND NATURE OF THE COMPANY
--------------------------------------------------------------------------------

Gadzooks, Inc. (the "Company") is a mall-based, specialty retailer of casual apparel and related accessories for young men and women principally between the ages of 14 and 18. At January 29, 2000, the Company had 326 company-owned stores in metropolitan and middle markets in 33 states east of the Rocky Mountains.

The Company's fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal years 1999, 1998 and 1997 represent the 52-week periods ended January 29, 2000, January 30, 1999 and January 31, 1998, respectively.


2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

SHORT-TERM INVESTMENTS. Short-term investments consist of highly liquid investments with original maturities between three and twelve months. Management determines the proper classifications of investments at the time of purchase and reevaluates such designations as of each balance sheet date. At January 29, 2000 and January 30, 1999 there were no short-term investment securities.

INVENTORY. Inventory is valued at the lower of average cost or market.

LEASEHOLDS, FIXTURES AND EQUIPMENT. Leaseholds, fixtures and equipment are stated at cost. Depreciation of fixtures and equipment is based upon the estimated useful lives of the assets, generally from five to ten years, computed on the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over estimated useful lives or lease terms, if shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the respective net carrying amounts may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the assets. The amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

REVENUE RECOGNITION. Retail merchandise sales are recognized at the point of sale less sales returns.

ADVERTISING. Advertising costs are expensed when incurred. Advertising costs were $748,311, $610,945 and $474,498 for fiscal years 1999, 1998 and 1997, respectively.

STORE PRE-OPENING COSTS. Costs incurred with the setup of a new store prior to its opening for business were expensed as incurred in fiscal 1999 and 1998. In fiscal 1997 such costs were expensed in the month the store opened. This change had an immaterial impact on the Company's financial statements.

GADZOOKS, INC 18

INCOME TAXES. Deferred income taxes are provided on the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and the tax bases of assets and liabilities using presently enacted tax rates. The Company reviews its deferred tax assets for ultimate realization and will record a valuation allowance to reduce the deferred tax asset if it is more likely than not that some portion, or all, of these deferred tax assets will not be realized.

EARNINGS PER SHARE. Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period after giving effect to dilutive potential common shares resulting from stock options.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to current year presentation.

USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at January 29, 2000 and January 30, 1999 and the reported amounts of revenues and expenses during each of the three years in the period ended January 29, 2000. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS. All financial instruments classified as current are recorded at cost, which approximates fair value due to the short maturity of these instruments.


                                                  PROVISION FOR STORE CLOSINGS 3
--------------------------------------------------------------------------------

During 1999, the Company decided to close eight stores that had been identified as under-performing, and recognized a $1,189,000 pre-tax provision for costs related to closing the facilities. As of February 26, 2000, six of the eight stores had been closed with the remaining two slated for closure by the end of fiscal 2000. As of January 29, 2000, a majority of the costs related to the five stores already closed had been incurred. The components of the provision and an analysis of the amounts charged against the accrual are outlined below.


1999 STORE CLOSING PROVISION

                                                                      1999          Charges
                                                                  Original          through        Balance at
In thousands                                                     Provision          1/29/00           1/29/00
                                                                 ---------          -------        ----------
Lease termination costs                                           $  382            $ (263)        $     119
Impairment of long-lived assets                                      807              (807)               --
                                                                  ------            -------        ---------
Total                                                             $1,189            $(1,070)       $     119


Sales and operating profit (loss) of the eight stores are shown below for the years ended January 29, 2000, January 30, 1999 and January 31, 1998 (unaudited):

                                                                                -----------------------------
                                                               JANUARY 29,      January 30,       January 31,
In thousands                                                          2000             1999              1998
                                                               -----------      -----------       -----------
Sales                                                          $ 3,034,965      $ 3,600,539       $ 2,345,099
                                                               -----------      -----------       -----------
Operating profit (loss)                                           (695,402)        (924,816)           14,888
                                                               -----------      -----------       -----------


                                                                GADZOOKS, INC 19

4 IMPAIRMENT OF LONG-LIVED ASSETS
--------------------------------------------------------------------------------

In accordance with Statement of Financial Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", which requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or circumstances indicate that the net book value of the asset may not be recoverable, the Company recorded a non-cash impairment charge of $533,000 to reflect fixtures and leasehold improvements at their respective fair value in six under-performing stores. These locations have not been identified for closure. Management regularly reviews the performance of all the Company's stores. If management determines that it is unlikely that a store's sales volume will increase to a level that would allow the store to generate positive cash flows, management will consider remedial actions up to and including closing the store. If the Board of Directors approves a plan for closing a store or stores, the Company will recognize a provision for store closing costs during the quarter in which such approval is granted.


5 LEASEHOLDS, FIXTURES AND EQUIPMENT
--------------------------------------------------------------------------------

Leaseholds, fixtures and equipment are summarized as follows:

                                                                  ------------
                                                 January 29,       January 30,
                                                        2000              1999
                                                ------------      ------------
             Leasehold improvements             $ 29,080,001      $ 27,715,153
             Fixtures and equipment               19,516,913        16,876,857
                                                ------------      ------------
                                                  48,596,914        44,592,010
      Less accumulated depreciation              (18,362,106)      (13,895,748)
                                                ------------      ------------
                                                $ 30,234,808      $ 30,696,262
                                                ============      ============


6 LONG-TERM OBLIGATIONS
--------------------------------------------------------------------------------

On May 14, 1999, the Company renewed and revised its existing credit facility with Wells Fargo Bank. The revised facility provides an unsecured revolving line of credit totaling $10 million. The total amount available to borrow pursuant to the credit agreement is limited to 150% of cash flow (as defined in the credit agreement) for the trailing 12-month period. Amounts borrowed under the revolving line bear interest at the lesser of either Prime Rate or 195 basis points above LIBOR. The Company pays commitment fees of 0.50% on the unused portion of the revolving line of credit. The credit agreement also provides for the issuance of letters of credit that are generally used in connection with international merchandise purchases. Outstanding letters of credit issued by the bank reduce amounts otherwise available for borrowing under the revolving line of credit. The credit facility subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants also require the Company to maintain


GADZOOKS, INC 20
certain tangible net worth, working capital, net income and fixed charge coverage minimums as well as certain other ratios. Amounts available to borrow under the line of credit, as limited by the cash flow multiple and reduced by outstanding letters of credit, totaled $9.9 million at February 26, 2000. Any amount borrowed under the revolving line of credit will become due on June 1, 2000, the date the credit agreement matures. Prior to June 1, 2000, management expects to be able to renegotiate and extend this facility under terms no less favorable to the Company than those of the current credit agreement. No assurance can be given, however, that such negotiations will be successful, or that the Company will be able to obtain terms equivalent to the current credit agreement. As of January 29, 2000, there were no borrowings outstanding under the revolving line, and $0.2 million in letters of credit were outstanding.


                                                                        LEASES 7
--------------------------------------------------------------------------------

The Company leases store, office, and warehouse space under non-cancelable leases with terms that generally range from five to ten years. Most of the store leases provide for additional rentals based on a percentage of store sales and specify rental increases over the term of the lease. Total rent expense under these operating leases was $20,775,846, $18,717,424 and $13,822,868, for fiscal years 1999, 1998 and 1997, respectively. Included in these total rent figures are $350,000, $511,000 and $566,000 of contingent rent for fiscal years 1999, 1998 and 1997, respectively. Accrued rent of $2,750,280 as of January 29, 2000 and $2,294,275 as of January 30, 1999 has been provided to account for rent expenses on a straight-line basis. Future minimum lease payments under non-cancelable operating leases as of January 29, 2000 are as follows:


Fiscal year
2000                                      $ 20,416,418
2001                                        20,417,810
2002                                        20,377,293
2003                                        19,874,985
2004                                        18,857,156
Thereafter                                  48,252,231
                                          ------------
Total minimum lease payments              $148,195,893
                                          ============


                                                                  Income taxes 8
--------------------------------------------------------------------------------

The provision for federal and state income taxes consists of the following:

                                                                                Fiscal
                                                          ----------------------------
                                            1999             1998              1997
                                        -----------       ----------       -----------
Current tax expense                     $ 3,637,291       $  531,155       $ 4,971,411
Deferred tax expense (benefit)              (15,338)        (433,967)            3,587
                                        -----------       ----------       -----------
                                        $ 3,621,953       $   97,188       $ 4,974,998


                                                                GADZOOKS, INC 21

The following table reconciles the provision for income taxes to the amount computed by applying the U.S. statutory federal tax rate of 34% to pre-tax income:

                                                                                                       Fiscal
                                                                                 ----------------------------
                                                                      1999             1998              1997
                                                               -----------       ----------       -----------
Tax provision at the federal corporate rate                    $ 3,295,345       $  164,564       $ 4,509,385
State income taxes, net of related federal benefit                 410,099           31,209           564,420
                     Tax exempt interest                                --          (69,613)         (182,731)
                              Other, net                           (83,491)         (28,972)           83,924
                                                               -----------       ----------       -----------
              Provision for income taxes                       $ 3,621,953       $   97,188       $ 4,974,998
                                                               ===========       ==========       ===========

               Deferred tax assets (liabilities) are comprised of the following:


                                                                                                  -----------
                                                                                JANUARY 29,       January 30,
                                                                                       2000              1999
                                                                                -----------       -----------
                    Deferred tax assets:
     Accruals not currently deductible                                          $ 1,255,934       $ 1,305,955
                          Depreciation                                              257,756           100,164
                 Deferred compensation                                                   --            98,809
                                                                                -----------       -----------
                                                                                  1,513,690         1,504,928
                Deferred tax liabilities                                           (276,213)         (282,789)
                                                                                -----------       -----------
                                                                                $ 1,237,477       $ 1,222,139
                                                                                ===========       ===========


The early disposition of certain qualified stock options and the exercise of certain nonqualified stock options in fiscal 1999, 1998 and 1997 resulted in income tax benefits to the Company of $19,565, $724,311 and $719,937 respectively, which was credited to additional paid-in capital. The income tax benefit is the tax effect of the difference between the market price on the date of exercise and the option price.


9 EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

Effective January 1, 1995, the Company established the Gadzooks, Inc. Employees' Savings Plan (the "401(k) Plan"). The 401(k) Plan is open to substantially all employees who have been employed at least one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 15% of earnings with the Company matching 50% of the employee's first 5% contribution. Employee and Company contributions are paid to a corporate trustee and invested in various mutual funds or the Company's common stock at the discretion of the participant. Company contributions made to participants' accounts become 100% vested on the fifth anniversary of the employee's initial participation in the Plan. For the years ended January 29, 2000, January 30, 1999 and January 31, 1998, the Company contributed $130,837, $117,917 and $108,814, respectively, in matching contributions to the 401(k) Plan.


GADZOOKS, INC 22

On June 18, 1998, the shareholders approved the Gadzooks, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the right to purchase common stock on a monthly basis at 85 percent of the closing market price of the shares on the last day of the respective calendar month. The aggregate number of shares that may be offered under the ESPP is 60,000. During fiscal 1999 and 1998, 20,678 and 14,274 shares, respectively, of the Company's common stock were sold to employees pursuant to the plan. The Company may purchase shares of common stock from time to time on the open market to provide shares for sale pursuant to the ESPP.

During fiscal 1999 the Company dissolved a nonqualified deferred compensation program which permitted officers to defer a portion of their compensation on a pre-tax basis until their retirement. Participant deferrals that were deposited into variable life insurance contracts held in a Rabbi Trust were remitted back to the participants during 1999.


                                                           STOCK OPTION PLANS 10
--------------------------------------------------------------------------------

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

                                                                GADZOOKS, INC 23

    The following table includes option information for the Employee Plan, Key Employee Plan and Nonemployee Director Plan:

                                                                                                          Fiscal
                                                              --------------------------------------------------
                                                     1999                      1998                       1997
                                                   Weighted                  Weighted                   Weighted
                                                   Average                   Average                    Average
                                                   Exercise                  Exercise                   Exercise
                                     Shares         Price       Shares        Price       Shares         Price
                                   ---------      ---------   ---------     ---------   ---------      ---------
Outstanding at beginning of year     870,070      $    9.71     698,360     $   13.00     655,289      $    6.23
                     Granted         555,580           9.82     973,595         14.65     275,182          23.46
                   Exercised         (30,192)          2.21    (138,159)         4.38    (170,137)          2.41
                   Cancelled        (345,806)         10.50    (663,726)        21.54     (61,974)         17.95
                                   ---------      ---------   ---------     ---------   ---------      ---------
  Outstanding at end of year       1,049,652      $    9.72     870,070     $    9.71     698,360      $   13.00
                                   ---------      ---------   ---------     ---------   ---------      ---------

Available for grant at end of year   179,829                    389,603                    29,472
                                   ---------                  ---------                 ---------

The following table summarizes information about stock options outstanding at January 29, 2000:

                                                            Options Outstanding           Options Exercisable
                                       -----------------------------------------  ---------------------------
                                                         Weighted
                                                          Average       Weighted                     Weighted
                                            Number      Remaining       Average     Number           Average
                    Range of           Outstanding    Contractual       Exercise  Exercisable        Exercise
             Exercise Prices            at 1/29/00        Life           Price    at 1/29/00          Price
             ---------------           -----------    -----------       --------  ----------        ---------
              $ 0.21- $ 6.56               155,678        5 years       $   3.91    130,539         $    3.61
                6.75-   7.88               148,728        9 years           7.01      5,461              7.58
                8.00-  11.00               289,445        9 years           9.44     45,751              9.39
               11.50-  11.69               240,412        8 years          11.61     62,070             11.60
               12.38-  28.13               215,389       10 years          14.06     22,724             24.60
             ---------------           -----------       --------       --------  ---------         ---------
              $ 0.21- $28.13              1,049,652                                 266,545

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

GADZOOKS, INC 24

If the Company had elected to recognize compensation expense based on the fair value of options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                                                                                       Fiscal
                                                                                 ----------------------------
                                                                      1999             1998              1997
                                                               -----------       ----------       -----------
Net income - as reported                                       $ 6,070,238       $  386,824       $ 8,287,898
Net income (loss) - pro forma                                    4,831,365       (1,560,440)        7,347,426
Diluted earnings per share - as reported                              0.67             0.04              0.91
Diluted earnings (loss) per share - pro forma                         0.53            (0.18)             0.81

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes Multiple Option pricing model with the following weighted-average assumptions used for grants:

                                                                                                       Fiscal
                                                                                      -----------------------
                                                                      1999             1998              1997
                                                                     ------           ------           ------
Expected volatility                                                    248%              87%               79%
Risk-free interest rate                                                6.5%             5.1%              5.6%
Expected lives                                                         4.2 years        3.7 years         4.2 years
Dividend yield                                                           0%               0%                0%

The weighted average fair value of options granted is $9.63, $7.43 and $14.14 per share for fiscal 1999, 1998 and 1997, respectively.

                                                           EARNINGS PER SHARE 11
--------------------------------------------------------------------------------

The following table outlines the Company's calculation of weighted average shares outstanding:

                                                                                                       Fiscal
                                                                                  ---------------------------
                                                                    1999             1998              1997
                                                                 ---------        ---------         ---------
Weighted average common shares outstanding (basic)               8,910,084        8,851,609         8,682,582
Effect of dilutive options                                         133,051          184,232           417,445
Weighted average common and dilutive
     potential shares outstanding (diluted)                      9,043,135        9,035,841         9,100,027
                                                                 =========        =========         =========

The treasury stock method is used to determine dilutive potential common shares outstanding related to stock options. Options which, based on their exercise price, would be antidilutive are not considered in the treasury stock method calculation. Options excluded from the earnings per share calculation due to their antidilutive nature totaled 215,389, 22,132 and 40,332 in fiscal 1999, 1998 and 1997, respectively.

                                                                GADZOOKS, INC 25

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



GADZOOKS, INC 26

                                               REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GADZOOKS, INC.

In our opinion, the accompanying balance sheets and the related statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gadzooks, Inc. at January 29, 2000 and January 30, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 29, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS LLP
Fort Worth, Texas
March 6, 2000

                                                                GADZOOKS, INC 27

                                    [PHOTOS]

                                PAULA Y. MASTERS

                             JAMES F. WIMPRESS, JR.

                                JAMES A. MOTLEY

                              WILLIAM S. KOTCH III

                             STEPHEN R. PUTERBAUGH

                               JEFFREY P. CREECY



DIRECTORS                               OFFICERS

GERALD R. SZCZEPANSKI                   GERALD R. SZCZEPANSKI
Chairman of the Board                   Chairman of the Board and
Co-Founder of Gadzooks                  Chief Executive Officer
Director since 1983
                                        PAULA Y. MASTERS
G. MICHAEL MACHENS(A)(C)                Senior Vice President
General Partner                         General Merchandising Manager
Phillips-Smith Specialty
   Retail Group                         JAMES F. WIMPRESS, JR.
Director since 1992                     Senior Vice President
                                        Store Operations
ROBERT E. M. NOURSE(C)
Private Investor                        JAMES A. MOTLEY
Former President and                    Vice President and
Chief Executive Officer                 Chief Financial Officer
The Bombay Company, Inc.                Treasurer and Secretary
Director since 1993
                                        WILLIAM S. KOTCH III
RON G. STEGALL(A)                       Vice President
President                               Real Estate
Arlington Equity Partners, Inc.
Director since 1999                     STEPHEN R. PUTERBAUGH
                                        Vice President
LAWRENCE H. TITUS, JR.(A)               Human Resources
Co-Founder of Gadzooks
(retired)                               JEFFREY P. CREECY
Director since 1983                     Vice President
                                        Information Systems

(A) Audit Committee

(C) Compensation Committee

MONTY STANDIFER, Senior Vice President and Chief Financial Officer for Gadzooks since 1992 left the Company in June of 1999. Monty was an asset to the Company and was instrumental in its growth. His efforts and dedication to Gadzooks are sincerely appreciated.

ANNUAL MEETING

The Annual Meeting of Gadzooks, Inc. will be held at 9:30 a.m., on Thursday, June 15, 2000, at the Company's headquarters.

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 635-9270
www.chasemellon.com

CORPORATE COUNSEL

Akin, Gump, Strauss, Hauer & Feld, L.L.P.
Dallas, Texas

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Fort Worth, Texas

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

SHARE PRICE DATA

The following table sets forth, for the quarterly periods indicated, the high and low closing prices per share of the common stock as reported on The Nasdaq Stock Market:


                                  1999                      1998
                  ----------   ----------   ----------   ----------
Fiscal Quarters      High         Low          High          Low
                  ----------   ----------   ----------   ----------
First Quarter     $     9.94   $     6.56   $    29.38   $    20.88
Second Quarter         16.00         9.13        28.69        10.50
Third Quarter          10.38         6.13        11.56         6.03
Fourth Quarter         13.69         7.44         8.94         5.69

On March 24, 2000 the closing sales price on The Nasdaq Stock Market was $22.88. As of March 24, 2000, the approximate number of common shareholders of record was 101, although the Company believes that the actual number of beneficial owners is significantly higher. The Company presently intends to retain earnings for use in its business and therefore does not anticipate declaring a cash dividend in the near future.

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

COMMON STOCK

Listed on The Nasdaq Stock Market(SM)--Symbol: GADZ

                             CORPORATE HEADQUARTERS
                           4121 INTERNATIONAL PARKWAY
                            CARROLLTON, TEXAS 75007
                                 (972)307-5555
                               (972)662-4290 FAX
                                WWW.GADZOOKS.COM