Form 10-K, Exhibit 13
period 2001-02-03
GADZOOKS INC
filed 2001-04-30
CIK 924140

                                                                      EXHIBIT 13

GADZOOKS, INC.


SELECTED FINANCIAL DATA
($ in thousands, except operating data and per share amounts)

                                                                                       Fiscal Year Ended
                                          ---------------------------------------------------------------
                                          February 3,  January 29, January 30,   January 31,  February 1,
                                                2001         2000        1999          1998         1997
                                          ----------   ----------  -----------   -----------  -----------
INCOME STATEMENT DATA:
   Net sales                               $ 288,411    $ 240,253    $ 207,172     $ 170,828    $ 127,631
   Cost of goods sold                        205,505      173,778      157,728       120,309       87,418
                                           ---------    ---------    ---------     ---------    ---------
   Gross profit                               82,906       66,475       49,444        50,519       40,213
   Selling, general and
      administrative expenses                 63,450       55,558       49,496        37,962       28,455
   Provision for store closings and
      asset impairments                           --        1,721           --            --           --
                                           ---------    ---------    ---------     ---------    ---------
   Operating income (loss)                    19,456        9,196          (52)       12,557       11,758
   Interest income, net                          792          496          536           706          945
                                           ---------    ---------    ---------     ---------    ---------
   Income before income taxes                 20,248        9,692          484        13,263       12,703
   Provision for income taxes                  7,458        3,622           97         4,975        4,712
                                           ---------    ---------    ---------     ---------    ---------
   Net income                              $  12,790    $   6,070    $     387     $   8,288    $   7,991
                                           =========    =========    =========     =========    =========
   Net income per share
      Basic                                $    1.44    $    0.68    $    0.04     $    0.95    $    0.94
      Diluted                              $    1.38    $    0.67    $    0.04     $    0.91    $    0.87
   Average shares outstanding
      Basic                                    8,911        8,910        8,852         8,683        8,525
      Diluted                                  9,293        9,043        9,036         9,100        9,143

SELECTED OPERATING DATA:
   Comparable store sales
      increase (decrease)(1)                     7.6%         5.4%        (5.6%)         1.8%         6.1%
   Number of stores at year end                  375          326          312           250          183
   Average net sales per store             $ 826,000    $ 746,000    $ 714,000     $ 791,000    $ 810,000
   Average net sales per square foot       $     345    $     315    $     302     $     338    $     353
   Total square footage at end of period     908,000      772,000      736,000       585,000      422,000
   Operating income percentage                   6.7%         3.8%          --           7.3%         9.2%
   Capital expenditures (in 000s)          $  12,936    $   7,008    $  10,082     $  12,624    $   6,864

BALANCE SHEET DATA:
   Working capital                         $  44,986    $  38,367    $  31,629     $  34,878    $  34,333
   Total assets                              118,794       96,662       86,442        84,321       64,747
   Total debt                                     --           --           --            --           --
   Shareholders' equity                       79,388       66,145       60,031        58,480       49,063

(1) A store becomes comparable after it has been open for 14 full fiscal months.

GADZOOKS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Gadzooks is a mall-based specialty retailer of casual apparel and related accessories for young men and women, principally between the ages of 14 and 18. The Company opened its first store in 1983, and at fiscal year-end 2000, operated 375 stores in 36 states. The Company opened 52 stores in fiscal 2000, 19 stores in fiscal 1999 and 63 new stores in fiscal 1998. Five stores were closed during fiscal 1999, and three stores were closed during fiscal 2000.

RESULTS OF OPERATIONS

CLASSIFICATION OF DISCOUNTS ON EMPLOYEE SALES. The Company has historically recorded discounts related to the sale of merchandise to employees as a component of selling, general and administrative expenses ("SG&A"). Beginning with the second quarter of fiscal 2000, the Company began classifying these discounts as a reduction of gross sales. As a result, sales and gross profit have been reduced by the amount of the employee discounts, which have been offset by a like reduction in SG&A expenses for each period presented. This reclassification represents a change in income statement presentation only, and has no impact on net income or earnings per share. Employee discounts totaled $1.5 million, $1.4 million and $1.0 million for the years ended February 3, 2001, January 29, 2000 and January 30, 1999, respectively.

The following table sets forth for the periods indicated certain selected income statement data expressed as a percentage of net sales and certain store data:

                                                                       Fiscal Year
                                                            -----------------------
                                                             2000     1999      1998
                                                            ------   ------    ------
Net sales                                                   100.0%   100.0%    100.0%
Cost of goods sold, including buying,
  distribution and occupancy costs                           71.2     72.3      76.1
                                                            -----    -----     -----
Gross profit                                                 28.8     27.7      23.9
Selling, general and administrative expenses                 22.0     23.2      23.9
Provision for store closings and asset impairments             --      0.7        --
                                                            -----    -----     -----
Operating income                                              6.8      3.8        --
Interest income, net                                          0.2      0.2       0.3
                                                            -----    -----     -----
Income before income taxes                                    7.0      4.0       0.3
Provision for income taxes                                    2.6      1.5       0.1
                                                            -----    -----     -----
Net income                                                    4.4%     2.5%      0.2%
                                                            =====    =====     =====
Number of stores open at end of period                        375      326       312

FISCAL YEAR. The Company's fiscal year is the 52- or 53-week period that ends on the Saturday nearest January 31. Fiscal 2000 was the 53-week period ending February 3, 2001. The Company estimates that the 53rd, or "extra," week included in fiscal 2000 increased net income by about $450,000, or $.05 per diluted share. The estimated impact of this 53rd week on the individual income statement components is discussed under the respective captions below.

FISCAL 2000 COMPARED TO FISCAL 1999. Net sales increased approximately $48.1 million, or 20.0 percent, to $288.4 million during fiscal 2000 from $240.3 million during fiscal 1999. Net sales attributed to the 52 new stores opened during 2000 and for those not yet qualifying as comparable stores (excluding the effect of the 53rd week) contributed $25.4 million of the increase in total sales. Sales for the 53rd week contributed $4.5 million to the total increase in sales. Comparable store sales increased by $18.2 million, or 7.6 percent in fiscal 2000. The Company experienced comparable store sales increases in all but two of its major categories - young men's and shoes. The increase in comparable store sales is due to several factors, including continued improvements in product mix, a greater concentration of branded merchandise and visual merchandising improvements. The merchandise changes drove increases in unit sales up more than 10% per average store over the prior year. The Company experienced an overall decline in its average selling price per unit of approximately 3%, which was due primarily to slight shifts in the sales mix toward lower-priced merchandise, such as t-shirts and accessories. A store becomes comparable after it has been open for 14 full fiscal months.

Gross profit increased approximately $16.4 million to $82.9 million during fiscal 2000 from $66.5 million in fiscal 1999. As a percentage of net sales, gross profit increased 108 basis points to 28.75 percent from 27.67 percent in fiscal 1999. The Company estimates that gross profit attributable to the 53rd week approximated $1.7 million. The majority of the increase in gross profit resulted from leverage achieved on store occupancy and buying and distribution costs (which are relatively fixed in nature) due to comparable store sales increases. Store occupancy and buying and distribution costs, as a percent of sales, decreased by 75 basis points and 7 basis points, respectively. Merchandise margin increased approximately 26 basis points, which was due primarily to a

                                                                  GADZOOKS, INC.


higher percentage of the Company's sales incurred in lower priced, merchandise with a higher initial mark-up, such as t-shirts, and the introduction of private label and exclusive merchandise.

Selling, general and administrative expenses increased approximately $7.9 million to $63.5 million in fiscal 2000 from $55.6 million in fiscal 1999. The Company estimates that SG&A attributable to the 53rd week approximated $1.0 million. The aggregate increase in SG&A is primarily attributable to additional store expenses as a result of the Company's expanded store base during the past year and an increase in administrative costs to support the larger store base. As a percentage of net sales, SG&A decreased 112 basis points to 22.00 percent in fiscal 2000 from 23.12 percent in fiscal 1999. The decrease in SG&A as a percentage of sales is due primarily to the Company's ability to leverage corporate overhead and store costs as a result of the comparable store sales increase. These gains were partially offset, by an increase in compensation, of which a large portion is performance based.

Net interest income increased $296,000 to $792,000 in fiscal 2000 from $496,000 in fiscal 1999 primarily due to higher average cash balances on hand.

The Company's effective income tax rate decreased to 36.8 percent in fiscal 2000 from 37.4 percent in fiscal 1999. This decrease was primarily due to lower state income taxes resulting from the implementation of a new legal structure of the Company during the year, offset by the impact of graduated federal income tax rates. Additionally, the Company favorably settled with the Internal Revenue Service the open tax years of fiscal 1997 and 1998.

FISCAL 1999 COMPARED TO FISCAL 1998. Net sales increased approximately $33.1 million, or 16.0 percent, to $240.3 million during fiscal 1999 from $207.2 million during fiscal 1998. Net sales of the 19 new stores opened during fiscal 1999 and for those not yet qualifying as comparable stores contributed $22.3 million of the increase in total sales. Comparable store sales increased by $10.8 million, or 5.4 percent in fiscal 1999. The Company experienced comparable store sales increases in all but two of its major categories, unisex t-shirts and shoes. Both of which, however, improved as the year progressed. The increase in comparable store sales is due to several factors, including a greater concentration of brand-name merchandise, enhancements to the stores' appearance and visual merchandising changes. The merchandise changes allowed for higher price points and improved sell-through, which reduced the number of markdowns taken. In addition, units sold per store increased approximately 8 percent during the fourth quarter of fiscal 1999.

Gross profit increased approximately $17.1 million to $66.5 million during fiscal 1999 from $49.4 million in fiscal 1998. As a percentage of net sales, gross profit increased 380 basis points to 27.67 percent from 23.87 percent in fiscal 1998. The majority of the increase in gross profit resulted from an increase in merchandise margin of 336 basis points. The Company's updated product offerings, which consist increasingly of branded merchandise, allowed the Company to generate improved inventory sell-through with a reduced level of retail markdowns leading to the improvement in merchandise margin. In addition, gross profit for the fourth quarter of fiscal 1998 was negatively impacted by a charge of approximately $0.6 million to reduce the cost of slow-moving inventory to net realizable value. Store occupancy costs (which are relatively fixed in nature) as a percent of sales decreased by 32 basis points due to leverage achieved as a result of the comparable store sales increase. Buying and distribution costs as a percent of sales decreased by 12 basis points as a result of both operating and comparable store sales leverage.

Selling, general and administrative expenses increased approximately $6.1 million to $55.6 million in fiscal 1999 from $49.5 million in fiscal 1998. The aggregate increase in SG&A is primarily attributable to additional store expenses as a result of the Company's expanded store base during the past year and an increase in administrative costs to support the larger store base. As a percentage of net sales, SG&A decreased 77 basis points to 23.12 percent in fiscal 1999 from 23.89 percent in fiscal 1998. The decrease in SG&A as a percentage of sales is due primarily to the Company's ability to leverage corporate overhead and store costs as a result of the comparable store sales increase.

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

PROVISION FOR STORE CLOSINGS AND ASSET IMPAIRMENTS. During 1999, the Company decided to close eight stores that had been identified as under-performing and recognized a $1.2 million pre-tax provision for costs (consisting of the write down of long-lived assets and lease termination costs) related to closing the facilities. As of February 3, 2001, seven of the eight stores had been closed. The remaining store was closed on March 3, 2001. As of February 3, 2001 substantially all costs to close the eight stores had been incurred. The components of the provision, an analysis of amounts charged against the accrual and the sales and operating loss data for the eight stores are outlined in Note 3 of the "Notes to the Consolidated Financial Statements."

As indicated in Note 4 of the "Notes to the Consolidated Financial Statements," the Company recorded a non-cash impairment charge of $533,000 in fiscal 1999 to reflect fixtures and leasehold improvements at their respective estimated fair value in six other under-performing stores. In January 2001, the Company closed one of these stores, the effect of which was not material to the

GADZOOKS, INC.


consolidated financial statements. The remaining locations were not targeted for closure. This impairment charge is expected to reduce depreciation expense by approximately $115,000 annually over the average remaining useful lives of these assets (approximately 3.7 years). Management regularly reviews the performance of all the Company's stores. If management determines that it is unlikely that a store with negative cash flow will increase its sales volume to a level that would allow the store to generate positive cash flow, management will consider remedial actions up to and including closing the store. If the Board of Directors approves a plan for closing a store or stores, the Company will recognize a provision for store closing costs during the quarter in which such approval is granted.

The aforementioned charges totaling $1.7 million have been combined and are reflected under the caption "Provision for store closings and asset impairments" in the accompanying Consolidated Statement of Income for fiscal 1999.

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

                                                            FISCAL 2000                          Fiscal 1999
                               ---------------------------------------- ------------------------------------
                                FIRST     SECOND     THIRD    FOURTH     First    Second    Third     Fourth
                               QUARTER    QUARTER   QUARTER  QUARTER(1) Quarter  Quarter   Quarter   Quarter
                               -------    -------   -------  ---------- -------  -------   -------   -------
($ in thousands, except operating data and per share amounts)
Statement of income data:
   Net sales                    $62,955   $64,223   $67,328   $93,904   $51,182   $57,748   $56,202   $75,121
   Gross profit                  17,881    16,801    18,512    29,712    13,725    15,335    14,957    22,457
   Operating
      income(2)                   3,747     2,248     3,381    10,081       809     1,766       728     5,893
   Net income(2)                  2,495     1,537     2,311     6,447       600     1,185       522     3,763
   Net income per share(2)
      Basic                     $  0.28   $  0.17   $  0.26   $  0.72   $  0.07   $  0.13   $  0.06   $  0.42
      Diluted                   $  0.27   $  0.17   $  0.25   $  0.69   $  0.07   $  0.13   $  0.06   $  0.42
   Average shares outstanding
      Basic                       8,927     8,915     8,894     8,909     8,893     8,906     8,919     8,921
      Diluted                     9,381     9,215     9,248     9,325     8,994     9,116     9,000     9,063
Selected operating data:
   Stores open at
      end of period                 328       345       368       375       316       324       325       326

(1) The fourth quarter of fiscal 2000 includes results for a 13-week period versus 12 in the prior year. The Company estimates that this 53rd week increased sales, gross profit, operating income, net income and diluted earnings per share by $4.5 million, $1.7 million, $720,000, $450,000 and $.05, respectively.

(2) Includes a charge for store closings and asset impairments of $405,000 ($255,000 after tax, or $0.03 per diluted share) and $1,316,000 ($821,000 after tax, or $0.09 per diluted share) during the third and fourth quarters of 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL. During the last three fiscal years, the Company's primary uses of cash have been to finance new store openings and store remodels, and to purchase merchandise inventories. The Company has historically satisfied its cash requirements principally from cash flow from operations and proceeds from the sale of equity securities.

CASH FLOWS. During fiscal 2000, 1999 and 1998, cash flows from operating activities were $14.1 million, $9.3 million and $6.4 million, respectively. Cash flow from operations before working capital changes increased to $18.7 million in fiscal 2000 from $13.9 million in the prior year primarily due to higher net income.

Working capital components used $4.6 million in fiscal 2000. Cash used was primarily the result of funding higher inventory levels ($11.5 million) offset, in part, by increases in accounts payable and income taxes payable of $7.5 million. Working capital

                                                                  GADZOOKS, INC.


components used $4.7 million of cash flow in fiscal 1999. Cash used was primarily the result of funding higher inventory levels ($10 million) offset, in part, by a decrease in accounts receivable of $1.8 million, and increases in accounts payable and other accrued liabilities of $3.7 million.

Cash used in investing activities approximated $12.9 million, $7.0 million and $0.9 million for fiscal 2000, 1999 and 1998, respectively. The Company spent $12.9 million on capital expenditures during fiscal 2000, the primary components of which were $11.6 million to open new stores or remodel and refurbish existing stores and $1.3 million to purchase and/or upgrade information systems and other corporate purposes.

The Company spent $7.0 million on capital expenditures during fiscal 1999, the primary components of which were $4.3 million to open new stores or remodel and refurbish existing stores and $1.7 million to purchase and/or upgrade information systems. The Company opened 52, 19 and 63 new stores in fiscal 2000, 1999 and 1998, respectively.

Net cash flow provided by financing activities totaled $453,000, $44,000 and $1.2 million for fiscal 2000, 1999 and 1998, respectively. During fiscal 2000, the Company received $435,000 from the exercise of employee stock options as well as $162,000 of related tax benefit. The Company used $144,000 for net purchases of treasury stock. During fiscal 1999, the Company received $66,000 from the exercise of employee stock options as well as $20,000 of related tax benefit. The Company used $41,000 for net purchases of treasury stock in fiscal 1999.

CREDIT FACILITY. On June 1, 2000, the Company renewed and revised its existing credit facility with Wells Fargo Bank. The revised facility provides an unsecured revolving line of credit totaling $15 million. The total amount available to borrow pursuant to the credit agreement is limited to 150% of cash flow (as defined in the credit agreement) for the trailing 12-month period. Amounts borrowed under the revolving line bear interest at the lesser of either the bank's prime rate, or 195 basis points above LIBOR. The Company pays commitment fees of 0.33% on the unused portion of the revolving line of credit. The credit agreement also provides for the issuance of letters of credit that are generally used in connection with international merchandise purchases. Outstanding letters of credit issued by the bank reduce amounts otherwise available for borrowing under the revolving line of credit. The credit facility subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants also require the Company to maintain certain tangible net worth, working capital, debt to equity, net income and fixed charge coverage minimums as well as certain other ratios customary in such agreements. Amounts available to borrow under the line of credit, as limited by the cash flow multiple, totaled $14.9 million at February 3, 2001. No borrowings (other than letters of credit totaling $100,000) were outstanding under the revolving line at February 3, 2001. Any amount borrowed under the revolving line of credit will become due on June 1, 2001, the date the credit agreement matures.

CAPITAL EXPENDITURES. The Company anticipates that it will spend approximately $13 million on capital expenditures in fiscal 2001 to open 50 to 60 new stores, remodel seven existing stores, and purchase and/or upgrade information systems. During fiscal 2000, the Company had capital expenditures of $12.9 million, of which $11.6 million was used to open 52 new stores, remodel 6 existing stores, refurbish approximately 7 stores and purchase other assets for open stores. The remaining $1.3 million was used primarily for corporate purposes, such as the purchase and/or upgrade of information systems. The Company believes that its existing cash balances, cash generated from operations, and funds available under its credit facility will be sufficient to satisfy its cash requirements through fiscal 2001.

INFLATION

The Company does not believe that inflation has had a material effect on net sales or results of operations. The Company has generally been able to pass on increased costs through increases in selling prices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not engage in trading market risk sensitive instruments and does not purchase as investments, as hedges, or for purposes "other than trading," instruments that are likely to expose the Company to market risk, whether it be from interest rate, foreign currency exchange, commodity price or equity price risk. The Company has issued no debt instruments, entered into no forward or futures contracts, purchased no options and entered into no swaps.

The Company's primary market risk exposure is that of interest rate risk. A change in LIBOR or the Prime Rate as set by Wells Fargo Bank would affect the rate at which the Company could borrow funds under its credit facility.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

Certain sections of this Annual Report, contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which represent the Company's expectations or beliefs concerning future events. These forward-looking statements involve risks and uncertainties, and the Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, those set forth in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

GADZOOKS, INC.


CONSOLIDATED BALANCE SHEETS

                                                                                    February 3,       January 29,
                                                                                          2001             2000
                                                                                   -------------    -------------
ASSETS
   Current assets:
      Cash and cash equivalents                                                    $  20,284,368    $  18,643,475
      Accounts receivable                                                              3,125,995        1,216,579
      Inventory                                                                       55,941,468       44,418,484
      Other current assets                                                             1,956,079        1,855,620
                                                                                   -------------    -------------
                                                                                      81,307,910       66,134,158
                                                                                   -------------    -------------
   Leaseholds, fixtures and equipment, net                                            36,025,881       30,234,808
   Deferred tax assets                                                                 1,459,884          293,126
                                                                                   -------------    -------------
                                                                                      37,485,765       30,527,934
                                                                                   -------------    -------------
                                                                                   $ 118,793,675    $  96,662,092
                                                                                   =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
      Accounts payable                                                             $  25,233,423    $  20,395,375
      Accrued payroll and benefits                                                     4,241,859        3,532,655
      Other current liabilities                                                        3,306,201        2,928,135
      Income taxes payable                                                             3,540,830          910,764
                                                                                   -------------    -------------
                                                                                      36,322,313       27,766,929
   Accrued rent                                                                        3,083,419        2,750,280
   Commitments and contingencies (Note 7)
   Shareholders' equity:
      Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued              --               --
      Common stock, $.01 par value, 25,000,000 shares authorized, 8,969,825
         and 8,922,528 shares issued and outstanding, respectively                        89,698           89,225
   Additional paid-in capital                                                         43,042,615       42,282,468
   Retained earnings                                                                  36,699,218       23,909,645
   Treasury stock, at cost, 52,797 and 19,548 shares, respectively                      (443,588)        (136,455)
                                                                                   -------------    -------------
                                                                                      79,387,943       66,144,883
                                                                                   -------------    -------------
                                                                                   $ 118,793,675    $  96,662,092
                                                                                   =============    =============

The accompanying notes are an integral part of these consolidated financial statements.

                                                                  GADZOOKS, INC.

CONSOLIDATED STATEMENTS OF INCOME

                                                                                        Fiscal Year Ended
                                                            ---------------------------------------------
                                                             February 3,     January 29,      January 30,
                                                                   2001            2000            1999
                                                            -------------   -------------   -------------
Net sales                                                   $ 288,410,676   $ 240,252,299   $ 207,172,393

Costs and expenses:
   Cost of goods sold, including buying, distribution and
      occupancy costs                                         205,504,899     173,777,873     157,728,597
   Selling, general and administrative expenses                63,449,926      55,557,545      49,496,257
   Provision for store closings and asset impairments                  --       1,721,343              --
                                                            -------------   -------------   -------------
                                                              268,954,825     231,056,761     207,224,854
                                                            -------------   -------------   -------------
   Operating income (loss)                                     19,455,851       9,195,538         (52,461)
Interest expense                                                  127,709          97,686          58,265
Interest income                                                   919,423         594,339         594,738
                                                            -------------   -------------   -------------
   Income before income taxes                                  20,247,565       9,692,191         484,012
Provision for income taxes                                      7,457,992       3,621,953          97,188
                                                            -------------   -------------   -------------
   Net income                                               $  12,789,573   $   6,070,238   $     386,824
                                                            =============   =============   =============
Net income per share
   Basic                                                    $        1.44   $        0.68   $        0.04
                                                            =============   =============   =============
   Diluted                                                  $        1.38   $        0.67   $        0.04
                                                            =============   =============   =============
Average shares outstanding
   Basic                                                        8,911,331       8,910,084       8,851,609
                                                            =============   =============   =============
   Diluted                                                      9,292,895       9,043,135       9,035,841
                                                            =============   =============   =============


The accompanying notes are an integral part of these consolidated financial statements.

GADZOOKS, INC.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                          Common Stock            Additional     Retained        Treasury Stock
                                       Shares      Capital   Paid-In Capital     Earnings      Shares      Capital        Total
                                     ----------   --------   ---------------   ------------   --------   ----------   ------------
BALANCE, JANUARY 31, 1998             8,754,577   $ 87,546   $    40,868,605   $ 17,524,264         --   $       --   $ 58,480,415
   Stock issued under option plans      138,159      1,381           604,713             --         --           --        606,094
   Purchase of treasury stock                --         --                --             --     29,500     (312,031)      (312,031)
   Sale of treasury stock                    --         --                --        (55,635)   (14,274)     200,667        145,032
   Tax benefit from exercise
      of stock options                       --         --           724,311             --         --           --        724,311
   Net income                                --         --                --        386,824         --           --        386,824
                                     ----------   --------   ---------------   ------------   --------   ----------   ------------

BALANCE, JANUARY 30, 1999             8,892,736     88,927        42,197,629     17,855,453     15,226      (111,364)   60,030,645
   Stock issued under option plans       29,792        298            65,274             --         --           --         65,572
   Purchase of treasury stock                --         --                --             --     25,000     (212,981)      (212,981)
   Sale of treasury stock                    --         --                --        (16,046)   (20,678)     187,890        171,844
   Tax benefit from exercise
      of stock options                       --         --            19,565             --         --           --         19,565
   Net income                                --         --                --      6,070,238         --           --      6,070,238
                                     ----------   --------   ---------------   ------------   --------   ----------   ------------

BALANCE, JANUARY 29, 2000             8,922,528     89,225        42,282,468     23,909,645     19,548     (136,455)    66,144,883
   Stock issued under option plans       47,297        473           434,504             --         --           --        434,977
   Purchase of treasury stock                --         --                --             --     50,000     (423,938)      (423,938)
   Sale of treasury stock                    --         --           163,177             --    (16,751)     116,805        279,982
   Tax benefit from exercise
      of stock options                       --         --           162,466             --         --           --        162,466
   Net income                                --         --                --     12,789,573         --           --     12,789,573
                                     ----------   --------   ---------------   ------------   --------   ----------   ------------

BALANCE, FEBRUARY 3, 2001             8,969,825   $ 89,698   $    43,042,615   $ 36,699,218     52,797   $ (443,588)  $ 79,387,943
                                     ==========   ========   ===============   ============   ========   ==========   ============


The accompanying notes are an integral part of these consolidated financial statements.

                                                                  GADZOOKS, INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Fiscal Year Ended
                                                                    --------------------------------------------
                                                                     February 3,    January 29,     January 30,
                                                                        2001            2000            1999
                                                                    ------------    ------------    ------------
Cash flows from operating activities:
   Net income                                                       $ 12,789,573    $  6,070,238    $    386,824
   Adjustments to reconcile net income to net cash provided
      by operating activities:
      Provision for store closings                                            --       1,188,547              --
      Impairment of long-lived assets                                         --         532,796              --
      Loss on disposal of assets                                         193,939         288,813         135,456
      Depreciation                                                     6,951,320       5,841,152       4,653,433
      Deferred income taxes                                           (1,232,138)        (15,338)       (433,967)
   Changes in operating assets and liabilities:
      Accounts receivable                                             (1,909,416)      1,785,072        (186,207)
      Inventory                                                      (11,522,984)    (10,014,677)      1,360,026
      Other assets                                                       (35,079)       (146,331)       (126,571)
      Accounts payable                                                 4,838,048       2,246,639       1,426,928
      Accrued payroll and benefits                                       709,204       1,033,897         387,474
      Income taxes payable                                             2,630,066         910,764      (2,494,855)
      Other liabilities                                                  711,205        (467,219)      1,251,260
                                                                    ------------    ------------    ------------
            Net cash provided by operating activities                 14,123,738       9,254,353       6,359,801
                                                                    ------------    ------------    ------------
Cash flows from investing activities:
   Capital expenditures                                              (12,936,332)     (7,008,271)    (10,082,106)
   Purchases of short-term investments                                        --              --      (7,596,979)
   Proceeds from redemption of short-term investments                         --              --      16,754,188
                                                                    ------------    ------------    ------------
            Net cash used in investing activities                    (12,936,332)     (7,008,271)       (924,897)
                                                                    ------------    ------------    ------------
Cash flows from financing activities:
   Issuance of common stock, net                                         434,977          65,572         606,094
   Purchase of treasury stock                                           (423,938)       (212,981)       (312,031)
   Sale of treasury stock under employee stock purchase plan             279,982         171,844         145,032
   Tax benefit from exercise of stock options                            162,466          19,565         724,311
                                                                    ------------    ------------    ------------
            Net cash provided by financing activities                    453,487          44,000       1,163,406
                                                                    ------------    ------------    ------------
Net increase in cash and cash equivalents                              1,640,893       2,290,082       6,598,310
Cash and cash equivalents at beginning of year                        18,643,475      16,353,393       9,755,083
                                                                    ------------    ------------    ------------
Cash and cash equivalents at end of year                            $ 20,284,368    $ 18,643,475    $ 16,353,393
                                                                    ============    ============    ============
Cash paid during the year for:
   Interest                                                         $     68,564    $     93,348    $     63,240
   Income taxes                                                        5,900,872       2,736,158       4,407,154

The accompanying notes are an integral part of these consolidated financial statements.

GADZOOKS, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


I. ORGANIZATION AND NATURE OF THE COMPANY

Gadzooks, Inc. (the "Company") is a mall-based, specialty retailer of casual apparel and related accessories for young men and women principally between the ages of 14 and 18. At February 3, 2001, the Company had 375 company-owned stores in metropolitan and middle markets in 36 states.

The Company's fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal year 2000 represents the 53-week period ended February 3, 2001 and fiscal years 1999 and 1998 represent the 52-week periods ended January 29, 2000 and January 30, 1999, respectively.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. In June 2000, the Company completed a corporate restructuring. The consolidated financial statements include the accounts of Gadzooks, Inc. and its wholly-owned affiliates, Gadzooks Holding Company and Gadzooks Management, L.P. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

REVENUE RECOGNITION. Retail merchandise sales are recognized at the point of sale less sales returns and employee discounts. The Company adopted the provisions of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") in the fourth quarter of fiscal 2000. The effect of the adoption of this standard was immaterial to the Company's results of financial position and income. Gadzooks has historically recorded discounts related to the sale of merchandise to employees as a component of selling, general and administrative expenses ("SG&A"). Beginning with the second quarter of fiscal 2000, such discounts were reported as a reduction of sales. As a result, gross profit was reduced by the amount of the employee discounts each period, which was totally offset by a like reduction in SG&A expenses. Employee discounts have been retroactively reflected as a reduction of sales on all historical statements of income presented by the Company. Employee discounts totaled $1.5 million, $1.4 million and $1.0 million for the years ended February 3, 2001, January 29, 2000 and January 30, 1999, respectively.

ADVERTISING. Advertising costs are expensed when incurred. Advertising costs were $1,212,657, $748,311 and $610,945 for fiscal years 2000, 1999 and 1998, respectively.

STORE PRE-OPENING COSTS. Costs incurred with the setup of a new store prior to its opening for business were expensed as incurred in fiscal 2000, 1999 and 1998.

INCOME TAXES. Deferred income taxes are provided on the liability method.
Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and the tax basis of assets and liabilities using presently enacted tax rates. The Company reviews its deferred tax assets for ultimate realization and will record a valuation allowance to reduce the deferred tax asset if it is more likely than not that some portion, or all, of these deferred tax assets will not be realized.

EARNINGS PER SHARE. Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period after giving effect to dilutive potential common shares resulting from stock options.

                                                                  GADZOOKS, INC.


RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to current year presentation.

USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at February 3, 2001 and January 29, 2000 and the reported amounts of revenues and expenses during each of the three years in the period ended February 3, 2001. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS. All financial instruments classified as current are recorded at cost, which approximates fair value due to the short maturity of these instruments.

  III. PROVISION FOR STORE CLOSINGS

During 1999, the Company decided to close eight stores that had been identified as under-performing, and recognized a $1,189,000 pre-tax provision for costs related to closing the facilities. As of February 3, 2001, seven of the eight stores had been closed. The remaining store was closed on March 3, 2001. As of February 3, 2001, substantially all costs to close the eight stores had been incurred. The components of the provision and an analysis of the amounts charged against the accrual are outlined below.

                                             1999    Charges                   Charges
                                         Original    through     Balance at    through     Balance at
In thousands                            provision    1/29/00      1/29/00      2/03/01      2/03/01
-----------------                       ---------   ---------    ----------   ---------    ----------
Lease termination costs                 $     382   $    (263)   $      119   $    (113)   $        6
Impairment of long-lived assets               807        (807)           --          --            --
                                        ---------   ---------    ----------   ---------    ----------

Total                                   $   1,189   $  (1,070)   $      119   $    (113)   $        6

Sales and operating loss of the eight stores are shown below for the years ended February 3, 2001, January 29, 2000 and January 30, 1999 (unaudited):

                                     February 3,    January 29,    January 30,
In thousands                             2001          2000           1999
-----------------                    -----------    -----------    -----------
Sales                                $   883,117    $ 3,015,017    $ 3,576,634
Operating loss                           (58,608)      (695,402)      (924,816)

  IV. IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," which requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or circumstances indicate that the net book value of the asset may not be recoverable, the Company recorded a non-cash impairment charge of $533,000 in fiscal 1999 to reflect fixtures and leasehold improvements at their respective fair value in six under-performing stores. In January 2001, the Company closed one of these stores, the effect of which was not material to the consolidated financial statements. The remaining locations were not targeted for closure. Management regularly reviews the performance of all the Company's stores. If management determines that it is unlikely that a store's sales volume will increase to a level that would allow the store to generate positive cash flows, management will consider remedial actions up to and including closing the store. If the Board of Directors approves a plan for closing a store or stores, the Company will recognize a provision for store closing costs during the quarter in which such approval is granted.

  V. LEASEHOLDS, FIXTURES AND EQUIPMENT

Leaseholds, fixtures and equipment are summarized as follows:

                                      February 3,    January 29,
                                          2001           2000
                                      -----------    -----------
Leasehold improvements                $35,748,417    $29,080,001
Fixtures and equipment                 24,789,217     19,516,913
                                      -----------    -----------
                                       60,537,634     48,596,914

Less accumulated depreciation         (24,511,753)   (18,362,106)
                                      -----------    -----------
                                      $36,025,881    $30,234,808
                                      ===========    ===========

GADZOOKS, INC.


VI. LONG-TERM OBLIGATIONS

On June 1, 2000, the Company renewed and revised its existing credit facility with Wells Fargo Bank. The revised facility provides an unsecured revolving line of credit totaling $15 million. The total amount available to borrow pursuant to the credit agreement is limited to 150% of cash flow (as defined in the credit agreement) for the trailing 12-month period. Amounts borrowed under the revolving line bear interest at the lesser of either Prime Rate or 195 basis points above LIBOR. The Company pays commitment fees of 0.33% on the unused portion of the revolving line of credit. The credit agreement also provides for the issuance of letters of credit that are generally used in connection with international merchandise purchases. Outstanding letters of credit issued by the bank reduce amounts otherwise available for borrowing under the revolving line of credit. The credit facility subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants also require the Company to maintain certain tangible net worth, working capital, debt to equity, net income and fixed charge coverage minimums as well as certain other ratios customary in such agreements. Amounts available to borrow under the line of credit, as limited by the cash flow multiple and reduced by outstanding letters of credit, totaled $14.9 million at February 3, 2001. Any amount borrowed under the revolving line of credit will become due on June 1, 2001, the date the credit agreement matures. Prior to June 1, 2001, management expects to be able to renegotiate and extend this facility under terms no less favorable to the Company than those of the current credit agreement. No assurance can be given, however, that such negotiations will be successful, or that the Company will be able to obtain terms equivalent to the current credit agreement. As of February 3, 2001, there were no borrowings outstanding under the revolving line, and $100,000 in letters of credit were outstanding.

  VII. LEASES

The Company leases store, office, and warehouse space under non-cancelable leases with terms that generally range from five to ten years. Most of the store leases provide for additional rentals based on a percentage of store sales and specify rental increases over the term of the lease. Total rent expense under these operating leases was $23,112,695, $20,775,846 and $18,717,424, for fiscal years 2000, 1999 and 1998, respectively. Included in these total rent figures are $608,000, $350,000 and $511,000 of contingent rent for fiscal years 2000, 1999 and 1998, respectively. Accrued rent of $3,083,419 as of February 3, 2001 and $2,750,280 as of January 29, 2000 has been provided to account for rent expenses on a straight-line basis. Future minimum lease payments under non-cancelable operating leases as of February 3, 2001 are as follows:

Fiscal year
-----------
2001                                $  23,993,466
2002                                   24,214,395
2003                                   23,776,689
2004                                   22,830,998
2005                                   21,453,563
Thereafter                             53,569,228
                                    -------------
Total minimum lease payments        $ 169,838,339
                                    =============

  VIII. INCOME TAXES

The provision for federal and state income taxes consists of the following:

                                                                       Fiscal
                                 --------------------------------------------
                                     2000            1999            1998
                                 ------------    ------------    ------------
Current tax expense              $  8,690,125    $  3,637,291    $    531,155
Deferred tax benefit               (1,232,133)        (15,338)       (433,967)
                                 ------------    ------------    ------------
                                 $  7,457,992    $  3,621,953    $     97,188
                                 ============    ============    ============

                                                                 GADZOOKS, INC.


The following table reconciles the provision for income taxes to the amount computed by applying the U.S. statutory federal tax rate of 34% to pre-tax income:

                                                                                                     Fiscal
                                                               --------------------------------------------
                                                                   2000            1999             1998
                                                               ------------    ------------    ------------
Tax provision at the federal corporate rate                    $  6,884,172    $  3,295,345    $    164,564
State income taxes, net of related federal benefit                  599,533         410,099          31,209
Graduated federal rate                                              100,000              --              --
Tax exempt interest                                                      --              --         (69,613)
Other, net                                                         (125,713)        (83,491)        (28,972)
                                                               ------------    ------------    ------------
Provision for income taxes                                     $  7,457,992    $  3,621,953    $     97,188
                                                               ============    ============    ============

Deferred tax assets (liabilities) are comprised of the following:


                                                                 February 3,     January 29,
                                                                        2001            2000
                                                               -------------   -------------
Deferred tax assets:
   Accruals not currently deductible                           $   1,750,452   $   1,255,934
   Depreciation                                                      719,158         257,756
                                                               -------------   -------------
                                                                   2,469,610       1,513,690
Deferred tax liabilities                                                  --        (276,213)
                                                               -------------   -------------
                                                               $   2,469,610   $   1,237,477
                                                               =============   =============


At February 3, 2001 and January 29, 2000, $1,009,726 and $944,351, respectively of net current deferred tax assets were classified as other current assets. The early disposition of certain qualified stock options and the exercise of certain nonqualified stock options in fiscal 2000, 1999 and 1998 resulted in income tax benefits to the Company of $162,466, $19,565 and $724,311 respectively, which was credited to additional paid-in capital. The income tax benefit is the tax effect of the difference between the market price on the date of exercise and the option price.

IX. EMPLOYEE BENEFIT PLANS

Effective January 1, 1995, the Company established the Gadzooks, Inc. Employees' Savings Plan (the "401(k) Plan"). The 401(k) Plan is open to substantially all employees who have been employed at least one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 15% of earnings, with the Company matching 50% of the employee's first 5% contribution. Employee and Company contributions are paid to a corporate trustee and invested in various mutual funds or the Company's common stock at the discretion of the participant. Company contributions made to participants' accounts become 100% vested on the fifth anniversary of the employee's initial participation in the Plan. For the years ended February 3, 2001, January 29, 2000 and January 30, 1999, the Company contributed $104,854, $130,837 and $117,917, respectively, in matching contributions to the 401(k) Plan.

On June 18, 1998, the shareholders approved the Gadzooks, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the right to purchase common stock on a monthly basis at 85 percent of the closing market price of the shares on the last day of the respective calendar month. The aggregate number of shares that may be offered under the ESPP was increased from 60,000 to 110,000 in fiscal 2000. During fiscal 2000, 1999 and 1998, 16,751, 20,678 and 14,274 shares, respectively, of the Company's common stock were sold to employees pursuant to the plan. The Company may purchase shares of common stock from time to time on the open market to provide shares for sale pursuant to the ESPP.

During fiscal 1999, the Company dissolved a nonqualified deferred compensation program which permitted officers to defer a portion of their compensation on a pre-tax basis until their retirement. Participant deferrals that were deposited into variable life insurance contracts held in a Rabbi Trust were remitted back to the participants during 1999.

GADZOOKS, INC.


X. STOCK OPTION PLANS

The Company has three incentive and nonstatutory stock option plans. The "Employee Plan" for employees and consultants was adopted in February 1992; the "Key Employee Plan" for key employees was adopted in September 1994; and the "Nonemployee Director Plan" for the Company's outside directors was adopted in August 1995. Under these plans, options are granted to purchase common stock at a price no less than fair market value at the grant date. For options granted prior to the initial public offering, the Board of Directors considered various factors in determining fair market value including, among other things, the rights and preferences of holders of other securities issued by the Company, the financial position and results of operations of the Company, and the liquidity of the Company's common stock. Subsequent to the initial public offering, all shares have been granted at the closing price of the Company's common stock traded on The Nasdaq Stock Market on the date of grant. Options have vesting periods of generally two to five years from date of grant and may be exercised at any time once they become vested, but not more than 10 years from the date of grant.

During fiscal 2000, the Employee Plan was amended to adjust the maximum aggregate number of shares that may be optioned and sold under the plan to 2,100,000 shares. During fiscal 1998, the Nonemployee Director Plan was amended to adjust the maximum aggregate number of shares that may be optioned and sold to 100,000 shares. The maximum aggregate number of shares that may be optioned and sold under the Key Employee Plan is 272,651 shares.

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

The following table includes option information for the Employee Plan, Key Employee Plan and Nonemployee Director Plan:

                                                                                                                     Fiscal
                                       ------------------------------------------------------------------------------------
                                                             2000                        1999                          1998
                                       ------------------------------------------------------------------------------------
                                                         Weighted                    Weighted                      Weighted
                                                          Average                     Average                       Average
                                                         Exercise                    Exercise                      Exercise
                                            Shares          Price        Shares         Price         Shares          Price
                                       -----------    -----------   -----------    -----------   -----------    -----------
Outstanding at beginning of year         1,049,652    $      9.72       870,070    $      9.71       698,360    $     13.00
Granted                                    197,025          15.79       555,580           9.82       973,595          14.65
Exercised                                  (52,273)          9.41       (30,192)          2.21      (138,159)          4.38
Cancelled                                  (76,893)         11.89      (345,806)         10.50      (663,726)         21.54
                                       -----------    -----------   -----------    -----------   -----------    -----------
Outstanding at end of year               1,117,511    $     10.64     1,049,652    $      9.72       870,070    $      9.71
                                       -----------    -----------   -----------    -----------   -----------    -----------
Available for grant at end of year         659,697                      179,829                      389,603
                                       -----------    -----------   -----------    -----------   -----------    -----------

The following table summarizes information about stock options outstanding at February 3, 2001:


                                                     Options Outstanding                 Options Exercisable
                                       ---------------------------------   ---------------------------------
                                              Weighted
                                               Average          Weighted                            Weighted
                              Number         Remaining           Average            Number           Average
Range of                 Outstanding       Contractual          Exercise       Exercisable          Exercise
Exercise Prices           at 2/03/01              Life             Price        at 2/03/01             Price
-----------------    ---------------   ---------------   ---------------   ---------------   ---------------
$  0.21 - $  5.78            142,237           4 years   $          3.87           142,237   $          3.87
$  6.16 - $  8.88            199,873           8 years   $          7.27            42,461   $          7.29
$  9.00 - $ 11.56            210,685           8 years   $          9.91            73,491   $          9.63
$ 11.60 - $ 12.38            370,202           8 years   $         11.99           119,023   $         11.84
$ 12.44 - $ 28.13            194,514           9 years   $         17.32            31,307   $         23.50
-----------------    ---------------   ---------------   ---------------   ---------------   ---------------
$  0.21 - $ 28.13          1,117,511                                               408,519
-----------------    ---------------   ---------------   ---------------   ---------------   ---------------

The Company measures and records compensation expense in accordance with current practices as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provides disclosure about pro forma compensation expense in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation,"

                                                                 GADZOOKS, INC.

If the Company had elected to recognize compensation expense based on the fair value of options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                                                                               Fiscal
                                                     ------------------------------------------------
                                                               2000             1999             1998
                                                     --------------   --------------   --------------
Net income - as reported                             $   12,789,573   $    6,070,238   $      386,824
Net income (loss) - pro forma                            10,764,338        4,831,365       (1,560,440)
Diluted earnings per share - as reported                       1.38             0.67             0.04
Diluted earnings (loss) per share - pro forma                  1.16             0.53            (0.18)


The fair value of each option grant is estimated as of the date of grant using the Black-Scholes Multiple Option pricing model with the following weighted-average assumptions used for grants:


                                                                      Fiscal
                                      --------------------------------------
                                            2000          1999          1998
                                      ----------    ----------    ----------
Expected volatility                          226%          248%           87%
Risk-free interest rate                      4.6%          6.5%          5.1%
Expected lives                         4.1 years     4.2 years     3.7 years
Dividend yield                                 0%            0%            0%

The weighted average fair value of options granted was $15.23, $9.63 and $7.43 per share for fiscal 2000, 1999 and 1998, respectively.

XI. EARNINGS PER SHARE

The following table outlines the Company's calculation of weighted average shares outstanding:

                                                                                               Fiscal
                                                           ------------------------------------------
                                                                   2000           1999           1998
                                                           ------------   ------------   ------------
Weighted average common shares outstanding (basic)            8,911,331      8,910,084      8,851,609
Effect of dilutive options                                      381,564        133,051        184,232
                                                           ------------   ------------   ------------
Weighted average common and dilutive
   potential shares outstanding (diluted)                     9,292,895      9,043,135      9,035,841
                                                           ============   ============   ============

The treasury stock method is used to determine dilutive potential common shares outstanding related to stock options. Options which, based on their exercise price, would be antidilutive are not considered in the treasury stock method calculation. Options excluded from the earnings per share calculation due to their antidilutive nature totaled 51,232, 215,389 and 22,132 in fiscal 2000, 1999 and 1998, respectively.

  XII. SHAREHOLDER RIGHTS PLAN

On September 3, 1998, the Company declared a dividend of one Preferred Share Purchase Right ("Right") on each outstanding share of Gadzooks, Inc. common stock. The dividend distribution was made on September 15, 1998 to shareholders of record on that date. The Rights become exercisable if a person or group acquires 20 percent or more of the Company's common stock or announces its intent to do so. Each Right will entitle shareholders to buy one one-thousandth of a new series of junior participating preferred stock at an exercise price of $110. When the Rights become exercisable, the holder of each Right (other than the acquiring person or members of such group) is entitled (1) to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price; (2) to purchase, at the Right's then current exercise price, a number of the Company's common shares having a market value of twice such price; or (3) at the option of the Company, to exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one-thousandth of a share of the new series of junior participating preferred stock) per Right. The Rights may be redeemed for one cent each by the Company at any time prior to acquisition by a person (or group) of beneficial ownership of 20 percent or more of the Company's common stock. The Rights will expire on September 15, 2008.

GADZOOKS, INC.



REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gadzooks, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gadzooks, Inc. and its subsidiaries at February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PRICEWATERHOUSECOOPERS LLP


Fort Worth, Texas
March 8, 2001

                                                                 GADZOOKS, INC.



CORPORATE INFORMATION

DIRECTORS                            OFFICERS                                ANNUAL MEETING
GERALD R. SZCZEPANSKI                GERALD R. SZCZEPANSKI                   The Annual Meeting of Gadzooks, Inc. will be
Chairman of the Board                Chairman of the Board and               held at 9:00 a.m., on June, 14, 2001,
Co-Founder of Gadzooks               Chief Executive Officer                 at the Company's headquarters.
Director since 1983
                                     PAULA Y. MASTERS                        TRANSFER AGENT AND REGISTRAR
G. MICHAEL MACHENS (A,C)             Senior Vice President
General Partner                      General Merchandising Manager           Mellon Investor Services
Phillips-Smith Specialty                                                     Overpeck Centre
   Retail Group                      JAMES F. WIMPRESS, JR.                  85 Challenger Road
Director since 1992                  Senior Vice President                   Ridgefield Park, NJ 07660
                                     Store Operations                        (800) 635-9270
ROBERT E.M. NOURSE (C)                                                       www.mellon-investor.com
Private Investor                     JAMES A. MOTLEY
Former President and                 Vice President and                      CORPORATE COUNSEL
Chief Executive Officer              Chief Financial Officer
The Bombay Company, Inc.             Treasurer and Secretary                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
Director since 1993                                                          Dallas, Texas
                                     WILLIAM S. KOTCH III
RON G. STEGALL (A)                   Vice President                          INDEPENDENT ACCOUNTANTS
President                            Real Estate
Arlington Equity Partners, Inc.                                              PricewaterhouseCoopers LLP
Director since 1999                  STEPHEN R. PUTERBAUGH                   Fort Worth, Texas
                                     Vice President
LAWRENCE H. TITUS, JR. (A)           Human Resources                         SHAREHOLDER INFORMATION
Co-Founder of Gadzooks
(retired)                            JEFFREY P. CREECY                       A copy of Form 10-K, excluding exhibits, as
Director since 1983                  Vice President                          filed with the Securities and Exchange
                                     Information Systems                     Commission, may be obtained without charge
                                                                             upon written request to Investor Relations
                                                                             at the Company's headquarters. Copies of
                                                                             exhibits are available upon payment of a
(A) Audit Committee                                                          $125.00 fee to cover the costs of
(C) Compensation Committee                                                   reproduction.

                                                                             COMMON STOCK

                                                                             Listed on The Nasdaq Stock Market(SM) -- Symbol: GADZ

                                                                             CORPORATE HEADQUARTERS

                                                                             4121 International Parkway
                                                                             Carrollton, Texas 75007
                                                                             (972) 307-5555
                                                                             (972) 662-4290 Fax
                                                                             www.gadzooks.com

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




SHARE PRICE DATA

The following table sets forth, for the quarterly periods indicated, the high and low closing prices per share of the common stock as reported on The Nasdaq Stock Market:

                                             2000                               1999
                  -------------------------------    -------------------------------
Fiscal Quarters             HIGH              LOW             High               Low
                  --------------    -------------    -------------     -------------
First Quarter     $        24.13    $       12.38    $        9.94     $        6.56
Second Quarter             23.13             7.94            16.00              9.13
Third Quarter              18.75            11.00            10.38              6.13
Fourth Quarter             21.13            12.94            13.69              7.44

On March 20, 2001 the closing sales price on The Nasdaq Stock Market was $24.64. As of March 20, 2001, the approximate number of common shareholders of record was 84, although the Company believes that the actual number of beneficial owners is significantly higher. The Company presently intends to retain earnings for use in its business and therefore does not anticipate declaring a cash dividend in the near future.

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