Form 10-K, Exhibit 13
period 2002-02-02
GADZOOKS INC
filed 2002-04-29
CIK 924140

                                                                      EXHIBIT 13

Gadzooks, Inc.

SELECTED FINANCIAL DATA
($ in thousands, except operating data
and per share amounts)



                                                                                                           Fiscal Year Ended
                                            --------------------------------------------------------------------------------
                                            FEBRUARY 2,       February 3,      January 29,      January 30,      January 31,
                                                   2002              2001             2000             1999             1998
                                            -----------       -----------      -----------      -----------      -----------
INCOME STATEMENT DATA:
   Net sales                                $   313,823       $   288,411      $   240,253      $   207,172      $   170,828
   Cost of goods sold                           234,054           205,505          173,778          157,728          120,309
                                            -----------       -----------      -----------      -----------      -----------
   Gross profit                                  79,769            82,906           66,475           49,444           50,519
   Selling, general and
      administrative expenses                    69,758            63,450           55,558           49,496           37,962
   Provision for store closings and
      asset impairments                             563                --            1,721               --               --
                                            -----------       -----------      -----------      -----------      -----------
   Operating income (loss)                        9,448            19,456            9,196              (52)          12,557
   Interest income, net                             294               792              496              536              706
                                            -----------       -----------      -----------      -----------      -----------
   Income before income taxes                     9,742            20,248            9,692              484           13,263
   Provision for income taxes                     3,733             7,458            3,622               97            4,975
                                            -----------       -----------      -----------      -----------      -----------
   Net income                               $     6,009       $    12,790      $     6,070      $       387      $     8,288
                                            ===========       ===========      ===========      ===========      ===========
   Net income per share
      Basic                                 $      0.66       $      1.44      $      0.68      $      0.04      $      0.95
      Diluted                               $      0.65       $      1.38      $      0.67      $      0.04      $      0.91
   Average shares outstanding
      Basic                                       9,040             8,911            8,910            8,852            8,683
      Diluted                                     9,304             9,293            9,043            9,036            9,100

SELECTED OPERATING DATA:
   Comparable store sales
      increase (decrease)(1)                       (5.1%)             7.6%             5.4%            (5.6%)            1.8%
   Number of stores at year end                     431               375              326              312              250
   Average net sales per store              $   767,000       $   826,000      $   746,000      $   714,000      $   791,000
   Average net sales per square foot        $       312       $       345      $       315      $       302      $       338
   Total square footage at end of period      1,064,000           908,000          772,000          736,000          585,000
   Operating income percentage                      3.0%              6.7%             3.8%              --              7.3%
   Capital expenditures (in thousands)      $    14,275       $    12,936      $     7,008      $    10,082      $    12,624

BALANCE SHEET DATA:
   Working capital                          $    47,040       $    44,986      $    38,367      $    31,629      $    34,878
   Total assets                                 125,681           118,794           96,662           86,442           84,321
   Total debt                                        --                --               --               --               --
   Shareholders' equity                          86,853            79,388           66,145           60,031           58,480

(1) A store becomes comparable after it has been open for 14 full fiscal months.

Gadzooks, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Gadzooks is a mall-based specialty retailer of casual apparel and related accessories for young men and women, principally between the ages of 14 and 18. In the second half of fiscal 2001 the Company began testing a new retail concept with the opening of four Orchid stores. The Orchid concept caters to the unique innerwear and sleepwear needs of females between the ages of 14 and 22. The Company opened its first store in 1983, and at fiscal year-end 2001, operated 427 Gadzooks stores and four Orchid stores in 40 states. The Company opened 56 Gadzooks stores and four Orchid stores in fiscal 2001, 52 Gadzooks stores in fiscal 2000 and 19 Gadzooks stores in fiscal 1999. Four Gadzooks stores were closed during fiscal 2001, three Gadzooks stores were closed during fiscal 2000 and five Gadzooks stores were closed during fiscal 1999.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of Gadzooks' consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, as well as the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates such estimates including sales return rates, inventory reserves, impairment of long-lived assets, income taxes and accrued expenses. Actual results may differ from these estimates.

Gadzooks' accounting policies are generally straightforward, however, the following require more significant management judgments and estimates.

REVENUE RECOGNITION. As discussed in Note 2 to the consolidated financial statements, retail merchandise sales are recognized at the point of sale less sales returns and employee discounts. Management records a provision for estimated sales returns based on historical return rates. If sales return rates change, an additional allowance may be required.

INVENTORY VALUATION. As discussed in Note 2 to the consolidated financial statements, inventories are valued at the lower of average cost or market. In addition, inventories include an allocation of buying and distribution costs to prepare product for the stores. This inventory valuation method requires certain management estimates and judgments, including estimates of merchandise markdowns, which could significantly affect gross margin. Management estimates the markdown reserve based on several factors, including but not limited to, merchandise quantities, historical markdown percentages, aged seasonal merchandise and future merchandise plans. If future demand or merchandise markdowns are less favorable than those projected by management, additional inventory adjustments may be required. On a monthly basis, management estimates shrink based on historical shrink rates. These estimates are compared to actual results as inventory counts are taken and reconciled to the general ledger during the second and fourth quarter of each year. Gadzooks has not experienced significant fluctuations in historical shrink rates.

LONG-TERM ASSET IMPAIRMENT. As discussed in Note 4 of the consolidated financial statements, management periodically reviews its long-lived assets for impairment and records a provision whenever events or circumstances indicate that the net book value of the asset may not be recoverable. Impairment is determined based on several factors, including but not limited to, current year operating loss or cash flow loss combined with a history and forecast of operating or cash flow losses and significant negative industry or economic trends. If management determines that an impairment exists, an impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the assets. The amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair market value of the related assets.

DEFERRED TAX ASSETS. As discussed in Note 8 of the consolidated financial statements, the Company does not currently have a valuation allowance recorded against its deferred tax assets. In the event that management determines it is more likely than not that its deferred tax assets would not be realizable in the future, a valuation allowance would be recorded to reduce the deferred tax asset to its net realizable value.

ACCRUED EXPENSES. On a monthly basis, certain expenses are estimated in an effort to reflect these expenses in the proper period. Gadzooks' most material estimates relate to self-insurance reserves, store level operating expenses and bonuses. The self-insurance reserves for medical and worker's compensation claims are recorded based on historical claim levels adjusted for growth in the employee base. If the historical claims used to calculate these estimates are not reflective of actual results, additional expenses may be incurred up to the point that the Company's stop loss insurance begins. The Company is self-insured for property and casualty claims at the store level. Property and casualty claims at the store level are estimated and recognized as incurred. Accrued store level operating expenses are estimated based on current activity and historical results. Bonuses are based on performance and projected performance for the remainder of the bonus period. If actual results are significantly different from Gadzooks' expectations, an adjustment to expenses may be required.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain selected income statement data expressed as a percentage of net sales and certain store data:


                                                                                                    Fiscal Year
                                                                             ----------------------------------
                                                                              2001          2000          1999
                                                                             ------        ------        ------
Net sales                                                                     100.0%        100.0%        100.0%
Cost of goods sold, including buying, distribution and occupancy costs         74.6          71.2          72.3
                                                                             ------        ------        ------
Gross profit                                                                   25.4          28.8          27.7
Selling, general and administrative expenses                                   22.2          22.0          23.2
Provision for store closings and asset impairments                              0.2            --           0.7
                                                                             ------        ------        ------
Operating income                                                                3.0           6.8           3.8
Interest income, net                                                            0.1           0.2           0.2
                                                                             ------        ------        ------
Income before income taxes                                                      3.1           7.0           4.0
Provision for income taxes                                                      1.2           2.6           1.5
                                                                             ------        ------        ------
Net income                                                                      1.9%          4.4%          2.5%
                                                                             ======        ======        ======
Number of stores open at end of period                                          431           375           326

FISCAL YEAR. The Company's fiscal year is the 52- or 53-week period that ends on the Saturday nearest January 31. Fiscal 2001 was the 52-week period ending February 2, 2002. The Company estimates that the 53rd, or "extra," week included in fiscal 2000 increased net income by about $450,000, or $.05 per diluted share. The estimated impact of this 53rd week on the individual income statement components is discussed under the respective captions below.

FISCAL 2001 COMPARED TO FISCAL 2000

Net sales increased approximately $25.4 million, or 8.8 percent, to $313.8 million during fiscal 2001 from $288.4 million during fiscal 2000. Excluding sales of $4.5 million from the additional week in fiscal 2000, net sales increased 10.5 percent in fiscal 2001. Net sales for the new stores opened during fiscal 2001 and for those not yet qualifying as comparable stores accounted for

$39.2 million of the total increase in sales. Comparable store sales decreased by $13.8 million, or 5.1 percent, in fiscal 2001. The Company experienced comparable store sales decreases in all of its merchandise categories. The decrease in comparable store sales is attributed to increased competition and a difficult retail environment. The average dollar sale increased by 2.5 percent for the year, and the number of transactions per average store declined by 8.1 percent. A store becomes comparable after it has been open for 14 full fiscal months.

Gross profit decreased approximately $3.1 million to $79.8 million during fiscal 2001 from $82.9 million in fiscal 2000. As a percentage of net sales, gross profit decreased by 333 basis points to 25.42 percent from 28.75 percent in fiscal 2000. The Company estimates that $1.7 million in gross profit was attributable to the additional week in fiscal 2000. The 333 basis point decline was the result of a 175 basis point increase in store occupancy costs as a percentage of sales, a 143 basis point decrease in merchandise margin and a 15 basis point increase in buying and distribution costs as a percentage of sales. Of the increase in store occupancy costs as a percentage of sales, 133 basis points was due to negative sales leverage, and the rest was the result of a 2.8 percent increase in occupancy costs per average square foot due to the higher costs associated with new stores. The decrease in merchandise margin of 143 basis points resulted from increased markdowns taken to manage inventory levels. Buying and distribution costs as a percent of sales increased by 15 basis points due to negative sales leverage.

Selling, general and administrative expenses increased approximately $6.3 million to $69.8 million in fiscal 2001 from $63.5 million in fiscal 2000. The Company estimates that an additional $1.0 million in SG&A costs were attributable to the additional week in fiscal 2000. The aggregate increase in SG&A is primarily attributable to additional store expenses as a result of the Company's expanded store base during the past year and an increase in administrative costs to support the larger store base. As a percentage of net sales, SG&A increased 23 basis points to 22.23 percent from 22.00 percent in fiscal 2000. The increase in SG&A as a percentage of sales is primarily due to negative sales leverage, and a charitable contribution accrual for over $300,000 related to a t-shirt program to raise funds for the victims of the September 11, 2001 attack on the United States. This increase was partially offset by the leveraging of corporate expenses over a larger store base, a reduction in performance-based compensation and the favorable settlement of litigation against another mall tenant during the third quarter of fiscal 2001 that resulted in a gain of approximately $740,000.

The Company's net interest income decreased $498,000 to $294,000 in 2001 from $792,000 in fiscal 2000, due to both lower average cash balances and lower interest rates in fiscal 2001.

The Company's effective income tax rate increased to 38.3 percent in fiscal 2001 from 36.8 percent in fiscal 2000. This increase is primarily due to an increase in state income taxes resulting from an increase in the percentage of income contributed by states at a higher tax rate.

PROVISION FOR ASSET IMPAIRMENTS. As indicated in Note 4 of the consolidated financial statements, during fiscal 2001, the Company recorded a non-cash impairment charge of $563,000 to reflect fixtures and leasehold improvements at their respective estimated fair value in a total of six under-performing stores. The Company closed one of these stores in March 2002. The remaining locations are not targeted for closure. The total impairment charge is expected to reduce depreciation expense by approximately $104,000 annually over the average remaining useful lives of these assets (approximately 5.4 years). Certain stores have been negatively impacted by the effects of the September 11, 2001 terrorist attacks as well as by the entrance into new markets, as such, no assurance can be given as to whether an impairment charge will be necessary in the future. Management will continue to monitor these stores along with its regular review of the performance of all the Company's stores. If management determines that it is unlikely that a store with negative cash flows will increase its sales volume to a level that would allow the store to generate positive cash flow, management will consider remedial actions up to and including closing the store. If management approves a plan for closing a store or stores, the Company will recognize a provision for store closing costs during the quarter in which such approval is granted.

FISCAL 2000 COMPARED TO FISCAL 1999

Net sales increased approximately $48.1 million, or 20.0 percent, to $288.4 million during fiscal 2000 from $240.3 million during fiscal 1999. Net sales attributed to the 52 new stores opened during 2000 and for those not yet qualifying as comparable stores (excluding the effect of the 53rd week) contributed $25.4 million of the increase in total sales. Sales for the 53rd week contributed $4.5 million to the total increase in sales. Comparable store sales increased by $18.2 million, or 7.6 percent in fiscal 2000. The Company experienced comparable store sales increases in all but two of its major categories - young men's and shoes. The increase in comparable store sales is due to several factors, including continued improvements in product mix, a greater concentration of branded merchandise and visual merchandising improvements. The merchandise changes drove increases in unit sales up more than 10 percent per average store over the prior year. The Company experienced an overall decline in its average selling price per unit of approximately three percent, which was due primarily to slight shifts in the sales mix toward lower-priced merchandise, such as t-shirts and accessories.

Gross profit increased approximately $16.4 million to $82.9 million during fiscal 2000 from $66.5 million in fiscal 1999. As a percentage of net sales, gross profit increased 108 basis points to 28.75 percent from 27.67 percent in fiscal 1999. The Company estimates that gross profit attributable to the 53rd week approximated $1.7 million. The majority of the increase in gross profit resulted from leverage achieved on store occupancy and buying and distribution costs (which are relatively fixed in nature) due to comparable store sales increases. Store occupancy and buying and distribution costs, as a percent of sales, decreased by 75 basis points and seven basis points, respectively. Merchandise margin increased approximately 26 basis points, which was due primarily to a higher percentage of the Company's sales incurred in lower priced merchandise with a higher initial mark-up, such as t-shirts, and the introduction of private label and exclusive merchandise.

Selling, general and administrative expenses increased approximately $7.9 million to $63.5 million in fiscal 2000 from $55.6 million in fiscal 1999. The Company estimates that SG&A attributable to the 53rd week approximated $1.0 million. The aggregate increase in SG&A is primarily attributable to additional store expenses as a result of the Company's expanded store base during the past year and an increase in administrative costs to support the larger store base. As a percentage of net sales, SG&A decreased 112 basis points to 22.00 percent in fiscal 2000 from 23.12 percent in fiscal 1999. The decrease in SG&A as a percentage of sales is due primarily to the Company's ability to leverage corporate overhead and store costs as a result of the comparable store sales increase. These gains were partially offset by an increase in compensation, of which a large portion is performance based.

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

PROVISION FOR STORE CLOSINGS AND ASSET IMPAIRMENTS. During 1999, the Company decided to close eight stores that had been identified as under-performing and recognized a $1.2 million pre-tax provision for costs (consisting of the write down of long-lived assets and lease termination costs) related to closing the facilities. As of March 3, 2001, all of the eight stores had been closed. As of February 3, 2001 substantially all costs to close the eight stores had been incurred. The components of the provision, an analysis of amounts charged against the accrual and the sales and operating loss data for the eight stores are outlined in Note 3 of the consolidated financial statements.

As indicated in Note 4 of the consolidated financial statements, the Company recorded a non-cash impairment charge of $533,000 in fiscal 1999 to reflect fixtures and leasehold improvements at their respective estimated fair value in six other under-performing stores.

The Company closed two of these six stores in fiscal 2001, the effects of which were not material to the consolidated financial statements. The remaining locations are not targeted for closure. The total impairment charge was expected to reduce depreciation expense by approximately $115,000 annually over the average remaining useful lives of these assets (approximately 3.7 years). Management regularly reviews the performance of all the Company's stores. If management determines that it is unlikely that a store with negative cash flow will increase its sales volume to a level that would allow the store to generate positive cash flow, management will consider remedial actions up to and including closing the store. If management approves a plan for closing a store or stores, the Company will recognize a provision for store closing costs during the quarter in which such approval is granted.

The aforementioned charges totaling $1.7 million have been combined and are reflected under the caption "Provision for store closings and asset impairments" in the accompanying Consolidated Statement of Income for the respective year.

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

The following table sets forth certain statement of income and operating data for each of the Company's last eight fiscal quarters. The following quarterly data was derived from unaudited financial statements of the Company which, in the opinion of management of the Company, contain all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation thereof. Results for any quarter are not necessarily indicative of results that may be achieved for a full fiscal year.


                                                                       FISCAL 2001                                      Fiscal 2000
                                      ---------------------------------------------------------------------------------------------
                                         FIRST     SECOND        THIRD      FOURTH       First      Second      Third         Fourth
                                       QUARTER    QUARTER      QUARTER     QUARTER     Quarter     Quarter    Quarter     Quarter(1)
                                      --------   --------     --------    --------    --------    --------   --------    ----------
($ in thousands, except operating
data and per share amounts)
Statement of income data:
   Net sales                          $ 70,838   $ 72,553     $ 73,177    $ 97,255    $ 62,955    $ 64,223   $ 67,328    $ 93,904
   Gross profit                         19,926     14,285       18,860      26,699      17,881      16,801     18,512      29,712
   Operating income (loss)(2)            3,536     (2,129)       1,543       6,498       3,747       2,248      3,381      10,081
   Net income (loss)(2)                  2,366     (1,302)       1,001       3,945       2,495       1,537      2,311       6,447
   Net income (loss) per share(2)
      Basic                           $   0.26   $  (0.14)    $   0.11    $   0.43    $   0.28    $   0.17   $   0.26    $   0.72
      Diluted                         $   0.25   $  (0.14)    $   0.11    $   0.43    $   0.27    $   0.17   $   0.25    $   0.69
   Average shares outstanding
      Basic                              8,958      9,057        9,070       9,075       8,927       8,915      8,894       8,909
      Diluted                            9,435      9,057        9,264       9,238       9,381       9,215      9,248       9,325
Selected operating data:
   Stores open at end of period            391        408          426         431         328         345        368         375

(1) The fourth quarter of fiscal 2000 includes results for a 13-week period versus 12 weeks in the current year. The Company estimates that this 53rd week increased sales, gross profit, operating income, net income and diluted earnings per share by $4.5 million, $1.7 million, $720,000, $450,000 and $.05, respectively.

(2) Includes a charge for asset impairments of $563,000 ($347,000 after tax, or $0.03 per diluted share) during the fourth quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL. During the last three fiscal years, the Company's primary uses of cash have been to finance new store openings and store remodels, and to purchase merchandise inventories. The Company has historically satisfied its cash requirements principally from cash flow from operations and proceeds from the sale of equity securities.

CASH FLOWS. During fiscal 2001, 2000 and 1999, cash flows from operating activities were $7.4 million, $14.3 million and $9.3 million, respectively. Cash flow from operations before working capital changes decreased to $13.8 million in fiscal 2001 from $18.7 million in the prior year primarily due to the decline in operating results discussed above.

Working capital components used $6.4 million in fiscal 2001. Cash used was primarily the result of funding higher inventory levels ($7.7 million) as a result of new store openings.

Working capital components used $4.4 million in fiscal 2000. Cash used was primarily the result of funding higher inventory levels ($11.5 million) offset, in part, by increases in accounts payable and income taxes payable of $7.6 million.

Cash used in investing activities approximated $14.0 million, $12.9 million and $7.0 million for fiscal 2001, 2000 and 1999, respectively. The Company spent $14.3 million on capital expenditures during fiscal 2001, the primary components of which were $13.1 million to open new stores or remodel and refurbish existing stores and $1.2 million to purchase and/or upgrade information systems and for other corporate purposes.

The Company spent $12.9 million on capital expenditures during fiscal 2000, the primary components of which were $11.6 million to open new stores or remodel and refurbish existing stores and $1.3 million to purchase and/or upgrade information systems and for other corporate purposes. The Company opened 56, 52 and 19 new Gadzooks stores in fiscal 2001, 2000 and 1999, respectively, and four new Orchid stores in fiscal 2001.

Net cash flow provided by financing activities totaled $1.2 million, $291,000 and $24,000 for fiscal 2001, 2000 and 1999, respectively. The Company received $968,000 and $435,000 from the exercise of employee stock options during fiscal 2001 and fiscal 2000, respectively. The Company received $207,000 for sales of treasury stock in fiscal 2001 and used $144,000 for net purchases of treasury stock in fiscal 2000.

CREDIT FACILITY. On June 1, 2001, the Company renewed and revised its existing credit facility with Wells Fargo Bank. The revised facility provides an unsecured revolving line of credit totaling $15 million. The total amount available to borrow pursuant to the credit agreement is limited to 150% of cash flow (as defined in the credit agreement) for the trailing 12-month period. Amounts borrowed under the revolving line bear interest at the lesser of either the bank's prime rate, or 195 basis points above LIBOR. The Company pays commitment fees of 0.33% on the unused portion of the revolving line of credit. The credit agreement also provides for the issuance of letters of credit that are generally used in connection with international merchandise purchases. Outstanding letters of credit issued by the bank reduce amounts otherwise available for borrowing under the revolving line of credit. The credit facility subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants also require the Company to maintain certain tangible net worth, working capital, debt to equity, net income and fixed charge coverage minimums as well as certain other ratios customary in such agreements. At November 3, 2001, the Company was in technical default of its line of credit covenant that requires net income of not less than $1 on a trailing two-quarter basis determined as of each fiscal quarter end. Prior to the default, the bank issued a waiver for the respective covenant through the end of the third quarter; the Company will be subject to the covenant on a going forward basis and was in compliance as of year end. Amounts available to borrow under the line of credit, as limited by the cash flow multiple and outstanding letters of credit, totaled $14.8 million at February 2, 2002. No borrowings (other than letters of credit totaling $232,000) were outstanding under the revolving line at February 2, 2002. Any amount borrowed under the revolving line of credit will become due on June 1, 2002, the date the credit agreement matures.

The Company has no other long-term financial commitments other than store, corporate office and distribution center leases as outlined in detail in Note 7 to the consolidated financial statements.

CAPITAL EXPENDITURES. The Company anticipates capital expenditures of $8 million to $10 million in fiscal 2002 to open 12 new Gadzooks stores, remodel one existing store, update the look of selected existing stores and purchase and/or upgrade information systems. The Company has hired a consultant to review the current store base and provide recommendations on ways to update the look of more mature stores. Further, they will develop a plan to increase the visual appeal, flow and shop-ability of all stores. During fiscal 2001, the Company had capital expenditures of $14.3 million, of which $13.1 million was used to open 56 new Gadzooks stores, four new Orchid stores, remodel six existing stores, refurbish two stores and purchase other assets for open stores. The remaining $1.2 million was used primarily for corporate purposes, such as the purchase and/or upgrade of information systems. The Company believes that its existing cash balances, cash generated from operations, and funds available under its credit facility will be sufficient to satisfy its cash requirements through fiscal 2002.

NEW ACCOUNTING PRONOUNCEMENTS

On February 4, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. These statements require the recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. The statements also established new accounting rules for hedging instruments which, depending on the nature of the hedge, require that changes in the fair value of the derivatives either be offset against the change in fair value of assets, liabilities or firm commitments through earnings, or be recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The adoption of SFAS 133 had no impact on the Company's consolidated financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS 141 supersedes Accounting Principles Board Opinion ("APB") No.16, "Business Combinations." The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 142 supersedes APB No.17, "Intangible Assets," and changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company's consolidated financial statements will not be impacted by the adoptions of SFAS 141 and SFAS 142.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001 and replaces SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 establishes an accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and replaces the provisions of APB 30 for the disposal of segments of a business. SFAS 144 retains the fundamental provisions of SFAS 121 concerning the recognition and measurement of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. However, SFAS 144 provides additional guidance with regard to discontinued operations and assets to be disposed of. In addition, SFAS 144 excludes goodwill from its scope. The adoption of SFAS 144 will have no immediate impact on the Company, but could result in future store closures being classified as discontinued operations in the consolidated financial statements.

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

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

Certain sections of this Annual Report, including the preceding "Management's Discussion and Analysis of Financial Condition and Results of Operations," contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. This Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21F of the Securities Exchange Act of 1934. When used in this report, words such an "anticipate," "believe," "estimate," "expect," "intend," "predict," "project," and similar expressions, as they relate to us or our management, identify forward-looking statements. These forward-looking statements are based on information currently available to our management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to fluctuations in store sales results, changes in economic conditions, fluctuations in quarterly results and other factors described under the "Risk Factors" section of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002. Such statements reflect the current views of our management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this paragraph.

Gadzooks, Inc.

CONSOLIDATED BALANCE SHEETS



                                                           FEBRUARY 2,          February 3,
                                                                  2002                 2001
                                                         -------------        -------------
ASSETS
   Current assets:
      Cash and cash equivalents                          $  14,868,373        $  20,284,368
      Accounts receivable                                    1,682,112            3,125,995
      Inventory                                             63,659,506           55,941,468
      Other current assets                                   1,931,244            1,956,079
                                                         -------------        -------------
                                                            82,141,235           81,307,910
                                                         -------------        -------------
   Leaseholds, fixtures and equipment, net                  41,009,291           36,025,881
   Deferred tax assets                                       2,530,036            1,459,884
                                                         -------------        -------------
                                                            43,539,327           37,485,765
                                                         -------------        -------------
                                                         $ 125,680,562        $ 118,793,675
                                                         =============        =============

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
      Accounts payable                                   $  27,091,550        $  25,233,423
      Accrued payroll and benefits                           2,794,928            4,241,859
      Other current liabilities                              3,481,858            3,306,201
      Income taxes payable                                   1,733,229            3,540,830
                                                         -------------        -------------
                                                            35,101,565           36,322,313
   Accrued rent                                              3,726,255            3,083,419
   Commitments and contingencies (Note 7)
   Shareholders' equity:
      Preferred stock, $1.00 par value,
         1,000,000 shares authorized,
         none issued                                                --                   --
      Common stock, $.01 par value,
         25,000,000 shares authorized,
         9,117,237 and 8,969,825 shares
         issued and outstanding, respectively                   91,172               89,698
   Additional paid-in capital                               44,384,938           43,042,615
   Retained earnings                                        42,707,909           36,699,218
   Treasury stock, at cost, 39,063 and
         52,797 shares, respectively                          (331,277)            (443,588)
                                                         -------------        -------------
                                                            86,852,742           79,387,943
                                                         -------------        -------------
                                                         $ 125,680,562        $ 118,793,675
                                                         =============        =============

The accompanying notes are an integral part of these consolidated financial statements.

Gadzooks, Inc.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                          Fiscal Year Ended
                                                         --------------------------------------------------
                                                          FEBRUARY 2,        February 3,        January 29,
                                                                 2002               2001               2000
                                                         ------------       ------------       ------------
Net sales                                                $313,822,954       $288,410,676       $240,252,299

Costs and expenses:
   Cost of goods sold, including buying,
      distribution and occupancy costs                    234,054,103        205,504,899        173,777,873
   Selling, general and administrative expenses            69,758,047         63,449,926         55,557,545
   Provision for store closings and asset impairments         563,081                 --          1,721,343
                                                         ------------       ------------       ------------
                                                          304,375,231        268,954,825        231,056,761
                                                         ------------       ------------       ------------
   Operating income                                         9,447,723         19,455,851          9,195,538

Interest expense                                              138,201            127,709             97,686
Interest income                                               432,603            919,423            594,339
                                                         ------------       ------------       ------------
   Income before income taxes                               9,742,125         20,247,565          9,692,191
Provision for income taxes                                  3,733,434          7,457,992          3,621,953
                                                         ------------       ------------       ------------
   Net income                                            $  6,008,691       $ 12,789,573       $  6,070,238
                                                         ============       ============       ============

Net income per share
   Basic                                                 $       0.66       $       1.44       $       0.68
                                                         ============       ============       ============
   Diluted                                               $       0.65       $       1.38       $       0.67
                                                         ============       ============       ============

Average shares outstanding

   Basic                                                    9,039,912          8,911,331          8,910,084
                                                         ============       ============       ============
   Diluted                                                  9,303,926          9,292,895          9,043,135
                                                         ============       ============       ============

The accompanying notes are an integral part of these consolidated financial statements.

Gadzooks, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                          Common Stock            Additional     Retained      Treasury Stock
                                       Shares      Capital   Paid-In-Capital     Earnings    Shares        Capital          Total
                                     ---------   ---------   ---------------  -----------   -------   ------------   ------------
BALANCE, JANUARY 30, 1999            8,892,736   $  88,927    $ 42,197,629    $17,855,453    15,226   $   (111,364)  $ 60,030,645
   Stock issued under option plans      29,792         298          65,274             --        --             --         65,572
   Purchase of treasury stock               --          --              --             --    25,000       (212,981)      (212,981)
   Sale of treasury stock                   --          --              --        (16,046)  (20,678)       187,890        171,844
   Tax benefit from exercise
      of stock options                      --          --          19,565             --        --             --         19,565
   Net income                               --          --              --      6,070,238        --             --      6,070,238
                                     ---------   ---------    ------------    -----------   -------   ------------   ------------

BALANCE, JANUARY 29, 2000            8,922,528      89,225      42,282,468     23,909,645    19,548       (136,455)    66,144,883
   Stock issued under option plans      47,297         473         434,504             --        --             --        434,977
   Purchase of treasury stock               --          --              --             --    50,000       (423,938)      (423,938)
   Sale of treasury stock                   --          --         163,177             --   (16,751)       116,805        279,982
   Tax benefit from exercise
      of stock options                      --          --         162,466             --        --             --        162,466
   Net income                               --          --              --     12,789,573        --             --     12,789,573
                                     ---------   ---------    ------------    -----------   -------   ------------   ------------

BALANCE, FEBRUARY 3, 2001            8,969,825      89,698      43,042,615     36,699,218    52,797       (443,588)    79,387,943
   Stock issued under option plans     147,412       1,474         966,255             --        --             --        967,729
   Sale of treasury stock                   --          --          95,156             --   (13,734)       112,311        207,467
   Tax benefit from exercise
      of stock options                      --          --         280,912             --        --             --        280,912
   Net income                               --          --              --      6,008,691        --             --      6,008,691
                                     ---------   ---------    ------------    -----------   -------   ------------   ------------

BALANCE, FEBRUARY 2, 2002            9,117,237   $  91,172    $ 44,384,938    $42,707,909    39,063   $   (331,277)  $ 86,852,742
                                     =========   =========    ============    ===========   =======   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

Gadzooks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                         Fiscal Year Ended
                                                                      ----------------------------------------------------
                                                                       FEBRUARY 2,         February 3,         January 29,
                                                                              2002                2001                2000
                                                                      ------------        ------------        ------------
Cash flows from operating activities:
   Net income                                                         $  6,008,691        $ 12,789,573        $  6,070,238
   Adjustments to reconcile net income to net cash provided
      by operating activities:
      Provision for store closings                                              --                  --           1,188,547
      Impairment of long-lived assets                                      563,081                  --             532,796
      Loss on disposal of assets                                           140,319             193,939             288,813
      Depreciation                                                       8,344,301           6,951,320           5,841,152
      Deferred income taxes                                             (1,220,830)         (1,232,138)            (15,338)
   Changes in operating assets and liabilities:
      Accounts receivable                                                1,443,883          (1,909,416)          1,785,072
      Inventory                                                         (7,718,038)        (11,522,984)        (10,014,677)
      Other assets                                                         175,513             (35,079)           (146,331)
      Accounts payable                                                   1,858,127           4,838,048           2,246,639
      Accrued payroll and benefits                                      (1,446,931)            709,204           1,033,897
      Income taxes payable                                              (1,526,689)          2,792,532             930,329
      Other liabilities                                                    818,493             711,205            (467,219)
                                                                      ------------        ------------        ------------
            Net cash provided by operating activities                    7,439,920          14,286,204           9,273,918
                                                                      ------------        ------------        ------------
Cash flows from investing activities:
   Capital expenditures                                                (14,274,965)        (12,936,332)         (7,008,271)
   Proceeds from the sale of leaseholds, fixtures and equipment            243,854                  --                  --
                                                                      ------------        ------------        ------------
            Net cash used in investing activities                      (14,031,111)        (12,936,332)         (7,008,271)
                                                                      ------------        ------------        ------------
Cash flows from financing activities:
   Issuance of common stock, under options plans                           967,729             434,977              65,572
   Purchase of treasury stock                                                   --            (423,938)           (212,981)
   Sale of treasury stock under employee benefit plans                     207,467             279,982             171,844
                                                                      ------------        ------------        ------------
            Net cash provided by financing activities                    1,175,196             291,021              24,435
                                                                      ------------        ------------        ------------
Net increase (decrease) in cash and cash equivalents                    (5,415,995)          1,640,893           2,290,082
Cash and cash equivalents at beginning of year                          20,284,368          18,643,475          16,353,393
                                                                      ------------        ------------        ------------
Cash and cash equivalents at end of year                              $ 14,868,373        $ 20,284,368        $ 18,643,475
                                                                      ============        ============        ============
Cash paid during the year for:
   Interest                                                           $    135,257        $     68,564        $     93,348
   Income taxes                                                          6,482,779           5,900,872           2,736,158


The accompanying notes are an integral part of these consolidated financial statements.

Gadzooks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) ORGANIZATION AND NATURE OF THE COMPANY

Gadzooks, Inc. ("Gadzooks" or the "Company") is a mall-based, specialty retailer of casual apparel and related accessories for young men and women principally between the ages of 14 and 18. In the second half of fiscal 2001, the Company began testing a new retail concept with the opening of four Orchid stores. The Orchid concept caters to the unique innerwear and sleepwear needs of females between the ages of 14 and 22. At February 2, 2002, the Company had 431 company-owned stores in metropolitan and middle markets in 40 states of which 427 were Gadzooks stores and four were Orchid stores.

The Company's fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal year 2000 represents the 53-week period ended February 3, 2001 and fiscal years 2001 and 1999 represent the 52-week periods ended February 2, 2002 and January 29, 2000, respectively.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. In June 2000, the Company completed a corporate restructuring. The consolidated financial statements include the accounts of Gadzooks, Inc. and its wholly-owned affiliates, Gadzooks Holding Company and Gadzooks Management, L.P. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at February 2, 2002 and February 3, 2001 and the reported amounts of revenues and expenses during each of the three years in the period ended February 2, 2002. On an ongoing basis, management evaluates such estimates including sales return rates, inventory reserves, impairment of long-lived assets, income taxes and accrued expenses. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. The self-insurance reserves for medical and worker's compensation claims are recorded based on historical claim levels adjusted for growth in the employee base. If the historical claims used to calculate these estimates are not reflective of actual results, additional expenses may be incurred up to the point that the Company's stop loss insurance begins. The Company is self-insured for property and casualty claims at the store level. Property and casualty claims at the store level are estimated and recognized as incurred. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and marketable securities with original maturities of three months or less.

INVENTORY. Inventory is valued at the lower of average cost or market. In addition, inventories include an allocation of buying and distribution costs to prepare product for the stores less an estimate for shrink, which is based on historical shrink rates and adjusted to actual levels twice a year.

LEASEHOLDS, FIXTURES AND EQUIPMENT. Leaseholds, fixtures and equipment are stated at cost. Depreciation of fixtures and equipment is based upon the estimated useful lives of the assets, generally from five to ten years, computed on the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over estimated useful lives or lease terms, if shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the respective net carrying amounts may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the assets. The amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets. Impairment review of long-lived assets is performed at the store level.

REVENUE RECOGNITION. Retail merchandise sales are recognized at the point of sale less sales returns and employee discounts. Management records a provision for estimated sales returns based on historical return rates. If sales return rates change, an additional allowance may be required.

ADVERTISING. Advertising costs are expensed when incurred. Advertising costs were $1,270,772, $1,212,657 and $748,311 for fiscal years 2001, 2000 and 1999, respectively.

STORE PRE-OPENING COSTS. Costs incurred with the setup of a new store prior to its opening for business are expensed as incurred.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS. All financial instruments are recorded at cost, which approximates fair value due to the short maturity of these instruments. During fiscal 2001 and 2000, no financial instruments were held or issued for trading purposes.

NEW ACCOUNTING PRONOUNCEMENTS. On February 4, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS
138. These statements require the recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. The statements also established new accounting rules for hedging instruments which, depending on the nature of the hedge, require that changes in the fair value of the derivatives either be offset against the charge in fair value of assets, liabilities or firm commitments through earnings, or be recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The adoption of SFAS 133 had no impact on the Company's consolidated financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS 141 supersedes Accounting Principles Board Opinion ("APB") No.16, "Business Combinations." The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 142 supersedes APB No.17, "Intangible Assets," and changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company's consolidated financial statements will not be impacted by the adoptions of SFAS 141 and SFAS 142.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001 and replaces SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 establishes an accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and replaces the provisions of APB 30 for the disposal of segments of a business. SFAS 144 retains the fundamental provisions of SFAS 121 concerning the recognition and measurement of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. However, SFAS 144 provides additional guidance with regard to discontinued operations and assets to be disposed of. In addition, SFAS 144 excludes goodwill from its scope. The adoption of SFAS 144 will have no immediate impact on the Company, but could result in future store closures being classified as discontinued operations in the consolidated financial statements.

(3) PROVISION FOR STORE CLOSINGS

During 1999, the Company decided to close eight stores that had been identified as under-performing, and recognized a $1,189,000 pre-tax provision for costs related to closing the facilities. As of March 3, 2001, all of the eight stores had been closed. As of February 2, 2002, all costs to close the eight stores had been incurred. The components of the provision and an analysis of the amounts charged against the accrual are outlined below.


                                        1999     Charges         Reserve      Charges        Reserve       Charges       Reserve
                                    Original     through      Balance at      through     Balance at       through    Balance at
In thousands                       provision    01/29/00       01/29/00      02/03/01       02/03/01      02/02/02      02/02/02
                                   ---------    --------      ----------     --------     ----------      --------    ----------
Lease termination costs              $   382     $  (263)       $   119       $  (113)       $     6       $    (6)      $    --
Impairment of long-lived assets          807        (807)            --            --             --            --            --
                                     -------     -------        -------       -------        -------       -------       -------
Total                                $ 1,189     $(1,070)       $   119       $  (113)       $     6       $    (6)      $    --


As a result of a change in estimate, the Company recorded $6,000 of the original store closing provision as a reduction to selling, general and administrative expenses in fiscal 2001. Sales and operating losses of the eight stores are shown below for the years ended February 2, 2002, February 3, 2001 and January 29, 2000 (unaudited):


                         FEBRUARY 2,        February 3,        January 29,
                                2002               2001               2000
                         -----------        -----------        -----------
Sales                    $    53,447        $   883,117        $ 3,015,017
Operating loss                (8,995)           (58,608)          (695,402)

(4) IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," which requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or circumstances indicate that the net book value of the asset may not be recoverable, the Company recorded a non-cash impairment charge of $563,000 in fiscal 2001 to reflect fixtures and leasehold improvements at their respective estimated fair value in a total of six under-performing stores. In March 2002, the Company closed one of these stores, the effect of which was not material to the consolidated financial statements. The remaining locations are not targeted for closure. The Company also recorded non-cash impairment charges of $533,000 in fiscal 1999 to reflect fixtures and leasehold improvements at their respective estimated fair value in six under-performing stores. The Company closed two of these stores in fiscal 2001, the effects of which were not material to the consolidated financial statements. The remaining locations are not targeted for closure. Management regularly reviews the performance of all the Company's stores. If management determines that it is unlikely that a store's sales volume will increase to a level that would allow the store to generate positive cash flows, management will consider remedial actions up to and including closing the store. If management approves a plan for closing a store or stores, the Company will recognize a provision for store closing costs during the quarter in which such approval is granted.

(5) LEASEHOLDS, FIXTURES AND EQUIPMENT

Leaseholds, fixtures and equipment are summarized as follows:


                                                FEBRUARY 2,          February 3,
                                                       2002                2001
                                               ------------        ------------
Leasehold improvements                         $ 43,469,311        $ 35,748,417
Fixtures and equipment                           29,473,009          24,789,217
                                               ------------        ------------
                                                 72,942,320          60,537,634
Less accumulated depreciation                   (31,933,029)        (24,511,753)
                                               ------------        ------------
                                               $ 41,009,291        $ 36,025,881
                                               ============        ============

(6) LONG-TERM OBLIGATIONS

On June 1, 2001, the Company renewed and revised its existing credit facility with Wells Fargo Bank. The revised facility provides an unsecured revolving line of credit totaling $15 million. The total amount available to borrow pursuant to the credit agreement is limited to 150% of cash flow (as defined in the credit agreement) for the trailing 12-month period. Amounts borrowed under the revolving line bear interest at the lesser of either the bank's prime rate, or 195 basis points above LIBOR. The Company pays commitment fees of 0.33% on the unused portion of the revolving line of credit. The credit agreement also provides for the issuance of letters of credit that are generally used in connection with international merchandise purchases. Outstanding letters of credit issued by the bank reduce amounts otherwise available for borrowing under the revolving line of credit. The credit facility subjects the Company to various restrictions on the incurrence of additional indebtedness, acquisitions, loans to officers and stock repurchases. The covenants also require the Company to maintain certain tangible net worth, working capital, debt to equity, net income and fixed charge coverage minimums as well as certain other ratios customary in such agreements. At November 3, 2001, the Company was in technical default of its line of credit covenant that requires net income of not less than $1 on a trailing two-quarter basis determined as of each fiscal quarter end. Prior to the default, the bank issued a waiver for the respective covenant through the end of the third quarter; the Company will be subject to the covenant on a going forward basis and was in compliance as of year end. Amounts available to borrow under the line of credit, as limited by the cash flow multiple and outstanding letters of credit, totaled $14.8 million at February 2, 2002. Any amount borrowed under the revolving line of credit will become due on June 1, 2002, the date the credit agreement matures. Prior to June 1, 2002, management expects to be able to renegotiate and extend this facility under terms no less favorable to the Company than those of the current credit agreement. No assurance can be given, however, that such negotiations will be successful, or that the Company will be able to obtain terms equivalent to the current credit agreement. No borrowings other than $232,000 in letters of credit were outstanding under the revolving line at February 2, 2002.

(7) COMMITMENTS AND CONTINGENCIES

OPERATING LEASES. The Company leases store, office, and warehouse space under non-cancelable leases with terms that generally range from five to ten years. Most of the store leases provide for additional rentals based on a percentage of store sales and specify rental increases over the term of the lease. Total rent expense under these operating leases was $28,029,808, $23,112,695 and $20,775,846, for fiscal years 2001, 2000 and 1999, respectively. Included in these total rent figures are $735,000, $608,000 and $350,000 of contingent rent for fiscal years 2001, 2000 and 1999, respectively. Accrued rent of $3,726,255 as of February 2, 2002 and $3,083,419 as of February 3, 2001 has been provided to account for rent expenses on a straight-line basis. Future minimum lease payments under non-cancelable operating leases as of February 2, 2002 are as follows:


Fiscal year
-----------
2002                                  $ 28,243,787
2003                                    28,272,668
2004                                    27,451,639
2005                                    26,196,581
2006                                    23,533,500
Thereafter                              62,222,962
                                      ------------
Total minimum lease payments          $195,921,137
                                      ============

LITIGATION. In the ordinary course of business, the Company is periodically a party to lawsuits. The Company does not believe that any resulting liability from existing legal proceedings, individually or in the aggregate, will have a material adverse effect on its operations or financial condition. During the third quarter of fiscal 2001, the Company favorably settled a lawsuit against another mall tenant which resulted in a gain of approximately $740,000.

(8) Income Taxes

The provision for federal and state income taxes consists of the following:


                                                                          Fiscal
                              --------------------------------------------------
                                     2001               2000                1999
                              -----------        -----------        ------------
Current tax expense           $ 4,954,264        $ 8,690,125         $ 3,637,291
Deferred tax benefit           (1,220,830)        (1,232,133)            (15,338)
                              -----------        -----------         -----------
                              $ 3,733,434        $ 7,457,992         $ 3,621,953
                              ===========        ===========         ===========

The following table reconciles the provision for income taxes to the amount computed by applying the U.S. statutory federal tax rate of 34% to pre-tax income:



                                                                                                    Fiscal
                                                         -------------------------------------------------
                                                                2001               2000               1999
                                                         -----------        -----------        -----------
Tax provision at the federal corporate rate              $ 3,312,323        $ 6,884,172        $ 3,295,345
State income taxes, net of related federal benefit           433,458            599,533            410,099
Graduated federal rate                                            --            100,000                 --
Tax exempt interest                                          (38,134)                --                 --
Other, net                                                    25,787           (125,713)           (83,491)
                                                         -----------        -----------        -----------
Provision for income taxes                               $ 3,733,434        $ 7,457,992        $ 3,621,953
                                                         ===========        ===========        ===========

Deferred tax assets (liabilities) are comprised of the following:


                                                    February 2,      February 3,
                                                           2002             2001
                                                     ----------       ----------
Deferred tax assets:
   Accruals not currently deductible                 $2,363,393       $1,750,452
   Depreciation                                       1,327,047          719,158
                                                     ----------       ----------
                                                      3,690,440        2,469,610
Deferred tax liabilities                                     --               --
                                                     ----------       ----------
                                                     $3,690,440       $2,469,610
                                                     ==========       ==========


At February 2, 2002 and February 3, 2001, $1,160,404 and $1,009,726,
respectively of net current deferred tax assets were classified as other current assets. The early disposition of certain qualified stock options and the exercise of certain nonqualified stock options in fiscal 2001, 2000 and 1999 resulted in income tax benefits to the Company of $280,912, $162,466 and $19,565 respectively, which was credited to additional paid-in capital. The income tax benefit is the tax effect of the difference between the market price on the date of exercise and the option price.

(9)  EMPLOYEE BENEFIT PLANS

Effective January 1, 1995, the Company established the Gadzooks, Inc. Employees' Savings Plan (the "401(k) Plan"). The 401(k) Plan is open to substantially all employees who have been employed at least one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 15% of pre-tax earnings, with the Company matching 50% of the employee's contribution up to 5% of earnings. Employee and Company contributions are paid to a corporate trustee and invested in various mutual funds or the Company's common stock at the discretion of the participant. Company contributions made to participants' accounts become 100% vested on the fifth anniversary of the employee's initial participation in the Plan. For the years ended February 2, 2002, February 3, 2001 and January 29, 2000, the Company contributed $213,362, $104,854 and $130,837, respectively, in matching contributions to the 401(k) Plan. During fiscal 2001, 252 shares of the Company's treasury stock were sold to the 401(k) plan at the closing price for the respective pay period.

On June 18, 1998, the shareholders approved the Gadzooks, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the right to purchase common stock on a monthly basis at 85% of the closing market price of the shares on the last day of the respective calendar month. The aggregate number of shares that may be offered under the ESPP was increased from 60,000 to 110,000 in fiscal 2000. During fiscal 2001, 2000 and 1999, 13,482, 16,751 and 20,678 shares, respectively, of the Company's common stock were sold to employees pursuant to the plan. The Company may purchase shares of common stock from time to time on the open market to provide shares for sale pursuant to the ESPP.

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

The following table includes option information for the Employee Plan, Key Employee Plan and Nonemployee Director Plan:


                                                                                                                      Fiscal
                                      --------------------------------------------------------------------------------------
                                                          2001                          2000                            1999
                                      ------------------------      ------------------------    ----------------------------
                                                      WEIGHTED                      Weighted                        Weighted
                                                       AVERAGE                       Average                         Average
                                                      EXERCISE                      Exercise                        Exercise
                                         SHARES          PRICE         Shares          Price       Shares              Price
                                      ---------    -----------      ---------    -----------    ---------        -----------
Outstanding at beginning of year      1,117,511    $     10.64      1,049,652    $      9.72      870,070        $      9.71
Granted                                 308,039          20.04        197,025          15.79      555,580               9.82
Exercised                              (142,036)          6.41        (52,273)          9.41      (30,192)              2.21
Cancelled                               (49,240)         17.37        (76,893)         11.89     (345,806)             10.50
                                      ---------    -----------      ---------    -----------    ---------        -----------
Outstanding at end of year            1,234,274    $     13.21      1,117,511    $     10.64    1,049,652        $      9.72
                                      ---------    -----------      ---------    -----------    ---------        -----------
Available for grant at end of year      400,898                       659,697                     179,829
                                      ---------                     ---------                   ---------

The following table summarizes information about stock options outstanding at February 2, 2002:



                                                         Options Outstanding                     Options Exercisable
                         ---------------------------------------------------         -------------------------------
                                                Weighted
                                                 Average            Weighted                                Weighted
                              Number           Remaining             Average              Number             Average
Range of                 Outstanding         Contractual            Exercise         Exercisable            Exercise
Exercise Prices          at 02/02/02                Life               Price         at 02/02/02               Price
---------------          -----------         -----------       -------------         -----------       -------------
$  0.21 - $ 7.00             166,113             6 years       $        6.06             105,053       $        5.66
   7.25 -  11.56             263,460             7 years                9.24             125,110                9.16
  11.60 -  12.38             345,158             7 years               12.00             170,586               11.91
  12.44 -  21.63             243,256             9 years               15.91              36,452               16.37
  22.06 -  28.13             216,287             9 years               22.41              19,267               25.48
----------------         -----------                                                 -----------
$  0.21 - $28.13           1,234,274                                                     456,468
----------------         -----------                                                 -----------

The Company measures and records compensation expense in accordance with current practices as prescribed by APB No.25, "Accounting for Stock Issued to Employees," and provides disclosure about pro forma compensation expense in accordance with SFAS No.123, "Accounting for Stock-Based Compensation."

If the Company had elected to recognize compensation expense based on the fair value of options granted at the grant date as prescribed by SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:


                                                                                                 Fiscal
                                               --------------------------------------------------------
                                                         2001                 2000                 1999
                                               --------------       --------------       --------------
Net income - as reported                       $    6,008,691       $   12,789,573       $    6,070,238
Net income - pro forma                              3,391,047           10,764,338            4,831,365
Diluted earnings per share - as reported                 0.65                 1.38                 0.67
Diluted earnings per share - pro forma                   0.36                 1.16                 0.53

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes Multiple Option pricing model with the following weighted-average assumptions used for grants:


                                                                   Fiscal
                              -------------------------------------------
                                   2001              2000            1999
                              ---------         ---------       ---------
Expected volatility           207%              226%            248%
Risk-free interest rate       4.4%              4.6%            6.5%
Expected lives                4.4 years         4.1 years       4.2 years
Dividend yield                  0%                0%              0%

The weighted average fair value of options granted was $19.22, $15.23 and $9.63 per share for fiscal 2001, 2000 and 1999, respectively.

(11)  EARNINGS PER SHARE

The following table outlines the Company's calculation of weighted average shares outstanding:


                                                                                                  Fiscal
                                                           ---------------------------------------------
                                                                2001              2000              1999
                                                           ---------         ---------         ---------
Weighted average common shares outstanding (basic)         9,039,912         8,911,331         8,910,084
Effect of dilutive options                                   264,014           381,564           133,051
                                                           ---------         ---------         ---------
Weighted average common and dilutive
   potential shares outstanding (diluted)                  9,303,926         9,292,895         9,043,135
                                                           =========         =========         =========

The treasury stock method is used to determine dilutive potential common shares outstanding related to stock options. Options which, based on their exercise price, would be antidilutive are not considered in the treasury stock method calculation. Options excluded from the earnings per share calculation due to their antidilutive nature totaled 225,057, 51,232 and 215,389 in fiscal 2001, 2000 and 1999, respectively.

(12)  SHAREHOLDER RIGHTS PLAN

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

Gadzooks, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GADZOOKS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gadzooks, Inc. and its subsidiaries at February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP

Fort Worth, Texas

March 7, 2002

Gadzooks, Inc.

CORPORATE INFORMATION

DIRECTORS                                       OFFICERS

GERALD R. SZCZEPANSKI                           GERALD R. SZCZEPANSKI
Chairman of the Board                           Chairman of the Board and
Co-Founder of Gadzooks                          Chief Executive Officer
Director since 1983
                                                PAULA Y. MASTERS
WILLIAM C. BOUSQUETTE(A)                        President and
Former Senior Vice President and                Chief Merchandising Officer
Chief Financial Officer
Texaco, Inc. (retired)                          JAMES A. MOTLEY
Director since 2001                             Vice President and
                                                Chief Financial Officer
G. MICHAEL MACHENS(A),(C)                       Treasurer and Secretary
Managing General Partner
Phillips-Smith-Machens                          WILLIAM S. KOTCH III
   Venture Partners                             Senior Vice President
Director since 1992                             Real Estate

ROBERT E.M. NOURSE(C)                           GEORGE S. SOTIRIN
President                                       Vice President
Arena Growth Ventures                           Store Operations
Director since 1993
                                                STEPHEN R. PUTERBAUGH
RON G. STEGALL(A)                               Vice President
President                                       Human Resources
Arlington Equity Partners, Inc.
Director since 1999                             JEFFREY P. CREECY
                                                Vice President
LAWRENCE H. TITUS, JR.(A)                       Information Systems
Co-Founder of Gadzooks
(retired)
Director since 1983

(A) Audit Committee

(B) Compensation Committee

SHARE PRICE DATA

The following table sets forth, for the quarterly periods indicated, the high and low closing prices per share of the common stock as reported on The Nasdaq Stock Market:


                                                  2001                      2000
                                   ---------------------------------------------
Fiscal Quarters                      High          Low         High          Low
---------------                    ------       ------       ------       ------
First Quarter                      $24.64       $17.00       $24.13       $12.38
Second Quarter                      17.56        12.47        23.13         7.94
Third Quarter                       15.90        11.95        18.75        11.00
Fourth Quarter                      15.36        10.90        21.13        12.94

On March 28, 2002 the closing sales price on The Nasdaq Stock Market was $17.45. As of March 28, 2002, the approximate number of common shareholders of record was 88, although the Company believes that the actual number of beneficial owners is significantly higher. The Company presently intends to retain earnings for use in its business and therefore does not anticipate declaring a cash dividend in the near future.

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

ANNUAL MEETING

The Annual Meeting of Gadzooks, Inc. will be held at 9:00 a.m. CST, on June 13, 2002, at the Company's headquarters.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 635-9270
www.mellon-investor.com

CORPORATE COUNSEL

Akin, Gump, Strauss, Hauer & Feld, L.L.P.
Dallas, Texas

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Fort Worth, Texas

SHAREHOLDER INFORMATION

A copy of Form 10-K, excluding exhibits, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Investor Relations at the Company's headquarters. Copies of exhibits are available upon payment of a $125.00 fee to cover the costs of reproduction.

COMMON STOCK

Listed on The Nasdaq Stock Market(SM) -- Symbol: GADZ

CORPORATE HEADQUARTERS

4121 International Parkway
Carrollton, Texas 75007
(972) 307-5555
(972) 662-4290 Fax
www.gadzooks.com

Gadzooks and the Gadzooks logo are registered trademarks and service marks of Gadzooks, Inc.

Gaditude is a registered service mark of Gadzooks, Inc.